FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of December 2008
Commission File Number 0-16174
TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant’s name into English)
5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

     In connection with its pending acquisition of Barr Pharmaceuticals, Inc. (“Barr”), the registrant hereby files the following financial information on this Form 6-K:
INDEX TO FINANCIAL STATEMENTS

Page
Historical Financial Statements of Barr (Unaudited)
Condensed Consolidated Balance Sheet as of September 30, 2008 and December 31, 2007	F-1
Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2008 and 2007	F-2
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2008 and 2007	F-3
Notes to Condensed Consolidated Financial Statements	F-4
Historical Financial Statements of Barr (Audited)
Report of Independent Registered Public Accounting Firm-Deloitte & Touche LLP	F-27
Report of Independent Registered Public Accounting Firm-KPMG Hungaria Kft.	F-28
Consolidated Balance Sheets as of December 31, 2007 and 2006	F-29
Consolidated Statements of Operations for the year ended December 31, 2007, six months ended December 31, 2006 and 2005 (unaudited), and the fiscal years ended June 30, 2006 and 2005	F-30
Consolidated Statements of Shareholders’ Equity for the year ended December 31, 2007, six months ended December 31, 2006 and the fiscal years ended June 30, 2006 and 2005	F-31
Consolidated Statements of Cash Flows for the year ended December 31, 2007, six months ended December 31, 2006 and 2005 (unaudited),and the fiscal years ended June 30, 2006 and 2005	F-32
Notes to Consolidated Financial Statements	F-33
CONSENTS

Consent of Deloitte & Touche LLP, dated December 5, 2008
Consent of KPMG Hungária Kft., dated December 5, 2008

BARR PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions, except share and per share data)
(unaudited)

	September 30,	December 31,
	2008	2007
Assets
Current assets:
Cash and cash equivalents	$587	$246
Marketable securities	15	288
Accounts receivable, net	594	497
Other receivables	91	86
Inventories	431	454
Deferred income taxes	62	74
Prepaid expenses and other current assets	88	58

Total current assets	1,868	1,703

Property, plant and equipment, net	1,088	1,112
Deferred income taxes	29	40
Marketable securities	19	17
Other intangible assets, net	1,360	1,483
Goodwill	286	286
Other assets	118	117
Long-term assets held for sale	1	4

Total assets	$4,769	$4,762

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$156	$152
Accrued liabilities	304	291
Current portion of long-term debt and capital lease obligations	231	298
Income taxes payable	15	37
Deferred tax liabilities	2	2

Total current liabilities	708	780

Long-term debt and capital lease obligations	1,715	1,782
Deferred tax liabilities	161	193
Other liabilities	88	103

Commitments & contingencies (Note 17)

Minority interest	28	38

Shareholders’ equity:
Preferred stock, $1 par value per share; authorized 2,000,000; none issued	—	—
Common stock, $.01 par value per share; authorized 200,000,000; issued 112,405,582 and 110,783,167 at September 30, 2008 and December 31, 2007	1	1
Additional paid-in capital	772	682
Retained earnings	1,117	1,006
Accumulated other comprehensive income	280	278
Treasury stock at cost: 2,972,997 shares at September 30, 2008 and December 31, 2007	(101)	(101)

Total shareholders’ equity	2,069	1,866

Total liabilities, minority interest and shareholders’ equity	$4,769	$4,762

SEE ACCOMPANYING NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BARR PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
Revenues:
Product sales	$695	$559	$1,935	$1,706
Alliance and development revenue	33	33	158	94
Other revenue	9	10	31	32

Total revenues	737	602	2,124	1,832

Costs and expenses:
Cost of sales	342	267	970	841
Selling, general and administrative	234	190	649	557
Research and development	69	62	214	191
Write-off of acquired in-process research and development	—	1	—	5

Earnings from operations	92	82	291	238

Interest income	3	8	15	27
Interest expense	24	38	83	122
Other (expense) income, net	(11)	8	(19)	13

Earnings before income taxes and minority interest	60	60	204	156

Income tax expense	26	15	91	50
Minority interest income (loss), net of taxes	—	—	1	(2)

Net earnings from continuing operations	34	45	114	104

Net loss from discontinued operations, net of taxes	(3)	(6)	(3)	(8)

Net earnings	$31	$39	$111	$96

Basic:
Earnings per common share — continuing operations	$0.31	$0.42	$1.05	$0.97
Loss per common share — discontinued operations	(0.03)	(0.05)	(0.03)	(0.07)

Net earnings per common share — basic	$0.28	$0.37	$1.02	$0.90

Diluted:
Earnings per common share — continuing operations	$0.31	$0.41	$1.04	$0.95
Loss per common share — discontinued operations	(0.03)	(0.05)	(0.03)	(0.07)

Net earnings per common share — diluted	$0.28	$0.36	$1.01	$0.88

Weighted average shares — basic	109	107	109	107

Weighted average shares — diluted	111	109	110	109

SEE ACCOMPANYING NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BARR PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)
(unaudited)

	Nine Months Ended
	September 30,
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$111	$96
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	243	221
Deferred revenue	(5)	(5)
Minority interest (income) loss	(1)	2
Stock-based compensation expense	25	23
Excess tax benefits from stock-based compensation	(13)	8
Deferred income tax benefit	(38)	(49)
Loss on derivative instruments, net	14	9
Loss on sale of discontinued operations	3	—
Other	(3)	(1)
Write-off of in-process research and development associated with acquisitions	—	5
Changes in assets and liabilities:
(Increase) decrease in:
Accounts receivable and other receivables, net	(117)	66
Inventories	16	(42)
Prepaid expenses	14	9
Other assets	4	(2)
Increase (decrease) in:
Accounts payable, accrued liabilities and other liabilities	15	(67)
Income taxes payable	(19)	(16)

Net cash provided by operating activities	249	257

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(88)	(80)
Proceeds from sales of property, plant and equipment	8	1
Proceeds from sale of discontinued operations	3	—
Acquisitions, net of cash acquired	(14)	(87)
Settlement of derivative instruments	(11)	(3)
Purchases of marketable securities	(149)	(1,635)
Sales of marketable securities	419	2,032
Investment in debt securities	—	(2)
Other	6	—

Net cash provided by investing activities	174	226

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on long-term debt and capital leases	(729)	(617)
Proceeds from long-term debt	585	71
Excess tax benefits from stock based compensation	13	8
Dividends paid to minority interest shareholders	(6)	—
Proceeds from exercise of stock options, employee stock purchases and warrants	53	27
Other	—	1

Net cash used in financing activities	(84)	(510)

Effect of exchange-rate changes on cash and cash equivalents	2	7

Increase (decrease) in cash and cash equivalents	341	(20)
Cash and cash equivalents at beginning of period	246	232

Cash and cash equivalents at end of period	$587	$212

SEE ACCOMPANYING NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BARR PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
1. Basis of Presentation
     Barr Pharmaceuticals, Inc. (“Barr” or the “Company”) is a Delaware holding company whose principal subsidiaries are Barr Laboratories, Inc., Duramed Pharmaceuticals, Inc. (“Duramed”) and PLIVA d.d. (“PLIVA”). The accompanying unaudited interim condensed consolidated financial statements included in this Form 10-Q should be read in conjunction with the consolidated financial statements of Barr Pharmaceuticals, Inc. and its subsidiaries and the accompanying notes that are included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007. The Company prepared these condensed consolidated financial statements following the requirements of the Securities and Exchange Commission and generally accepted accounting principles in the United States (“GAAP”) for interim reporting. In management’s opinion, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of those that are normal and recurring) that are necessary, in the judgment of management, for a fair presentation of such statements in conformity with GAAP.
     The condensed consolidated financial statements include all companies that Barr directly or indirectly controls (meaning it has more than 50% of voting rights in those companies). Investments in companies where Barr owns between 20% and 50% of a company’s voting rights are accounted for by using the equity method, with Barr recording its proportionate share of net income or loss for such investments in its results for that period. The condensed consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, after elimination of inter-company accounts and transactions. Non-controlling interests in the Company’s subsidiaries are recorded, net of tax, as minority interest.
     In preparing the condensed consolidated financial statements in conformity with GAAP, the Company must make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ from those estimates.
     Certain amounts in the Company’s prior-period condensed consolidated financial statements have been reclassified to conform to the presentation for the three and nine months ended September 30, 2008. Such amounts include the Company’s reclassification of assets held for sale and discontinued operations. See Note 6.
2. Recent Accounting Pronouncements
     In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157 (“SFAS 157”), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosure about fair value measurements. However, in February 2008, the FASB issued FASB Staff Position (“FSP”) 157-2 (“FSP 157-2”) which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. FSP 157-2 defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for items within the scope of FSP 157-2. Effective for 2008, the Company has adopted SFAS 157 in accordance with FSP 157-2. The partial adoption of SFAS 157 did not have a material impact on its condensed consolidated financial statements but additional disclosures were required. See Note 8.
     In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), The Fair Value Option for Financial Assets and Financial Liabilities, providing companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. GAAP has required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of a company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which a company has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company did not elect to adopt the fair value option under SFAS 159.
     In June 2007, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 07-3 (“EITF 07-3”), Accounting for Advance Payments for Goods or Services to be Received for Use in Future Research and Development Activities. EITF 07-3 provides clarification surrounding the accounting for nonrefundable research and development advance payments, whereby such payments should be recorded as an asset when the advance payment is made and recognized as an expense when the research and development activities are performed. EITF 07-3 is effective for interim and annual reporting periods beginning after December 15, 2007. The adoption of EITF 07-3 did not have a material effect on the Company’s condensed consolidated financial statements.
     In December 2007, the FASB issued SFAS No. 141(R) (“SFAS 141(R)”), Business Combinations (revised), replacing SFAS No. 141 (“SFAS 141”), Business Combinations. This new statement requires additional assets and assumed liabilities to be measured at fair value when acquired in a business combination as compared to the original pronouncement. SFAS 141(R) also requires liabilities related to contingent consideration to be re-measured to fair value each reporting period, acquisition-related costs to be expensed and not capitalized and acquired in-process research and development to be capitalized as an indefinite lived intangible asset until completion or abandonment of project. SFAS 141(R) requires prospective application for business combinations consummated in fiscal years beginning on or after December 15, 2008. This statement does not allow for early adoption. The Company is currently evaluating the impact of the adoption of this statement on its consolidated financial statements.
     In December 2007, the FASB issued SFAS No. 160 (“SFAS 160”), Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51 (“ARB No. 51"). This amendment of ARB No. 51 requires a noncontrolling interest in subsidiaries initially to be measured at fair value and then to be classified as a separate component of equity. This statement is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008. This statement does not allow for early adoption, however, application of SFAS 160 disclosure and presentation requirements is retroactive. The Company is currently evaluating the impact of the adoption of this statement on its consolidated financial statements.
     In December 2007, the EITF issued EITF Issue No. 07-1 (“EITF 07-1”), Accounting for Collaborative Arrangements. EITF 07-1 affects entities that participate in collaborative arrangements for the development and commercialization of intellectual property. The EITF affirmed the tentative conclusions reached on (1) what constitutes a collaborative arrangement, (2) how the parties should present costs and revenues in their respective income statements, (3) how the parties should present cost-sharing payments, profit-sharing payments, or both in their respective income statements, and (4) disclosure in the annual financial statements of the parties. EITF 07-1 should be applied as a change in accounting principle through retrospective application to all periods presented for collaborative arrangements existing as of the date of adoption. EITF 07-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of the adoption of this statement on its consolidated financial statements.
     On March 19, 2008, the FASB issued SFAS No. 161 (“SFAS 161”), Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement 133. SFAS 161 enhances required disclosures regarding derivatives and hedging activities, including enhanced disclosures regarding how: (a) an entity uses derivative instruments; (b) derivative instruments and related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities; and (c) derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Specifically, SFAS 161 requires: disclosure of the objectives for using derivative instruments in terms of underlying risk and accounting designation; disclosure of the fair values of derivative instruments and their gains and losses in a tabular format; disclosure of information about credit-risk-related contingent features; and cross-references from the derivative footnote to other footnotes in which derivative-related information is disclosed. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. The Company is currently evaluating the impact of the application of SFAS 161 on its consolidated financial statements.
     On April 25, 2008, the FASB issued FASB Staff Position SFAS 142-3 (“FSP 142-3”). FSP 142-3 amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142. The new guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions. FSP 142-3 is effective for fiscal years ending after December 15, 2008. Early adoption of FSP 142-3 is prohibited. The Company is currently evaluating the impact of the adoption of this statement on its consolidated financial statements.

3. Earnings Per Share
     The following is a reconciliation of the numerators and denominators used to calculate earnings per common share (“EPS”) as presented in the condensed consolidated statements of operations:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(table in millions, except per share data)	2008	2007	2008	2007
Numerator for basic and diluted earnings (loss) per share
Net earnings from continuing operations	$34	$45	$114	$104
Net loss from discontinued operations	(3)	(6)	(3)	(8)

Net earnings	$31	$39	$111	$96

Denominator: Weighted average shares — basic	109	107	109	107

Earnings per common share — continuing operations	$0.31	$0.42	$1.05	$0.97
Loss per common share — discontinued operations	(0.03)	(0.05)	(0.03)	(0.07)

Earnings per common share — basic	$0.28	$0.37	$1.02	$0.90

Denominator: Weighted average shares — diluted	111	109	110	109

Earnings per common share — continuing operations	$0.31	$0.41	$1.04	$0.95
Loss per common share — discontinued operations	(0.03)	(0.05)	(0.03)	(0.07)

Earnings per common share — diluted	$0.28	$0.36	$1.01	$0.88

Calculation of weighted average common shares — diluted

Weighted average shares — basic	109	107	109	107
Effect of dilutive options	2	2	1	2

Weighted average shares — diluted	111	109	110	109

Not included in the calculation of diluted earnings per-share because their impact is antidilutive:
Stock options outstanding (amounts in thousands)	72	928	2,076	1,912
4. Merger agreement with Teva Pharmaceutical Industries Ltd.
     On July 17, 2008, the Company entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Teva Pharmaceutical Industries Ltd. (“Teva”), pursuant to which, upon consummation of the merger, the Company will become a wholly owned subsidiary of Teva.
     Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, stockholders of the Company will be entitled to receive $39.90 in cash and 0.6272 ordinary shares of Teva for each share of the Company’s common stock. The Teva shares will trade in the United States in the form of American Depositary Shares, evidenced by American Depositary Receipts. Also, each outstanding Company stock option and stock appreciation right (other than those stock options held by non-employee directors) will be converted into an amount in cash per share subject to such stock option or stock appreciation right equal to the excess, if any, of $66.50 over the exercise price per share.
     The Merger Agreement may be terminated under certain circumstances, including if the Company’s Board of Directors determines to accept an unsolicited superior proposal prior to approval of the merger by the Company’s stockholders, provided that Teva has first been given three business days’ prior notice, and the opportunity to negotiate in good faith to make such adjustments to the terms and conditions of the Merger Agreement such that the new proposal would no longer constitute a superior proposal. If the Merger Agreement is terminated by the Company under certain circumstances, the Company will be required to pay Teva a termination fee of $200 million.
     Consummation of the merger is subject to various other conditions, including (i) approval of the merger by the Company’s stockholders, (ii) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) receipt of all required approvals by the Canada Competition Bureau and the European Commission applicable to the merger, (iv) receipt of all required approvals under any antitrust laws applicable to the merger in certain other jurisdictions where failure to obtain such approvals would reasonably be expected to have a material adverse effect on the Company and its subsidiaries, taken as a whole, or an effect of similar magnitude (in terms of absolute effect and not proportional) on Teva and its subsidiaries and (v) other customary closing conditions.
     The Company is aware of two lawsuits that have been filed seeking to challenge the merger: Laborers Local 235 Pension Fund v. Barr Pharmaceuticals Inc., et al., Docket No. C-260-08 (N.J. Chancery Division, Bergen County) (the “Laborers Local Action”), which was filed on July 18, 2008 in the New Jersey Superior Court, Chancery Division; and Carter v. Barr Pharmaceuticals, Inc., et al., Docket No. C-269-08 (N.J. Chancery Division, Bergen County) (the “Carter Action”), which was filed on July 21, 2008 in the New Jersey Superior Court, Chancery Division. Both actions seek to challenge the merger and the merger agreement on behalf of a putative class consisting of all holders of the Company’s stock who allegedly have been or will be harmed by the merger. Both complaints name the Company and the six members of its Board of Directors as defendants (the “Barr Defendants”). The Carter Action complaint also names Teva Pharmaceutical Industries Ltd. (“Teva”) as a defendant. The actions generally assert that the Barr Defendants breached fiduciary duties by allegedly agreeing to sell the Company without attempting to maximize shareholder value and by allegedly favoring Teva over other potential bidders. The Carter Action complaint also alleges that Teva aided and abetted the directors in breaching their respective fiduciary duties. Plaintiffs in both complaints seek to obtain class certification and enjoin the transaction, among other things. On July 31, 2008, an amended complaint was filed in the Laborers Local Action substituting Hollywood Police Pension Fund as plaintiff in that action. As of October 14, 2008, the Company, the individual defendants, and Teva reached an agreement in principle with the plaintiffs to settle the lawsuits. Pursuant to this agreement in principle, the defendants agreed to make various additional disclosures that are included in the Company’s proxy statement/prospectus, although neither Teva or Barr makes any admission that the additional disclosures are material. In addition, as part of the proposed settlement, the defendants deny all allegations of wrongdoing. The settlement would be subject to customary conditions, including court approval following notice to members of the proposed settlement class and consummation of the merger. If finally approved by the court, the settlement would be expected to resolve all of the claims that were or could have been brought on behalf of the proposed settlement class in the actions being settled, including all claims relating to the merger, the merger agreement and any disclosures made in connection therewith. Final judicial approval of such a settlement could occur after the completion of the merger.
     On October 16, 2008, the Company announced that a special meeting of shareholders to vote on the proposed acquisition of the Company by Teva has been set for November 21, 2008. In addition, the Company’s Board of Directors approved October 10, 2008 as the record date for the special meeting.
5. Acquisitions and Business Combinations
     O.R.C.A. pharm GmbH
     On September 5, 2007, the Company acquired 100% of the outstanding shares of O.R.C.A. pharm GmbH (“ORCA”), a privately-owned specialty pharmaceutical company focused on the oncology market in Germany. In accordance with SFAS No. 141 (“SFAS 141”), Business Combinations, the Company used the purchase method to account for this transaction. Under the purchase method of accounting, the assets acquired and liabilities assumed from ORCA were recorded at the date of acquisition at their respective fair values. The purchase price at September 5, 2007 was approximately $43 million, including minimum future payments due in 2008 and 2009. The Company may also be required to pay up to an additional $9.7 million based on the achievement of defined performance milestones for 2008. The operating results of ORCA are included in the condensed consolidated financial statements subsequent to the September 5, 2007 acquisition date. The final fair value of the assets and liabilities acquired on September 5, 2007, including adjustments made during the purchase price allocation period, are as follows:

$ in millions
Inventory	$3
Products acquired	29
Goodwill	10
Other assets	6
Liabilities	(4)

Total	$44

     The Company has finalized the valuation and completed the purchase price allocation for the ORCA acquisition. Under the guidance of SFAS 141, this acquisition was treated as an immaterial acquisition. As an immaterial acquisition, pro-forma financial statements are not required to be presented.
6. Assets Held for Sale and Discontinued Operations
     The Company has decided to divest or exit its operations in Goa, India. As a result, as of September 30, 2008, the assets and liabilities relating to the Goa operations met the “held for sale” criteria of SFAS No. 144 (“SFAS 144”), Accounting for the Impairment or Disposal of Long Lived Assets. The Company expects to sell these assets and the related liabilities held for sale within one year. This divestiture does not meet the definition of discontinued operations due to migration of cash flows. The Company’s operations in Goa are part of its generic pharmaceuticals segment. During the nine months ended September 30, 2008, the Company recorded impairment charges of approximately $2.7 million related to the Goa facility. These expenses were charged to the selling, general and administrative, and research and development expense lines in the condensed consolidated statement of operations.

     The following amounts of assets for Goa have been segregated and included in assets held for sale on the Company’s condensed consolidated balance sheet as of September 30, 2008 and December 31, 2007:

	September 30,	December 31,
$ in millions	2008	2007
Property, plant and equipment, net	$1	$4

Long-term assets held for sale	$1	$4

     During 2007, the Company sold its operations in Spain and Italy, and its Veterina business. For the three and nine months ended September 30, 2007, the Company has segregated from continuing operations and included in discontinued operations, net of taxes, in the condensed consolidated statement of operations, the following:

	Three Months Ended				Nine Months Ended
	September 30, 2007				September 30, 2007
$ in millions	Italy	Spain	Veterina	Total	Italy	Spain	Veterina	Total
Revenues
Generics	$2	$4	$–	$6	$8	$18	$–	$26
Other	–	–	8	8	–	–	24	24

Total net revenues of discontinued operations	$2	$4	$8	$14	$8	$18	$24	$50

Loss before income taxes and minority interest	$(1)	$(3)	$(3)	$(7)	$(2)	$(4)	$(2)	$(8)

Loss from discontinued operations- net of tax	$(1)	$(3)	$(2)	$(6)	$(2)	$(4)	$(2)	$(8)

     The agreement of sale for our operations in Spain includes an indemnification from the Company to the buyer for certain liabilities as well as a mechanism to adjust the purchase price based on the level of working capital at closing. The losses of $3 million from discontinued operations for the three and nine months ended September 30, 2008 include a charge reflecting costs the Company incurred under these provisions.
7. Investments in Marketable Securities
     Investments in Marketable Securities and Debt
     Trading Securities
     The fair value of marketable securities classified as trading at each of September 30, 2008 and December 31, 2007 was $4 million, which is included as a component of current marketable securities. Net gains on trading securities for the nine months ended September 30, 2007 were $1 million. This amount is included as a component of other (expense) income.
     Available-for-Sale Securities
     Available-for-sale equity securities include amounts invested in connection with the Company’s excess 401(k) and other deferred compensation plans of $10 million and $12 million at September 30, 2008 and December 31, 2007, respectively.
     Available-for-sale debt securities at September 30, 2008 include $18.6 million in market-auction debt securities. The market auction debt securities have auction rate reset dates ranging from October 15, 2008 to October 27, 2008 with underlying maturity dates ranging from January 1, 2016 to November 15, 2027.
     The Company’s holdings of market auction debt securities are restricted to highly rated municipal securities. The Company’s typical practice has been to continue to own the respective securities or liquidate its holdings by selling those securities at par value at the next auction, which generally ranges from 7 to 35 days after purchase. The market auction debt securities held by the Company are investment grade municipal securities (A rated and above)

and are insured against loss of principal and interest by bond insurers whose ratings are AA and above (although such ratings remain under review).
     The recent uncertainties in the credit markets have prevented the Company and other investors from liquidating holdings of market auction debt securities in recent auctions because the amount of market auction debt securities submitted for sale has exceeded the amount of purchase orders. In 2008, the Company decided to liquidate its holdings and not reinvest in market auction debt securities in order to intentionally reduce exposure to these instruments. At September 30, 2008, the Company held $18.6 million in market auction debt securities as these securities have not been liquidated due to failed auctions. Of this amount, $0.8 million were redeemed at par value in October 2008. The remaining $17.8 million of securities are classified as long-term as of September 30, 2008 on the condensed consolidated balance sheet.
     Despite these failed auctions, there have been no defaults on the underlying securities, and interest income on these holdings continues to be received on scheduled interest payment dates. As a result, the Company now earns premium interest rates on the failed auction investments (currently earning 3.3% to 4.3% on a tax-free basis). If the issuers of these securities are unable to successfully close future auctions and their credit ratings deteriorate, the Company may be required to adjust the carrying value of these investments to reflect other-than-temporary declines in their value.
     The Company has historically valued these securities at par because this is the value it receives when trading them in the established market. In assessing the fair value of these securities, the Company determined market input comparability based on an analysis of similar security current market data factors. As a result of such assessment, the Company believes that the fair value of these securities continues to be par. Therefore, the Company has not adjusted the recorded value of these securities. The Company continues to re-evaluate these securities each quarter for any possible temporary or permanent adjustments to their value.
     Based on the Company’s ability to access its cash and other short-term investments, its expected operating cash flows and its other sources of cash including availability under its $300 million revolving credit facility, the Company does not anticipate that the lack of liquidity in its remaining holdings of market auction debt securities will affect its ability to operate its business.
     The amortized cost, gross unrealized gains and losses recorded as a component of other comprehensive income, and estimated market values for available-for-sale securities at September 30, 2008 and December 31, 2007 are as follows:

	Available for Sale
		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
$ in millions	Cost	Gains	(Losses)	Value
September 30, 2008
Debt securities	$19	$—	$—	$19
Equity securities	12	—	(1)	11

	$31	$—	$(1)	$30

December 31, 2007
Debt securities	$288	$—	$—	$288
Equity securities	12	1	—	13

	$300	$1	$—	$301

8. Fair Value Measures
     On January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements. SFAS 157 applies to all financial instruments that are measured and reported on a fair value basis. This includes items currently reported in “marketable securities” (current and long-term) on the condensed consolidated balance sheet as well as financial instruments reported in “other assets” and “other liabilities” that are reported at fair value.
     As defined in SFAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the

Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable firm inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.
•	Level 1 primarily consists of financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (examples include active exchange-traded equity securities, exchange-traded derivatives, most U.S. Government and agency securities, and certain other sovereign government obligations).

•	Level 2 includes financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market, and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category include market auction debt securities and non-exchange-traded derivatives such as interest rate swaps.

•	Level 3 is comprised of financial assets and liabilities, which include the Company’s equity interest in venture funds, whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.
     In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to SFAS 157. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.
     The following table presents the Company’s fair value hierarchy for those financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2008.

	Fair Value Measurements on a Recurring Basis
	as of September 30, 2008
	Level 1	Level 2	Level 3
	Quoted prices	Significant
	in Active	Other	Significant	Balance at
	Markets for	Observable	Unobservable	September 30,
$ in millions	Identical Items	Inputs	Inputs	2008

Assets:
U.S. T-Bills (1)	$116	$—	$—	$116
Marketable securities — trading (2)	4	—	—	4
Marketable securities — available for sale (3)	11	19	—	30
Venture fund investments (4)	—	—	17	17
Derivative instruments (5)	—	4	—	4

Total assets at fair value	$131	$23	$17	$171

Liabilities:
Derivative instruments (5)	$—	$(22)	$—	$(22)

(1)	Represents quoted market prices from broker or dealer quotations.

(2)	Represents trading investments, which are included as a component of current marketable securities.

(3)	Represents available-for-sale securities that are at par value, which is equivalent to fair value.

(4)	Represents investments that are accounted for under the equity method, comprised of investments in venture funds.

(5)	Represents financial instrument assets or liabilities used in hedging activities.
The following table represents the Level 3 significant unobservable input components:

Fair value Measurements
Using Significant
Unobservable Inputs
(Level 3)
Venture Fund
$ in millions	Investments

Beginning balance January 1, 2008	$20
Total gains or losses (realized/unrealized)	(2)
Purchase issuance or settlements	4
Distribution	(5)

Ending balance September 30, 2008	$17

     The Level 3 fair value disclosure above relates to the Company’s equity interest in venture funds, which are recorded at fair value. The venture funds value their underlying investments based on a combination of recent trading activity and discounted cash flow valuations.
9. Derivative Instruments
     Interest Rate Risk
     The Company’s interest-bearing investments, loans and borrowings are subject to interest rate risk. The Company invests and borrows primarily on a variable-rate basis. Depending upon market conditions, the Company may fix the interest rate it either pays or receives by entering into fixed-rate investments and borrowings or through the use of derivative financial instruments.

     During 2007, as reflected in the table below, the Company entered into pay-fixed, receive-floating interest rate swap agreements, effectively converting $625 million of variable-rate debt under unsecured senior credit facilities to fixed-rate debt. The objective of the hedge is to manage the variability of cash flows in the interest payments related to the portion of the variable-rate debt designated as being hedged. With the hedge in place, the sole source of variability to the Company is the interest payments it receives based on changes in LIBOR. The swaps are accounted for in accordance with SFAS No. 133 (“SFAS 133”), Accounting for Derivative Instruments and Hedging Activities.
     Derivative financial instruments are measured at fair value, are recognized as assets or liabilities on the condensed consolidated balance sheet, with changes in the fair value of the derivatives recognized in either net income (loss) or other comprehensive income (loss), depending on the timing and designated purpose of the derivative. When the Company pays interest on the portion of the debt designated as hedged, the gain or loss on the swap designated as hedging the interest payment will be reclassified from accumulated other comprehensive income into interest expense.
     These derivative instruments are designated as cash flow hedges with the related gains or losses recorded in other comprehensive income (net of tax) with an offsetting amount included in other non-current liabilities. The Company incurred gains (losses) on these derivative instruments of $2 million and $(5) million for the nine months ended September 30, 2008 and 2007, respectively.
     The Company estimates that approximately $6 million of the net losses at September 30, 2008 will be reclassified into interest expense over the next twelve months.
     The terms of the interest rate swap agreements that are still in effect as of September 30, 2008 are shown in the following table:
     $ in millions

Notional
Principal Amount	Start Date	Maturity Date	Receive Variable Rate	Pay Fixed Rate
$125	Jun-30-07	Jun-30-10	90 day LIBOR	5.4735%
$100	Jun-30-07	Jun-30-10	90 day LIBOR	5.3225%
$100	Sept-30-07	Sept-30-10	90 day LIBOR	4.985%
$100	Sept-30-07	Sept-30-09	90 day LIBOR	4.92875%
$100	Sept-30-07	Mar-31-09	90 day LIBOR	4.755%
$100	Sept-30-07	Sept-30-09	90 day LIBOR	4.83%
Foreign Exchange Risk
     The Company seeks to manage potential foreign exchange risk from foreign subsidiaries by matching each such subsidiary’s revenues and costs in its functional currency. Similarly, the Company seeks to manage the foreign exchange risk relating to assets and liabilities of its foreign subsidiaries by matching the assets and liabilities in the subsidiary’s functional currency. When this is not practical, the Company uses foreign exchange forward contracts or options to manage its foreign exchange risk, as described below.
     The Company entered into foreign exchange forward contracts that serve as economic hedges of certain forecast foreign currency transactions occurring at various dates through 2008. At September 30, 2008, none of the Company’s remaining foreign exchange derivatives were eligible for hedge accounting, resulting in their changes in fair value being included in the Company’s condensed consolidated statement of operations. For the nine months ended September 30, 2008, these changes in fair value resulted in a net change to other expense of $14 million as compared to $7 million in the prior year period. These charges have been partially offset by the change in the mark-to-market value of the underlying exposure that it is hedging.
     All foreign exchange derivative instruments described above are measured at fair value and are reported as assets or liabilities on the condensed consolidated balance sheet. Changes in fair value are reported in net income (loss). Economically, the gains or losses realized on these instruments at maturity are intended to offset the losses or gains of the transactions which they are hedging.

     The table below summarizes the respective fair values of the derivative instruments described above at September 30, 2008 and December 31, 2007:

	September 30, 2008		December 31, 2007
$ in millions	Assets	Liabilities	Assets	Liabilities

Interest rate swap	$—	$(15)	$—	$(17)
Foreign exchange forward contracts	4	(7)	—	—

Total	$4	$(22)	$—	$(17)

10. Inventories
     Inventories consist of the following:

	September 30,	December 31,
$ in millions	2008	2007

Raw materials and supplies	$141	$166
Work-in-process	95	77
Finished goods	195	211

Total inventories	$431	$454

     At September 30, 2008 and December 31, 2007, $55 million and $47 million, respectively, of inventory, principally raw materials, is classified as “other assets” as such inventory is not expected to be sold within 12 months of the applicable period. Included in inventory is $13 million and $27 million at September 30, 2008 and December 31, 2007, respectively, of pre-launch inventory related to products that have not yet received the requisite regulatory approvals for commercial launch.
11. Goodwill and Other Intangible Assets
     Goodwill at September 30, 2008 and December 31, 2007 was as follows:

	Generic	Proprietary
$ in millions	Pharmaceuticals	Pharmaceuticals	Total

Goodwill balance at December 31, 2007	$238	$48	$286

PLIVA d.d. goodwill adjustments	2	(3)	(1)
Currency translation effect	—	—	—
Additional purchase price of ORCA	1	—	1

Goodwill balance at September 30, 2008	$241	$45	$286

     Intangible assets at September 30, 2008 and December 31, 2007 consist of the following:

	September 30,			December 31,
	2008			2007
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
$ in millions	Amount	Amortization	Amount	Amount	Amortization	Amount

Finite-lived intangible assets:
Product licenses	$45	$24	$21	$45	$21	$24
Product rights	1,460	338	1,122	1,456	218	1,238
Land use rights	109	3	106	106	1	105
Other	40	19	21	43	16	27

Total amortized finite-lived intangible assets	1,654	384	1,270	1,650	256	1,394

Indefinite-lived intangible assets - tradenames:	90	—	90	89	—	89

Total identifiable intangible assets	$1,744	$384	$1,360	$1,739	$256	$1,483

     The Company’s product licenses, product rights, land use rights and other finite lived intangible assets have weighted average useful lives of approximately 10, 12, 99 and 10 years, respectively. Amortization expense associated with these acquired intangibles was $41 million and $40 million for the three months ended September 30, 2008 and 2007, respectively, and $136 million and $121 million for the nine months ended September 30, 2008 and 2007, respectively.
     The Company reviews the carrying value of its goodwill and indefinite lived intangible assets for impairment annually and whenever events or circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. Fair value is defined as the market price. If the market price is not available, fair value is estimated based on the present value of future cash flows. Such evaluation last took place as of July 1, 2007, with no impairment deemed required.
     The annual estimated amortization expense for the next five calendar years on finite-lived intangible assets is as follows:

$ in millions
Years Ending December 31,
2009	$146
2010	$147
2011	$137
2012	$126
2013	$118
     Included in the finite-lived intangible assets table above are product rights to over 200 intangible assets acquired by the Company over the past five years. The following table disaggregates the values of these product rights into therapeutic categories as of September 30, 2008:

	September 30, 2008
				Weighted
	Gross		Net	Average
	Carrying	Accumulated	Carrying	Amortization
$ in millions	Amount	Amortization	Amount	Period

Therapeutic Category

Contraception	$383	$98	$285	18
Antibiotics, antiviral & anti-infectives	236	56	180	10
Cardiovascular	228	54	174	10
Psychotherapeutics	187	42	145	12
Other (1)	426	88	338	10

Total product rights	$1,460	$338	$1,122

(1)	“Other” includes numerous therapeutic categories, none of which exceeds 10% of the aggregate net book value of product rights.
12.	Debt
     A summary of outstanding debt is as follows:

	September 30,	December 31,
$ in millions	2008	2007

Credit facilities (a)	$1,943	$1,800
Note due to WCC shareholders (b)	—	7
Obligation under capital leases (c)	2	2
Fixed rate bonds (d)	—	113
Dual-currency syndicated credit facility (d)	—	24
Euro commercial paper program (d)	—	78
Dual-currency term loan facility (d)	—	25
Multi-currency revolving credit facility (d)	—	29
Other	1	2

	1,946	2,080
Less: current installments of debt and capital lease obligations	231	298

Total long-term debt	$1,715	$1,782

     Principal maturities of existing long-term debt and amounts due on capital leases for the period set forth in the table below are as follows:

$ in millions
Twelve Months Ending September 30,	Total
2010	$231
2011	230
2012	1,081
2013	173
2014	—
Thereafter	—

Total principal maturities and amounts due on long term debt and capital obligations	$1,715

(a)	In connection with the closing of the PLIVA acquisition, on October 24, 2006, the Company entered into unsecured senior term and revolving credit facilities (the “2006 Credit Facilities”) and drew $2 billion under a five-year term loan (the “2006 Term Loan”) and $416 million under a 364-day term facility. The Company repaid in full the 364-day term facility during 2007. The 2006 Term Loan had an outstanding principal balance of $1.65 billion at September 30, 2008, bearing interest at LIBOR plus 75 basis points (4.51188% at September 30, 2008). The Company is obligated to repay the 2006 Term Loan in 18 consecutive quarterly installments of $50 million, with the balance of $1.1 billion due at maturity in October 2011. The Company also has a $300 million revolving credit facility available under the 2006 Credit Facilities that matures in October 2011 (the “Revolver”), with amounts drawn thereunder bearing interest at LIBOR plus 60 basis points and a facility fee of 15 basis points.

In April 2008, the Company drew down $285 million from the Revolver to repay debt instruments of PLIVA and its subsidiaries (noted in (d) below). In June 2008, the Company entered into a $300 million unsecured five-year term facility (the “2008 Term Loan”) and drew down $300.0 million at that time. The Company used the borrowings under the 2008 Term Loan to repay amounts outstanding under the Revolver. As a result, at September 30, 2008, no amounts were outstanding under the Revolver. At September 30, 2008, the 2008 Term Loan had an outstanding principal balance of $292.5 million, bearing interest at LIBOR plus 150 basis points (5.26188% at September 30, 2008). The Company is obligated to repay the 2008 Term Loan in 19 consecutive quarterly installments of $7.5 million, with the balance of $157.5 million due at maturity in June 2013.

The 2006 Credit Facilities and the 2008 Term Loan include customary covenants, including financial covenants limiting the total indebtedness of the Company on a consolidated basis. In addition, both facilities contain events of default provisions, including upon a change of control. See Note 4.

On October 27, 2008, the Company and its lenders under the 2006 Credit Facilities and the 2008 Term Loan agreed to amend the applicable credit agreements to permit those debt facilities to remain in place following the closing of Teva’s pending acquisition of the Company. In the amendments, the lenders agreed to waive their respective rights to call the Company’s debt upon the change in control that will be caused by Teva’s acquisition of the Company. As part of the amendments, effective upon closing, Teva will guarantee the obligations of the borrowers under the facilities. In the event Teva’s acquisition of the Company does not close, Teva has agreed to reimburse Barr for any fees and expenses Barr incurred in connection with the amendments. See Note 4.

(b)	In February 2004, the Company acquired all of the outstanding shares of Women’s Capital Corporation (“WCC”). In connection with that acquisition, the Company issued a four-year, $7 million promissory note to WCC’s former shareholders bearing interest at 2%. The entire principal amount and all accrued interest was paid in full in February 2008.

(c)	The Company has certain capital lease obligations for machinery, equipment, and buildings in the United States and the Czech Republic.

(d)	As discussed in (a) above, in April 2008, the Company drew down $285 million from its Revolver to repay in full these debt instruments of PLIVA and its subsidiaries.
13. Accumulated Other Comprehensive Income
     Comprehensive income is defined as, for an applicable period, the total change in shareholders’ equity other than from transactions with shareholders. For the Company, comprehensive income is comprised of the line items set forth in the table below.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
$ in millions	2008	2007	2008	2007

Net income	$31	$39	$111	$96
Net unrealized gain on marketable securities, net of tax	—	—	—	1
Net gain on derivative financial instruments designated as cash flow hedges, net of tax	2	(5)	2	(5)
Net unrealized gain on currency translation adjustments	(177)	93	—	140

Total comprehensive income	$(144)	$127	$113	$232

     Accumulated other comprehensive income as reflected on the condensed consolidated balance sheet is comprised of the following:

	September 30,	December 31,
$ in millions	2008	2007

Cumulative unrealized gain (loss) on marketable securities, net of tax	$—	$—
Cumulative net (loss) on derivative financial instruments designated as cash flow hedges, net of tax	(9)	(11)
Cumulative net unrealized gain on pension and other post employment benefits, net of tax	1	1
Cumulative net unrealized gain on currency translation adjustments	288	288

Accumulated other comprehensive income	$280	$278

14. Income Taxes
     The Company’s effective tax rate increased in the current quarter to 43.6% from 24.4% in the third quarter of 2007 and increased to 44.6% for the nine months ended September 30, 2008 from 32.1% compared to the prior year period. The rate for both the three and nine months ended September 30, 2008 was higher in the current year period, as compared to the prior year, for several reasons including, a change in the mix of income between certain U.S. and foreign taxing jurisdictions, a shift in the Company’s investment portfolio from tax-exempt to taxable securities, the inability to utilize an expired U.S. research and development tax credit which was not re-enacted until after the close of the current quarter and a benefit recorded in 2007 related to a change in the German statutory tax rate as discussed below. Adjustments to our balance of unrecognized tax benefits for examinations that were either settled or in progress positively impacted the tax rate for the three and nine months ended September 30, 2008.
     Our effective tax rate for the three and nine months ended September 30, 2007 benefited from a $9.6 million reduction in our German deferred tax liability and income tax provisions due to legislation reducing the statutory corporate tax rate from 39% to 30% effective January 1, 2008.
     The total amount of gross unrecognized tax benefits as of September 30, 2008 was $21 million. During the quarter, the Company adjusted the balance for examinations that were either settled or in progress. Included in the balance at September 30, 2008 was $13 million of tax positions that, if recognized, would positively affect the Company’s effective tax rate. It is also possible that tax authorities could raise new issues requiring increases to the balance of unrecognized tax benefits. However, such potential increases cannot reasonably be estimated at this time. The Company had $4 million accrued for interest and penalties as of September 30, 2008.
     The Company is currently being examined by the IRS for years ending subsequent to December 31, 2006. Prior periods for significant entities have either been examined or are no longer subject to IRS examination. The Company is subject to examinations by various U.S. state jurisdictions for the period ended June 30, 2004 and thereafter. The Company’s significant foreign operations remain subject to examination for tax years 2002 through 2007, with examinations currently in progress in certain jurisdictions for tax years 2003 through 2007.

15. Stock-based Compensation
     The Company recognized stock-based compensation expense, related tax benefits and the effect on net income from recognizing stock-based compensation for the three and nine months ended September 30, 2008 and 2007 in the following amounts:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
$ in million except per share data	2008	2007	2008	2007
Stock-based compensation expense	$9	$8	$25	$23
Related tax benefits	$4	$3	$9	$8
Effect on net income	$5	$5	$16	$15
Per share — basic	$0.04	$0.05	$0.14	$0.14
Per share — diluted	$0.04	$0.05	$0.14	$0.14
     The total number of shares of common stock issuable upon the exercise of stock options and stock-settled appreciation rights granted during the nine months ended September 30, 2008 and 2007 was 2,669,950 and 1,439,950, respectively, with weighted-average exercise prices of $49.15 and $51.10, respectively.
     For all of the Company’s stock-based compensation plans, the fair value of each grant was estimated at the date of grant using the Black-Scholes option-pricing model. Black-Scholes utilizes assumptions related to volatility, the risk-free interest rate, the dividend yield (which is assumed to be zero, as the Company has not paid any cash dividends) and option holder exercise behavior. Expected volatilities utilized in the model are based mainly on the historical volatility of the Company’s stock price and other factors. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect in the period of grant. The model incorporates exercise and post-vesting forfeiture assumptions based on an analysis of historical data. The average expected term is derived from historical and other factors. The stock-based compensation for the awards issued in the respective periods was determined using the following assumptions and calculated average fair values:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
Average expected term (years)	4.0	4.0	4.0	4.0
Weighted average risk-free interest rate	2.73%	5.00%	1.89%	4.64%
Dividend yield	0%	0%	0%	0%
Volatility	27.07%	26.55%	23.18%	26.80%
Weighted average grant date fair value	$17.19	$16.12	$10.55	$14.74
     As of September 30, 2008, the aggregate intrinsic value of awards outstanding was $188 million, and of this amount, $128 million was exercisable. In addition, the aggregate intrinsic value of awards exercised during the nine months ended September 30, 2008 and 2007 was $46 million and $27 million, respectively. The total remaining unrecognized compensation cost related to unvested awards amounted to $45 million at September 30, 2008 and is expected to be recognized over the next three years unless accelerated due to a change in control, as would occur upon the approval by the Company’s stockholders of the Company’s acquisition by Teva. The weighted average remaining requisite service period of the unvested awards was 23 months.
16. Restructuring
     Management’s plans for the restructuring of the Company’s operations as a result of its acquisition of PLIVA are completed. As of September 30, 2008, certain elements of the restructuring plan have been recorded as a cost of the acquisition.
     Through September 30, 2008, the Company recorded restructuring costs primarily associated with severance costs and the costs of vacating certain duplicative PLIVA facilities in the U.S. Certain of these costs were recognized as liabilities assumed in the acquisition. The components of the restructuring costs capitalized as a cost of the acquisition, which are included in the generic pharmaceuticals segment, are as follows:

	December 31,			September 30,
$ in millions	2007	Payments	Additions	2008
Involuntary termination of PLIVA employees	$1	$1	$—	$—
Lease termination costs	10	—	—	10

	$11	$1	$—	$10

     Lease termination costs represent costs incurred to exit duplicative activities of PLIVA. Severance includes accrued severance benefits and costs associated with change-in-control provisions of certain PLIVA employment contracts.
     In addition, in connection with its restructuring of PLIVA’s U.S. operations, the Company incurred $1 million of severance and retention bonus expense during the nine months ended September 30, 2008 that was charged primarily to cost of sales. As of September 30, 2008, the Company has recorded an accrued liability of $5 million related to this severance and retention bonus.
17. Commitments and Contingencies
   Indemnity Provisions
     From time-to-time, in the normal course of business, the Company agrees to indemnify its suppliers, customers, and employees concerning product liability and other matters. For certain product liability matters, the Company has incurred legal defense costs on behalf of certain of its customers under these agreements.
     In September 2001, Barr filed an ANDA for the generic version of Sanofi-Aventis’ Allegra® tablets. Sanofi-Aventis has filed a lawsuit against Barr claiming patent infringement. A trial date for the patent litigation has not been scheduled. In June 2005, the Company entered into an agreement with Teva Pharmaceuticals USA, Inc., which allowed Teva to manufacture and launch Teva’s generic version of Allegra during the Company’s 180-day exclusivity period, in exchange for Teva’s obligation to pay the Company a specified percentage of Teva’s operating profit, as defined, earned on sales of the product. The agreement between Barr and Teva also provides that each company will indemnify the other for a portion of any patent infringement damages they might incur, so that the parties will share any such damage liability in proportion to their respective share of Teva’s operating profit on generic Allegra.
Litigation Settlement
     On October 22, 1999, the Company entered into a settlement agreement with Schein Pharmaceutical, Inc. (now part of Watson Pharmaceuticals, Inc.) relating to a 1992 agreement regarding the pursuit of a generic conjugated estrogens product. Under the terms of the settlement, Schein relinquished any claim to rights in Cenestin in exchange for a payment of $15 million made to Schein in 1999. An additional $15 million payment was required under the terms of the settlement if Cenestin achieved total profits, as defined, of greater than $100 million over any rolling five-year period prior to October 22, 2014. This payment was earned during the three months ending June 30, 2008, and as a result, the Company recorded the $15 million liability as of September 30, 2008. The Company made the $15 million payment in October 2008.
Litigation Matters
     The Company is involved in various legal proceedings incidental to its business, including product liability, intellectual property and other commercial litigation, and antitrust actions. The Company records accruals for such contingencies to the extent that it concludes a loss is probable and the amount can be reasonably estimated. The Company also records accruals for litigation settlement offers made by the Company, whether or not the settlement offers have been accepted.

     Many claims involve highly complex issues relating to patent rights, causation, label warnings, scientific evidence, and other matters. Often these issues are subject to substantial uncertainties and therefore, the probability of loss and an estimate of the amount of the loss are difficult to determine. The Company’s assessments are based on estimates that it, in consultation with outside advisors, believes are reasonable. Although the Company believes it has substantial defenses in these matters, litigation is inherently unpredictable. Consequently, the Company could in the future incur judgments or enter into settlements that could have a material adverse effect on its results of operations, cash flows, or financial condition in a particular period.
     Fexofenadine Hydrochloride Suit
     In June 2001, the Company filed an ANDA seeking approval from the FDA to market fexofenadine hydrochloride tablets in 30 mg, 60 mg and 180 mg strengths, the generic equivalent of Sanofi-Aventis’ Allegra tablet products for allergy relief. The Company notified Sanofi-Aventis pursuant to the provisions of the Hatch-Waxman Act and, in September 2001, Sanofi-Aventis filed a patent infringement action in the U.S. District Court for the District of New Jersey – Newark Division, seeking to prevent the Company from marketing this product until after the expiration of various U.S. patents, the last of which is alleged to expire in 2017.
     After the filing of the Company’s ANDA, Sanofi-Aventis listed an additional patent on Allegra in the Orange Book. The Company filed appropriate amendments to its ANDAs to address the newly listed patent and, in November 2002, notified Merrell Pharmaceuticals, Inc., the patent holder, and Sanofi-Aventis pursuant to the provisions of the Hatch-Waxman Act. Sanofi-Aventis filed an amended complaint in November 2002 claiming that the Company’s ANDA infringes the newly listed patent.
     On March 5, 2004, Sanofi-Aventis and AMR Technology, Inc., the holder of certain patents licensed to Sanofi-Aventis, filed an additional patent infringement action in the U.S. District Court for the District of New Jersey – Newark Division, based on two patents that are not listed in the Orange Book.
     In June 2004, the court granted the Company summary judgment of non-infringement as to two patents. On March 31, 2005, the court granted the Company summary judgment of invalidity as to a third patent. Discovery is proceeding on the five remaining patents at issue in the case. No trial date has been scheduled.
     On August 31, 2005, the Company received final FDA approval for its fexofenadine tablet products. As referenced above, pursuant to the agreement between the Company and Teva, the Company selectively waived its 180 days of generic exclusivity in favor of Teva, and Teva launched its generic product on September 1, 2005.
     On September 21, 2005, Sanofi-Aventis filed a motion for a preliminary injunction or expedited trial. The motion asked the court to enjoin the Company and Teva from marketing their generic versions of Allegra tablets, 30 mg, 60 mg and 180 mg, or to expedite the trial in the case. The motion also asked the court to enjoin Ranbaxy Laboratories, Ltd. and Amino Chemicals, Ltd. from the commercial production of generic fexofenadine raw material. The preliminary injunction hearing concluded on November 3, 2005. On January 30, 2006, the court denied the motion by Sanofi-Aventis for a preliminary injunction or expedited trial. Sanofi-Aventis appealed the court’s denial of its motion to the United States Court of Appeals for the Federal Circuit. On November 8, 2006, the Federal Circuit affirmed the District Court’s denial of the motion for preliminary injunction.
     On May 8, 2006, Sanofi-Aventis and AMR Technology, Inc. served a Second Amended and Supplemental Complaint based on U.S. Patent Nos. 5,581,011 and 5,750,703 (collectively, “the API patents”), asserting claims against the Company for infringement of the API (active pharmaceutical ingredient) patents based on the sale of the Company’s fexofenadine product and for inducement of infringement of the API patents based on the sale of Teva’s fexofenadine product. On June 22, 2006, the Company answered the complaint, denied the allegations, and asserted counterclaims for declaratory judgment that the asserted patents are invalid and/or not infringed and for damages for violations of the Sherman Act, 15 U.S.C. §§ 1.2.
     On November 14, 2006, Sanofi-Aventis sued the Company and Teva in the U.S. District Court for the Eastern District of Texas, alleging that Teva’s fexofenadine hydrochloride tablets infringe a patent directed to a certain crystal form of fexofenadine hydrochloride, and that the Company induced Teva’s allegedly infringing sales. On November 21, 2006, Sanofi-Aventis filed an amended complaint in the same court, asserting that the Company’s fexofenadine hydrochloride tablets infringe a different patent directed to a different crystal form of fexofenadine hydrochloride. On January 12, 2007, the Company moved to dismiss the suit against Barr Pharmaceuticals, answered the complaint on behalf of Barr Laboratories, denied the allegations against it, and moved to transfer the action to the U.S. District Court for New Jersey. On September 27, 2007, the U.S. District Court for the Eastern District of Texas granted the Company’s motion to transfer the case to the U.S. District for New Jersey and denied Barr Pharmaceutical, Inc.’s motion to dismiss as moot.
     Sanofi-Aventis also has brought a patent infringement suit against Teva in Israel, seeking to have Teva enjoined from manufacturing generic versions of Allegra tablets and seeking damages.
     If the Company and/or Teva are unsuccessful in the Allegra litigation, the Company potentially could be liable for a portion of Sanofi-Aventis’ lost profits on the sale of Allegra, which could potentially exceed the Company’s profits earned from its arrangement with Teva on generic Allegra.
     During the three months ended September 30, 2008, the Company offered to pay approximately $31 million to settle the patent litigation concerning fexofenadine hydrochloride, the generic version of Allegra. Because this offer exceeds the previously recorded liability of $4.1 million, the Company recorded a charge of $26.4 million in selling, general and administrative expenses for the three and nine months ended September 30, 2008.
     Product Liability Matters
     Hormone Therapy Litigation
        The Company has been named as a defendant in approximately 6,400 personal injury product liability cases brought against the Company and other manufacturers by plaintiffs claiming that they suffered injuries resulting from the use of certain estrogen and progestin medications prescribed to treat the symptoms of menopause. The cases against the Company involve its Cenestin products and/or the use of the Company’s medroxyprogesterone acetate product, which typically has been prescribed for use in conjunction with Premarin or other hormone therapy products. All of these products remain approved by the FDA and continue to be marketed and sold to customers. While the Company has been named as a defendant in these cases, fewer than a third of the complaints actually allege the plaintiffs took a product manufactured by the Company, and the Company’s experience to date suggests that, even in these cases, a high percentage of the plaintiffs will be unable to demonstrate actual use of a Company product. For that reason, approximately 4,800 of such cases have been dismissed (leaving approximately 1,600 pending) and, based on discussions with the Company’s outside counsel, more are expected to be dismissed.
        The Company believes it has viable defenses to the allegations in the complaints and is defending the actions vigorously.
     Antitrust Matters
     Ciprofloxacin (Cipro®) Antitrust Class Actions
     The Company has been named as a co-defendant with Bayer Corporation, The Rugby Group, Inc. and others in approximately 38 class action complaints filed in state and federal courts by direct and indirect purchasers of Ciprofloxacin (Cipro) from 1997 to the present. The complaints allege that the 1997 Bayer-Barr patent litigation settlement agreement was anti-competitive and violated federal antitrust laws and/or state antitrust and consumer protection laws. A prior investigation of this agreement by the Texas Attorney General’s Office on behalf of a group of state Attorneys General was closed without further action in December 2001.
     The lawsuits include nine consolidated in California state court, one in Kansas state court, one in Wisconsin state court, one in Florida state court, and two consolidated in New York state court, with the remainder of the actions pending in the U.S. District Court for the Eastern District of New York for coordinated or consolidated pre-trial proceedings (the “MDL Case”). On March 31, 2005, the Court in the MDL Case granted summary judgment in the Company’s favor and dismissed all of the federal actions before it. On June 7, 2005, plaintiffs filed notices of appeal to the U.S. Court of Appeals for the Second Circuit. On November 7, 2007, the Second Circuit transferred the appeal involving the indirect purchaser plaintiffs to the United States Court of Appeals for the Federal Circuit,

while retaining jurisdiction over the appeals of the direct purchaser plaintiffs in the case. On October 15, 2008, the Federal Circuit affirmed the grant of summary judgment in the defendants’ favor on all claims by the indirect purchaser plaintiffs; plaintiffs’ petition for panel rehearing and rehearing en banc is now pending. Merits briefing in the direct purchaser plaintiffs’ appeal in the Second Circuit is complete, but oral argument has yet to be scheduled.
     On October 24, 2008, the plaintiffs in the Wisconsin state class action stipulated to dismiss their case with prejudice in light of the Federal Circuit’s decision.
     On October 17, 2003, the Supreme Court of the State of New York for New York County dismissed the consolidated New York state class action for failure to state a claim upon which relief could be granted and denied the plaintiffs’ motion for class certification. An intermediate appellate court affirmed that decision, and plaintiffs have sought leave to appeal to the New York Court of Appeals.
     On April 13, 2005, the Superior Court of San Diego, California ordered a stay of the California state class actions until after the resolution of any appeal in the MDL Case. Plaintiffs have moved to lift the stay. The court has kept the stay in place at this time, but with a further status hearing scheduled for December 12, 2008.
     On April 22, 2005, the District Court of Johnson County, Kansas similarly stayed the action before it, until after any appeal in the MDL Case, although a status hearing is currently scheduled for November 19, 2008.
     The Florida state class action remains at a very early stage, with no status hearings, dispositive motions, pre-trial schedules, or a trial date set as of yet.
     The Company believes that its agreement with Bayer Corporation reflects a valid settlement to a patent suit and cannot form the basis of an antitrust claim. Based on this belief, the Company is vigorously defending itself in these matters.
     Ovcon Antitrust Proceedings
     The Company has entered into settlements with the FTC, the State Attorneys General (as described below) and the class representatives of the indirect purchasers. Only the claims of the direct purchasers remain active in the litigation.
     Under the FTC settlement, the FTC agreed to dismiss its case against the Company, and the Company agreed to refrain from entering into exclusive supply agreements in certain non-patent challenge situations where the Company is an ANDA holder and the party being supplied is the NDA holder. The settlement was entered and the FTC’s lawsuit against the Company was dismissed with prejudice on November 27, 2007.
     Under the State Attorneys General settlement, the states agreed to dismiss their claims against the Company in exchange for a cash payment of $6 million and commitments by the Company not to engage in certain future conduct similar to the commitments contained in the FTC settlement. The State Attorneys General settlement was finalized on February 25, 2008.
     In the actions brought on behalf of the indirect purchasers, the Company reached court-approved settlements with the class representatives of the certified class of indirect purchasers on behalf of the class. The settlements require the Company to pay $2 million to funds established by plaintiffs’ counsel and to donate branded drug products to, among others, charitable organizations and university health centers.
     In the actions brought on behalf of the direct purchasers, on October 22, 2007, the U.S. District Court for the District of Columbia granted plaintiffs’ motion to certify a class on behalf of all entities that purchased Ovcon-35 directly from Warner Chilcott (or its affiliated companies) from April 22, 2004. On August 11, 2008, the court denied plaintiffs’ motion for partial summary judgment seeking a finding of per se illegality under the antitrust laws. The court granted-in-part the Company’s motion for summary judgment agreeing that the rule of reason standard should govern. The Court has scheduled a pretrial conference for February 6, 2009, and has indicated that it intends to set a trial date during that hearing.

     Through September 30, 2008, the Company recorded charges in the amount of $5.4 million related to these settlements and other settlement offers in the Ovcon litigation, including $4.3 million during the three months ended September 30, 2008.
     Provigil Antitrust Proceedings
     To date, the Company has been named as a co-defendant with Cephalon, Inc., Mylan Laboratories, Inc., Teva Pharmaceutical Industries, Ltd., Teva Pharmaceuticals USA, Inc., Ranbaxy Laboratories, Ltd., and Ranbaxy Pharmaceuticals, Inc. (the “Provigil Defendants”) in ten separate complaints filed in the U.S. District Court for the Eastern District of Pennsylvania. These actions allege, among other things, that the agreements between Cephalon and the other individual Provigil Defendants to settle patent litigation relating to Provigil® constitute an unfair method of competition, are anticompetitive, and restrain trade in the market for Provigil and its generic equivalents in violation of the antitrust laws. These cases remain at a very early stage and no trial dates have been set.
     The Company was also named as a co-defendant with the Provigil Defendants in an action filed in the U.S. District Court for the Eastern District of Pennsylvania by Apotex, Inc. The lawsuit alleges, among other things, that Apotex sought to market its own generic version of Provigil and that the settlement agreements entered into between Cephalon and the other individual Provigil Defendants constituted an unfair method of competition, are anticompetitive, and restrain trade in the market for Provigil and its generic equivalents in violation of the antitrust laws. The Provigil Defendants have filed motions to dismiss, and briefing has taken place with respect to these motions.
     The Company believes that it has not engaged in any improper conduct and is vigorously defending these matters.
     Medicaid Reimbursement Cases
     The Company, along with numerous other pharmaceutical companies, has been named as a defendant in separate actions brought by the states of Alabama, Alaska, Hawaii, Idaho, Illinois, Iowa, Kentucky, Mississippi, South Carolina, Texas and Utah, the City of New York, numerous counties in New York, and Ven-A-Care of the Florida Keys, Inc. (suing as a qui tam relator on behalf of the federal Medicaid program). In each of these matters, the plaintiffs seek to recover damages and other relief for alleged overcharges for prescription medications paid for or reimbursed by their respective Medicaid programs, with some states also pursuing similar allegations based on the reimbursement of drugs under Medicare Part B or the purchase of drugs by a state health plan (for example, South Carolina).
     The Iowa, Ven-A-Care and New York cases, with the exception of the actions filed by Erie, Oswego, and Schenectady Counties in New York, are currently pending in the U.S. District Court for the District of Massachusetts. In the Iowa case, motions to dismiss were granted in part and denied in part on August 19, 2008. The case remains at an early stage with no trial dates set. In the federal Ven-A-Care case, briefing on motions to dismiss is currently underway, with no discovery deadlines or trial dates at this stage. In the consolidated New York cases, discovery is underway, but no trial dates have been set. The Erie, Oswego, and Schenectady County cases were filed in state courts in New York, with discovery underway in the Erie County action but again with no trial dates set.
     The Alabama, Illinois, and Kentucky cases were filed in state courts, removed to federal court, and then remanded back to their respective state courts. Discovery is underway in each of these actions. The Alabama trial court has completed the trials of three different defendants and scheduled certain others, but the sequencing of the remaining defendants is not yet known. The Kentucky trial court has scheduled the trials of three other defendants to take place next year, with the first one starting on May 19, 2009. The State of Kentucky has identified Barr and five other defendants that the plaintiffs will seek to try in 2010.
     The State of Mississippi case was filed in Mississippi state court on October 25, 2005. Discovery was underway, but that case, along with the Illinois case and the actions brought by Erie, Oswego, and Schenectady Counties in New York, were removed to federal court on the motion of a co-defendant. Remand motions were granted on September 17, 2007, and thus the cases returned to their respective state courts of origin, with discovery underway but again with no trial dates set. The Mississippi court issued an order on September 2, 2008 granting the defendants’ motion to transfer venue from Hinds County to Rankin County, Mississippi. It is not yet known what impact, if any, the transfer will have on the case schedule.
     The State of Hawaii case was filed in state court in Hawaii on April 27, 2007, removed to the United States District Court for the District of Hawaii, and remanded to state court. Discovery is underway. No trial date has been set.
     The State of Alaska case was filed in state court in Alaska on October 6, 2006. Discovery is underway. No trial date has been set.
     The State of South Carolina cases consist of two complaints, one brought on behalf of the South Carolina Medicaid Agency and the other brought on behalf of the South Carolina State Health Plan. Both cases were filed in state court in South Carolina on January 16, 2007. The defendants’ motions to dismiss are currently under advisement. No trial date has been set.
     The State of Idaho case was filed in state court in Idaho on January 26, 2007. Discovery is underway. No trial date has been set. The State of Utah case was filed in state court in Utah on September 21, 2007. The case was removed to federal court and then transferred to the U.S. District Court for the District of Massachusetts, but is being remanded to state court in Utah. No trial date has been set.
     The State of Texas case was served in late July 2008 following the unsealing of the proceedings and the filing of an amended petition on July 9, 2008. The case is at an early stage, with no trial date set.
     The Company believes that it has not engaged in any improper conduct and is vigorously defending these matters.
     Breach of Contract Action
     On October 6, 2005, plaintiffs Agvar Chemicals Inc., Ranbaxy Laboratories, Inc., and Ranbaxy Pharmaceuticals, Inc. filed suit against the Company and Teva Pharmaceuticals USA, Inc. in the Superior Court of New Jersey. In their complaint, plaintiffs seek to recover damages and other relief, based on an alleged breach of an alleged contract requiring the Company to purchase raw material for its generic Allegra product from Ranbaxy, prohibiting the Company from launching its generic Allegra product without Ranbaxy’s consent and prohibiting the Company from entering into an agreement authorizing Teva to launch Teva’s generic Allegra product. In an amended complaint, plaintiffs further asserted claims for fraud and negligent misrepresentation. The court has entered a scheduling order providing for the completion of discovery by December 8, 2008, but has not yet set a date for trial. The Company believes there was no such contract, fraud or negligent misrepresentation and is vigorously defending this matter.
     Other Litigation
     As of September 30, 2008, the Company was involved with other lawsuits incidental to its business, including patent infringement actions, product liability, and personal injury claims. Management, based on the advice of legal counsel, believes that the ultimate outcome of these other matters will not have a material adverse effect on the Company’s condensed consolidated financial statements.
     Government Inquiries
     On October 3, 2006, the FTC notified the Company it was investigating a patent litigation settlement reached in matters pending in the U.S. District Court for the Southern District of New York between Barr and Shire PLC concerning Shire’s Adderall XR product. On June 20, 2007, the Company received a Civil Investigative Demand, seeking documents and data. The Company is complying with this Civil Investigative Demand and is cooperating with the agency in its investigation.
     Commitments
     On January 15, 2008, the Company made a commitment to invest up to $30 million in a new venture fund, NewSpring Health Capital II L.P. The Company accounts for investments in this fund under the equity method.

Payments related to this commitment are payable when capital calls are made. The Company made capital call payments of $1 million in January 2008 and $3 million in June 2008, leaving the potential commitments to this fund of $26 million.
18. Segment Reporting
     The Company operates in two reportable business segments: generic pharmaceuticals and proprietary pharmaceuticals. The Company evaluates the performance of its operating segments based on net revenues and gross profit. The Company does not report depreciation expense, total assets or capital expenditures by segment as such information is neither used by management nor accounted for at the segment level. Net product sales and gross profit information for the Company’s operating segments consisted of the following:

Three Months Ended
September 30, 2008								% of
$ in millions	Generic	%	Proprietary	%	Other (1)%		Consolidated	revenue

Revenues:
Product sales	$562	76%	$133	18%	$–	—%	$695	94%
Alliance and development revenue	—	—%	—	—%	33	4%	33	4%
Other revenue	—	—%	—	—%	9	1%	9	1%

Total revenues	$562	76%	$133	18%	$42	6%	$737	100%

		Margin		Margin		Margin		Margin
		%		%		%		%
Gross Profit:
Product sales	$258	46%	$101	76%	$–	—%	$359	52%
Alliance and development revenue	—	—%	—	—%	33	100%	33	100%
Other revenue	—	—%	—	—%	3	31%	3	31%

Total gross profit	$258	46%	$101	76%	$36	85%	$395	54%

Three Months Ended
September 30, 2007								% of
$ in millions	Generic	%	Proprietary	%	Other (1)%		Consolidated	revenue

Revenues: (2)
Product sales	$434	72%	$125	21%	$–	—%	$559	93%
Alliance and development revenue	—	—%	—	—%	33	5%	33	5%
Other revenue	—	—%	—	—%	10	2%	10	2%

Total revenues	$434	72%	$125	21%	$43	7%	$602	100%

		Margin		Margin		Margin		Margin
		%		%		%		%

Gross Profit: (2)
Product sales	$203	47%	$95	76%	$–	—%	$298	53%
Alliance and development revenue	—	—%	—	—%	33	100%	33	100%
Other revenue	—	—%	—	—%	4	41%	4	41%

Total gross profit	$203	47%	$95	76%	$37	86%	$335	56%

Nine Months Ended
September 30, 2008								% of
$ in millions	Generic	%	Proprietary	%	Other (1)%		Consolidated	revenue

Revenues:
Product sales	$1,588	75%	$347	16%	$—	—%	$1,935	91%
Alliance and development revenue	—	—%	—	—%	158	7%	158	7%
Other revenue	—	—%	—	—%	31	1%	31	1%

Total revenues	$1,588	75%	$347	16%	$189	9%	$2,124	100%

		Margin		Margin		Margin		Margin
		%		%		%		%

Gross Profit:
Product sales	$741	47%	$248	71%	$—	—%	$989	51%
Alliance and development revenue	—	—%	—	—%	158	100%	158	100%
Other revenue	—	—%	—	—%	7	22%	7	22%

Total gross profit	$741	47%	$248	71%	$165	87%	$1,154	54%

Nine Months Ended
September 30, 2007								% of
$ in millions	Generic	%	Proprietary	%	Other (1)%		Consolidated	revenue

Revenues: (2)
Product sales	$1,390	76%	$316	17%	$—	—%	$1,706	93%
Alliance and development revenue	—	—%	—	—%	94	5%	94	5%
Other revenue	—	—%	—	—%	32	2%	32	2%

Total revenues	$1,390	76%	$316	17%	$126	7%	$1,832	100%

		Margin		Margin		Margin		Margin
		%		%		%		%

Gross Profit: (2)
Product sales	$651	47%	$232	73%	$—	—%	$883	52%
Alliance and development revenue	—	—%	—	—%	94	100%	94	100%
Other revenue	—	—%	—	—%	14	45%	14	45%

Total gross profit	$651	47%	$232	73%	$108	86%	$991	54%

(1)	The other category includes alliance and development revenues and revenues from certain non-core operations.

(2)	Prior period amounts have been reclassified to include the effect of discontinued operations.
Product sales by therapeutic category
     The Company’s generic and proprietary pharmaceutical segment net product sales are represented in the following therapeutic categories for the following periods:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
$ in millions	2008	2007	2008	2007
Contraception	$237	$189	$605	$531
Psychotherapeutics	69	62	199	201
Cardiovascular	72	63	205	204
Antibiotics, antiviral & anti-infectives	62	51	190	169
Other (1)	255	194	736	601

Total	$695	$559	$1,935	$1,706

(1)	“Other” includes numerous therapeutic categories, none of which individually exceeds 10% of consolidated product sales.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Barr Pharmaceuticals, Inc.
Montvale, New Jersey
We have audited the accompanying consolidated balance sheets of Barr Pharmaceuticals, Inc. and subsidiaries (the “Company”) as of December 31, 2007 and 2006 and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year ended December 31, 2007, the six month period ended December 31, 2006 and the years ended June 30, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of PLIVA d.d. (a consolidated subsidiary) (“PLIVA”) as of December 31, 2006 and for the period from October 25, 2006 to December 31, 2006, which statements reflect total assets constituting 58% of consolidated total assets as of December 31, 2006 and total revenues constituting 23% of consolidated revenues for the six month period ended December 31, 2006. Those statements, before the effects of the retrospective adjustments for the discontinued operations discussed in Note 3 to the consolidated financial statements, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for PLIVA, before the effects of the retrospective adjustments for discontinued operations discussed in Note 3 to the consolidated financial statements, as of December 31, 2006 and for the period from October 25 to December 31, 2006, is based solely on the report of the other auditors.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Barr Pharmaceuticals, Inc. and subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for the year ended December 31, 2007, the six month period ended December 31, 2006 and the years ended June 30, 2006, and 2005, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 15 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment,” effective July 1, 2005. As a result, the Company began recording fair value stock-based compensation expense for its various share-based compensation programs in the year ended June 30, 2006.
/s/ Deloitte & Touche LLP
Parsippany, New Jersey
February 29, 2008

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
PLIVAd.d. (a subsidiary of Barr Pharmaceuticals, Inc):
We have audited, before the effects of any retrospective adjustments for discontinued operations, the consolidated balance sheet of PLIVA d.d. and subsidiaries as of December 31, 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the period from October 25, 2006 through December 31, 2006. The 2006 consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2006 consolidated financial statements, before the effects of any retrospective adjustments for the discontinued operations, present fairly, in all material respects, the financial position of PLIVA d.d. and subsidiaries as of December 31, 2006 and the results of their operations and their cash flows for the period from October 25, 2006 through December 31, 2006, in conformity with U.S. generally accepted accounting principles.
We were not engaged to audit, review, or apply any procedures to the retrospective adjustments for the discontinued operations and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by a successor auditor.
/s/ KPMG Hungária Kft.
Budapest, Hungary
March 1, 2007

BARR PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
(in thousands, except share and per share data)	2007	2006
Assets
Current assets:
Cash and cash equivalents	$246,492	$231,975
Marketable securities	288,001	673,746
Accounts receivable, net	496,636	511,136
Other receivables	86,048	67,462
Inventories	501,207	426,270
Deferred income taxes	74,183	82,597
Prepaid expenses and other current assets	57,618	35,925
Current assets of discontinued operations	—	58,888

Total current assets	1,750,185	2,087,999

Property, plant and equipment, net	1,115,904	1,004,418
Deferred income taxes	39,808	37,872
Marketable securities	16,542	8,946
Other intangible assets, net	1,483,422	1,471,493
Goodwill	285,955	276,449
Other assets	69,811	63,740
Long-term assets of discontinued operations	—	10,945

Total assets	$4,761,627	$4,961,862

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$152,099	$137,361
Accrued liabilities	290,094	271,402
Current portion of long-term debt and capital lease obligations	298,065	742,191
Income taxes payable	37,082	21,359
Deferred tax liabilities	1,991	8,266
Current liabilities of discontinued operations	—	31,314

Total current liabilities	779,331	1,211,893

Long-term debt and capital lease obligations	1,781,692	1,935,477
Deferred tax liabilities	193,039	221,259
Other liabilities	103,090	84,326
Long-term liabilities of discontinued operations	—	2,581

Commitments & contingencies (Note 19)

Minority interest	38,154	41,098

Shareholders’ equity:
Preferred stock, $1 par value per share; authorized 2,000,000; none issued	—	—
Common stock, $.01 par value per share; authorized 200,000,000; issued 110,783,167 and 109,536,481 at December 31, 2007 and December 31, 2006	1,108	1,095
Additional paid-in capital	681,689	610,232
Retained earnings	1,006,341	877,991
Accumulated other comprehensive income	277,873	76,600
Treasury stock at cost: 2,972,997 shares	(100,690)	(100,690)

Total shareholders’ equity	1,866,321	1,465,228

Total liabilities, minority interest and shareholders’ equity	$4,761,627	$4,961,862

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

BARR PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended	Six Months Ended	Six Months Ended
	December 31,	December 31,	December 31,	Year Ended June 30,
(in thousands, except per share data)	2007	2006	2005	2006	2005
			(unaudited)
Revenues:
Product sales	$2,334,136	$831,351	$556,643	$1,169,783	$1,030,672
Alliance and development revenue	121,858	65,882	79,313	144,682	16,727
Other revenue	44,588	7,531	—	—	—

Total revenues	2,500,582	904,764	635,956	1,314,465	1,047,399

Costs and expenses:
Cost of sales	1,171,099	369,323	172,067	377,902	317,434
Selling, general and administrative	763,784	259,030	126,305	308,765	285,244
Research and development	248,453	106,758	66,006	140,158	128,384
Write-off of acquired in-process research and development	4,601	380,673	—	—	—

Earnings (loss) from operations	312,645	(211,020)	271,578	487,640	316,337

Interest income	33,359	15,720	8,904	18,851	11,449
Interest expense	158,882	34,115	255	711	1,773
Other income (expense), net	20,713	(72,944)	(593)	17,168	3,863

Earnings (loss) before income taxes and minority interest	207,835	(302,359)	279,634	522,948	329,876

Income tax expense	64,546	34,630	101,507	186,471	114,888
Minority interest (loss) gain	(1,164)	629	—	—	—

Net earnings (loss) from continuing operations	142,125	(336,360)	178,127	336,477	214,988

Discontinued operations
Net loss from discontinued operations	(13,164)	(1,795)	—	—	—
Net loss on disposal of discontinued operations	(611)	—	—	—	—

Net loss from discontinued operations	(13,775)	(1,795)	—	—	—

Net earnings (loss)	$128,350	$(338,155)	$178,127	$336,477	$214,988

Basic:
Earnings (loss) per common share — continuing operations	$1.33	$(3.16)	$1.71	$3.20	$2.08
Loss per common share — discontinued operations	(0.13)	(0.02)	—	—	—

Net earnings (loss) per common share — basic	$1.20	$(3.18)	$1.71	$3.20	$2.08

Diluted:
Earnings (loss) per common share — continuing operations	$1.31	$(3.16)	$1.66	$3.12	$2.03
Loss per common share — discontinued operations	(0.13)	(0.02)	—	—	—

Net earnings (loss) per common share — diluted	$1.18	$(3.18)	$1.66	$3.12	$2.03

Weighted average shares — basic	107,212	106,377	104,219	105,129	103,180

Weighted average shares — diluted	108,631	106,377	106,984	107,798	106,052

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

BARR PHARMACEUTICALS, INC. AND SUBSIDIARIES
Consolidated Statements of Shareholders’ Equity
For the Year Ended December 31, 2007, Six Months Ended December 31, 2006, Years Ended June 30, 2006 and 2005
(in thousands, except shares)

					Accumulated
			Additional		Other			Total
	Common Stock		Paid	Retained	Comprehensive	Treasury Stock		Shareholders'
	Shares	Amount	in Capital	Earnings	Income / (Loss)	Shares	Amount	Equity
Balance, June 30, 2004	104,916,103	$1,049	$377,024	$664,681	$—	420,597	$(708)	$1,042,046
Comprehensive income:
Net earnings				214,988				214,988
Unrealized loss on marketable securities, net of tax of $320					(561)			(561)

Total comprehensive income								214,427
Tax benefit of stock incentive plans and warrants			56,212					56,212
Issuance of common stock for exercised stock options and employees’ stock purchase plans	1,136,141	11	18,506					18,517
Issuance of common stock for exercised warrants	288,226	3	2,747					2,750
Purchases of common stock						2,552,400	(99,982)	(99,982)

Balance, June 30, 2005	106,340,470	$1,063	$454,489	$879,669	$(561)	2,972,997	$(100,690)	$1,233,970
Comprehensive income:
Net earnings				336,477				336,477
Unrealized gain on marketable securities, net of tax of $106					184			184

Total comprehensive income								336,661
Tax benefit of stock incentive plans and warrants			29,026					29,026
Stock-based compensation expense			27,092					27,092
Issuance of common stock for exercised stock options and employees’ stock purchase plans	2,838,738	29	64,178					64,207

Balance, June 30, 2006	109,179,208	$1,092	$574,785	$1,216,146	$(377)	2,972,997	$(100,690)	$1,690,956
Comprehensive income:
Net earnings (loss)				(338,155)				(338,155)
Currency translation adjustment					76,850			76,850
Unrealized gain on marketable securities, net of tax of $21					105			105

Total comprehensive loss								(261,200)
Unrealized gain on pension and other post retirement benefits, net of tax of $11					22			22
Tax benefit of stock incentive plans and warrants			10,615					10,615
Stock-based compensation expense			13,926					13,926
Issuance of common stock for exercised stock options and employees’ stock purchase plans	357,273	3	10,906					10,909

Balance, December 31, 2006	109,536,481	$1,095	$610,232	$877,991	$76,600	2,972,997	$(100,690)	$1,465,228
Comprehensive income:
Net earnings				128,350				128,350
Cumulative net loss on derivative financial instruments designated as cash flow hedges, net of tax benefit of $6,448					(10,868)			(10,868)
Currency translation adjustment					210,730			210,730
Unrealized gain on marketable securities, net of tax of $108					744			744

Total comprehensive income								328,956
Unrealized gain on pension and other post retirement benefits, net of tax of $304					667			667
Tax benefit of stock incentive plans and warrants			10,358					10,358
Stock-based compensation expense			27,750					27,750
Issuance of common stock for exercised stock options and employees’ stock purchase plans	1,246,686	13	33,349					33,362

Balance, December 31, 2007	110,783,167	$1,108	$681,689	$1,006,341	$277,873	2,972,997	$(100,690)	$1,866,321

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

BARR PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended	Six Months Ended
	December 31,	December 31,		Year Ended June 30,
(in thousands)	2007	2006	2005	2006	2005
	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)	$128,350	$(338,155)	$178,127	$336,477	$214,988
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	297,819	72,536	25,347	61,757	40,510
Deferred revenue	(6,658)	—	—	—	—
Minority interest	901	(629)	—	—	—
Stock-based compensation expense	27,750	13,926	13,894	27,092	—
Excess tax benefits from stock-based compensation	(10,358)	(10,615)	(24,622)	(29,026)	—
Deferred income tax (benefit) expense	(71,438)	(35,219)	28,311	34,739	7,100
Provision for losses on loans to Natural Biologics	—	—	—	—	1,050
Loss (gain) on sale of divested products	512	(5,200)	—	—	—
Loss (gain) on derivative instruments, net	9,730	75,888	—	(10,300)	—
Loss on sale of discontinued operations	611	—	—	—	—
Other	(8,969)	(2,916)	(647)	(8,768)	2,480
Tax benefit of stock incentive plans and warrants	—	—	—	—	39,846
Write-off of in-process research and development associated with acquisitions	4,601	380,673	—	—	—
Changes in assets and liabilities:
(Increase) decrease in:
Accounts receivable and other receivables, net	47,228	(12,500)	(66,024)	(85,652)	36,678
Inventories	(32,162)	40,354	14,825	24,598	12,614
Prepaid expenses	(16,321)	(6,648)	(4,513)	(2,929)	6,396
Other assets	3,165	8,004	29	(2,318)	6,978
Increase (decrease) in:
Accounts payable, accrued liabilities and other liabilities	(37,449)	17,824	(71,240)	(43,340)	1,169
Income taxes payable	45,875	16,023	11,269	25,009	(6,774)

Net cash provided by operating activities	383,187	213,346	104,756	327,339	363,035

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(123,358)	(33,667)	(36,045)	(61,000)	(55,225)
Proceeds from sales of property, plant and equipment	2,846	11,245	1	3	68
Proceeds from sale of discontinued operations	34,096	—	—	—	—
Acquisitions, net of cash acquired	(89,780)	(2,301,630)	(378,128)	(378,430)	(46,500)
Purchases of derivative instruments	—	—	—	(48,900)	—
Settlement of derivative instruments	(7,414)	(12,576)	—	—	—
Purchases of marketable securities	(2,086,699)	(2,159,934)	(960,438)	(2,120,480)	(1,220,869)
Sales of marketable securities	2,470,903	2,082,007	1,124,641	2,108,979	1,152,485
Investment in debt securities	(2,000)	(3,000)	—	—	—
Other	(318)	338	(3,018)	(6,647)	(6,990)

Net cash provided by (used in) investing activities	198,276	(2,417,217)	(252,987)	(506,475)	(177,031)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on long-term debt and capital leases	(724,181)	(30,027)	(4,733)	(5,468)	(20,004)
Proceeds from long-term debt	100,115	2,440,703	—	—	—
Payment of deferred financing fees	—	(23,580)	—	—	—
Purchase of treasury stock	—	—	—	—	(99,982)
Excess tax benefits from stock based compensation	10,358	10,615	24,622	29,026	—
Proceeds from exercise of stock options, employee stock purchases and warrants	36,126	14,306	42,559	64,207	21,267
Other	50	—	—	—	—

Net cash (used in) provided by financing activities	(577,532)	2,412,017	62,448	87,765	(98,719)

Effect of exchange-rate changes on cash and cash equivalents	10,586	(593)	—	—	—

Increase (decrease) in cash and cash equivalents	14,517	207,553	(85,783)	(91,371)	87,285
Cash and cash equivalents at beginning of period	231,975	24,422	115,793	115,793	28,508

Cash and cash equivalents at end of period	$246,492	$231,975	$30,010	$24,422	$115,793

SUPPLEMENTAL CASH FLOW DATA:
Cash paid during the period:
Interest, net of portion capitalized	$179,526	$6,245	$97	$351	$1,458

Income taxes	$88,583	$52,807	$75,180	$126,723	$74,711

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

BARR PHARMACEUTICALS, INC. AND SUBSIDARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share amounts)
(1) Summary of Significant Accounting Policies
(a) Principles of Consolidation and Other Matters
     Barr Pharmaceuticals, Inc. (“Barr” or, the “Company”), is a Delaware holding company whose principal subsidiaries, Barr Laboratories, Inc., Duramed Pharmaceuticals, Inc. (“Duramed”) and PLIVA d.d. (“PLIVA”) are engaged in the development, manufacture and marketing of generic and proprietary pharmaceuticals.
     The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements include all companies that Barr directly or indirectly controls (meaning it has more than 50% of voting rights in those companies). Investments in companies where Barr owns between 20% and 50% of a company’s voting rights are accounted for by using the equity method, with Barr recording its proportionate share of net income or loss for such investments in its results for that period. The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, after elimination of inter-company accounts and transactions. Non-controlling interests in the Company’s subsidiaries are recorded net of tax as minority interest.
     On October 24, 2006, the Company completed the acquisition of PLIVA (See Note 2). As of that date, the PLIVA assets acquired and liabilities assumed were recorded at their respective fair values. The Company’s results of operations for the six months ended December 31, 2006 include PLIVA’s revenues and expenses from October 25, 2006 through December 31, 2006.
     On September 21, 2006, the Company changed its fiscal year end from June 30 to December 31. The Company refers to the period beginning January 1, 2007 through December 31, 2007 as “2007,” the period July 1, 2006 through December 31, 2006 as the “Transition Period”, the period beginning July 1, 2005 through June 30, 2006 as “fiscal 2006” and the period beginning July 1, 2004 through June 30, 2005 as “fiscal 2005.” All information, data and figures provided in this report for fiscal 2006 and 2005 relate solely to Barr’s financial results and do not include PLIVA.
     Certain amounts in the Transition Period, fiscal 2006 and 2005 financial statements have been reclassified to conform to the presentation for 2007. Certain amounts in the Transition Period have been reclassified as discontinued operations and as assets and liabilities of discontinued operations. See Note 3 for further details.
(b) Use of Estimates in the Preparation of Financial Statements
     The preparation of financial statements in conformity with GAAP requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are often based on judgments, probabilities and assumptions that management believes are reasonable but that are inherently uncertain and unpredictable. As a result, actual results could differ from those estimates. Management periodically evaluates estimates used in the preparation of the consolidated financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based on such periodic evaluations.
(c) Foreign Currency Translation and Transactions
     Foreign currency translation
     The consolidated financial statements are presented in United States Dollars (“USD”), rounded to the nearest thousand. The functional currency of the Company is the USD.
     Monthly statements of operations and cash flows of all of the Company’s subsidiaries that are expressed in currencies other than USD are translated at that month’s average exchange rates and then are combined for the period totals, whereas assets and liabilities are translated at the end of the period exchange rates. Translation differences are recorded directly in shareholders’ equity as cumulative translation adjustments.

     Foreign currency transactions
     Outstanding balances in foreign currencies are translated at the end of period exchange rates. Revenues and expenses for each month are translated using that month’s average exchange rate and then are combined for the period totals. The resulting exchange differences are recorded in the statement of operations.
(d) Revenue Recognition
     The Company recognizes product sales revenue when title and risk of loss have transferred to the customer, when estimated provisions for product returns, rebates, including Medicaid rebates, chargebacks and other sales allowances are reasonably determinable, and when collectibility is reasonably assured. These provisions are presented in the consolidated financial statements as reductions to revenues. Accounts receivable are presented net of allowances relating to the above provisions. Medicaid rebates are presented as an accrual net of allowances relating to these provisions. Cash received in advance of revenue recognition is recorded as deferred revenue.
     Alliance and development revenue includes: reimbursements relating to research and development contracts, licensing fees, royalties earned under co-promotion agreements and profit splits on certain products. The Company recognizes revenues under: (1) research and development agreements as it performs the related research and development; (2) license fees over the life of the product license; and (3) royalties under co-promotion agreements and profit splits as described below.
     The Company is party to agreements with certain pharmaceutical companies under which it receives payments based on sales or profits associated with the applicable products. The most significant of these agreements are with Teva regarding generic Allegra and Kos regarding Niaspan® and Advicor®. Alliance revenue is earned from these agreements at the time the Company’s third-party partner’s record sales and is based on pre-defined formulas contained in the agreements, and under the Company’s arrangement with Teva, adjusted for shelf-stock provisions needed to state the Company’s revenues on a basis consistent with its other revenue recognition policies. The estimates the Company makes to adjust its revenues are based on information received from its partner, as well as its own internal information. Of total alliance and development revenue, approximately 70%, 79%, 92%, 92% and 39% was earned from the alliances with Teva and Kos, on an aggregate basis, for the year ended December 31, 2007, for the six months ended December 31, 2006 and 2005 (unaudited) and for the fiscal years ended June 30, 2006 and 2005, respectively. Receivables related to alliance and development revenue are included in other receivables in the consolidated balance sheets. Selling and marketing expenses incurred under the co-promotion agreement with Kos are included in selling, general and administrative expenses.
     Other revenue primarily includes certain of the Company’s non-core operations, as well as consulting fees earned from services provided to third parties. The Company’s non-core operations include its diagnostics, disinfectants, dialysis, and infusions business. Consulting fees are recognized in the period in which the services are provided.
(e) Sales Returns and Allowances
     At the time of sale, the Company simultaneously records estimates for various costs, which reduce product sales. These costs include estimates for price adjustments, product returns, chargebacks, rebates, including Medicaid rebates, prompt payment discounts and other sales allowances. In addition, the Company records allowances for shelf-stock adjustments when the conditions are appropriate. Estimates for sales allowances such as product returns, rebates and chargebacks are based on a variety of factors including actual return experience of that product or similar products, rebate arrangements for each product, and estimated sales by our wholesale customers to other third parties who have contracts with the Company. Actual experience associated with any of these items may be different than the Company’s estimates. The Company regularly reviews the factors that influence its estimates and, if necessary, makes adjustments when it believes that actual product returns, credits and other allowances may differ from established reserves.
(f) Stock-Based Compensation
     The Company adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), (SFAS No. 123(R)) Share-Based Payment, effective July 1, 2005. SFAS 123(R) requires the recognition of the fair value of stock-based compensation in net earnings. The Company has four stock-based employee compensation plans, two stock-based non-employee director compensation plans and an employee stock purchase plan, which are described more fully in Note 15. Stock-based awards grated to date consist of stock options, stock appreciation rights and the employee stock purchase plan. Stock options and stock appreciation rights are granted to employees at exercise prices equal to the fair market value of the Company’s stock at the dates of grant. Generally, stock options and stock appreciation rights granted to employees fully vest ratably over the three years from the grant date and have a term of 10 years. Annual stock options granted to directors vest and are generally exercisable on the date of the first annual shareholders’ meeting immediately following the date of grant. The Company recognizes stock-based compensation expense over the requisite service period of the individual grants, which generally equals the vesting period. Prior to July 1, 2005, the Company accounted for these plans under the intrinsic value method described in Accounting Principles Board (“APB”) Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees, and related interpretations. Under the intrinsic value method, no stock-based employee compensation cost was reflected in net earnings. For purposes of pro-forma disclosure, stock-based compensation expense for awards granted prior to July 1, 2005 is measured on the grant date fair value as determined under the provisions of SFAS 123, Accounting for Stock-based Compensation. See Note 15 for further details.
(g) Research and Development
     Research and development costs are expensed as incurred. These expenses include the costs of the Company’s research and development efforts, acquired in-process research and development, as well as costs incurred in connection with the Company’s third party collaboration efforts. Pre-approved milestone payments due under contract research and development arrangements that are paid prior to regulatory approval are expensed when the milestone is achieved. Once the product receives regulatory approval, the Company records any subsequent milestone payments as intangible assets.
(h) Advertising and Promotion Costs
     Costs associated with advertising and promotions are expensed in the period in which the advertising is used and these costs are included in selling, general and administrative expenses. Advertising and promotion expenses totaled approximately $106,765 for the year ended December 31, 2007, $50,819 and $28,406 for the six-months ended December 31, 2006 and 2005 (unaudited) and $59,240 and $52,006 for the fiscal years ended June 30, 2006 and 2005, respectively.
(i) Income Taxes
     Income taxes have been provided using an asset and liability approach in which deferred tax assets and liabilities are recognized for the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided when, based on available evidence, it is more-likely-than-not that a portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for changes in enacted tax rates and laws.
     In the ordinary course of business there is inherent uncertainty in quantifying income tax positions. The Company assesses income tax positions and records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting dates. For those tax positions with a greater than 50% likelihood of being realized, we record the benefit. For those income tax positions where it is more-likely-than-not that a tax benefit will not be sustained, no tax benefit is recognized in the financial statements. When applicable, associated interest and penalties are recognized as a component of interest expense.

(j) Earnings Per Share
     The following is a reconciliation of the numerators and denominators used to calculate earnings per common share (“EPS”) as presented in the consolidated statements of operations:

	Year Ended	Six Months Ended		Fiscal Year Ended
	December 31,	December 31,		June 30,
	2007	2006	2005	2006	2005
(table in thousands, except per share data)		(unaudited)
Numerator for basic and diluted earnings (loss) per share Net earnings (loss) from continuing operations	$142,125	$(336,360)	$178,127	$336,477	$214,988
Net loss from discontinued operations	(13,775)	(1,795)	—	—	—

Net earnings (loss)	$128,350	$(338,155)	$178,127	$336,477	$214,988

Denominator: Weighted average shares — basic	107,212	106,377	104,219	105,129	103,180

Earnings (loss) per common share — continuing operations	$1.33	$(3.16)	$1.71	$3.20	$2.08
Loss per common share — discontinued operations	(0.13)	(0.02)	—	—	—

Earnings (loss) per common share — basic	$1.20	$(3.18)	$1.71	$3.20	$2.08

Denominator: Weighted average shares — diluted	108,631	106,377	106,984	107,798	106,052

Earnings (loss) per common share — continuing operations	$1.31	$(3.16)	$1.66	$3.12	$2.03
Loss per common share — discontinued operations	(0.13)	(0.02)	—	—	—

Earnings (loss) per common share — diluted	$1.18	$(3.18)	$1.66	$3.12	$2.03

Calculation of weighted average common shares — diluted

Weighted average shares — basic	107,212	106,377	104,219	105,129	103,180
Effect of dilutive options	1,419	—	2,765	2,669	2,872

Weighted average shares — diluted	108,631	106,377	106,984	107,798	106,052

Not included in the calculation of diluted earnings per-share because their impact is antidilutive:
Stock options outstanding	384	1,833	23	66	84

     During the year ended December 31, 2007, the six-months ended December 31, 2006 and 2005 (unaudited) and the fiscal years ended June 30, 2006 and 2005, there were 1,246,686, 357,273, 2,000,494, 2,838,738 and 1,136,141 shares respectively, issued in the aggregate upon exercise of stock options and under the Company’s employee stock option plans.
(k) Cash and Cash Equivalents
     Cash and cash equivalents, for the purpose of the balance sheet and the statement of cash flows, consist of cash on hand and balances with banks, and highly liquid investments with insignificant risk of changes in value and original maturities of three months or less from the date of acquisition.
(l) Investments in Marketable Securities, Debt and Equity Method Investments
     Investments in Marketable Securities and Debt
     The Company’s investments in short-term marketable securities primarily consist of commercial paper, money market investments, market auction debt securities, municipal bonds and federal agency issues, which are readily convertible into cash. The Company also invests in long-term marketable securities, including municipal bonds. Investments that the Company has the ability and intent to hold until maturity are classified as “held to maturity.” Held to maturity investments are recorded at cost, adjusted for the amortization of premiums and discounts, which approximates market value. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as “trading.” Trading securities are recorded at fair value, with resultant gains or losses recognized in current period income. Debt securities and other marketable securities are classified as “available for sale.” Available for sale securities are recorded at current market value with offsetting adjustments to shareholders’ equity, net of income taxes. The cost of investments sold is determined by the specific identification method.
     Venture Funds and Other Investments
     Investments in which the Company has significant influence over operating and financial policies of the investee are accounted for under the equity method of accounting. Under this method the Company records its proportionate share of income or loss from such investments in its results for the period. Any decline in value of the equity method investments considered by management to be other than temporary is charged to income in the period in which it is determined.
     The Company makes investments, as a limited partner, in venture capital funds as part of its continuing efforts to identify new products, technologies and licensing opportunities. The Company accounts for these investments using the equity method of accounting.
(m) Inventories
     Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out (“FIFO”) basis. In evaluating whether inventory is stated at the lower of cost or market, management considers such factors as the amount of inventory on hand, estimated time required to sell such inventory, remaining shelf life and current and expected market conditions, including levels of competition. The Company records as part of cost of sales write-downs to lower of cost or market.
(n) Credit and Market Risk
     Financial instruments that potentially subject the Company to credit risk consist principally of interest-bearing investments and trade receivables. The Company performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral from its customers.
(o) Fair Value of Financial Instruments
     Cash, Accounts Receivable, Other Receivables and Accounts Payable — The carrying amounts of these items are a reasonable estimate of their fair value.

     Marketable Securities — Marketable securities are recorded at their fair value (See Note 8).
     Other Assets — Investments that do not have a readily determinable market value are recorded at cost, as it is a reasonable estimate of fair value or current realizable value.
     Debt — The estimated fair values of the Company’s debt approximated $2,076,442 and $2,676,998 at December 31, 2007 and 2006, respectively. These estimates were determined by discounting anticipated future principal and interest cash flows using rates currently available to the Company.
(p) Derivative Instruments
     The Company uses derivative instruments for the purpose of hedging its exposure to foreign exchange and interest rate risk. The Company’s derivative instruments include interest rate forwards and swaps, forward rate agreements and foreign exchange forwards and options.
     FASB Statement No. 133 (“SFAS 133”), Accounting for Derivative Instruments and Hedging Activities requires companies to recognize all of their derivative instruments as either assets or liabilities in the balance sheet at fair value based on quoted market prices or pricing models using current market rates. The accounting for changes (i.e., gains or losses) in the fair value of a derivative instrument depends on whether the instrument has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. For derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. The designation is based upon the nature of the exposure being hedged.
     For a derivative instrument that is designated and qualifies as a fair value hedge (i.e., an instrument that hedges the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item are recognized in the same line item associated with the hedged item in earnings.
     For a derivative instrument that is designated and qualifies as a cash flow hedge (i.e., an instrument that hedges the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings.
     For all hedging activities, the ineffective portion of a derivative’s change in fair value is immediately recognized in other income (expense). For derivative instruments not designated as hedging instruments, the gain or loss is recognized in other income (expense) during the period of change. However, the Company believes that such non-designated instruments offset the economic risks of the hedged items.
(q) Property, Plant and Equipment
     Property, plant and equipment is recorded at cost, including the allocated portion of the purchase price arising from the PLIVA acquisition. Depreciation is recorded on a straight-line basis over the estimated useful lives of the related assets (3 to 20 years for machinery, equipment, furniture and fixtures and 5 to 45 years for buildings and improvements). Amortization of capital lease assets is included in depreciation expense. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or the terms of the respective leases, with such amortization periods generally ranging from 2 to 10 years. Maintenance and repairs are expensed as incurred and conversely renewals and betterments are capitalized.
(r) Acquisitions and Related Amortization Expense
     The Company accounts for acquired businesses using the purchase method of accounting, which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. The Company’s consolidated financial statements and results of operations reflect an acquired business after the completion of the acquisition and are not restated. The cost to acquire a business, including transaction costs, is allocated to the underlying net assets of the acquired business in proportion to their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Amounts allocated to acquired in-process research and development are expensed at the date of acquisition. Intangible assets are amortized based generally on projected sales over the estimated useful life of the asset. Amortization expense is included in the cost of sales expense line of the statement of operations. When the Company acquires net assets that do not constitute a business, no goodwill is recognized.
     The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact the Company’s results of operations. Accordingly, for significant items, the Company typically obtains assistance from third party valuation specialists. Useful lives are determined based on the expected future period of benefit of the asset, which considers various characteristics of the asset, including projected cash flows.
(s) Asset Impairment
     The Company reviews the carrying value of its long-lived assets for impairment annually or whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. Fair value is defined as the market price. If the market price is not available, fair value is estimated based on the present value of future cash flows.
     The Company reviews goodwill for impairment annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment testing of goodwill compares the fair value of the Company’s reporting units to their carrying value. There has been no impairment of goodwill recorded.
(t) Contingencies
     The Company is involved in various patent, product liability, commercial litigation and claims, government investigations and other legal proceedings that arise from time to time in the ordinary course of its business. The Company assesses, in consultation with counsel and in accordance with SFAS 5, Accounting for Contingencies, the need to accrue a liability for such contingencies and record a reserve when it determines that a loss related to a matter is both probable and reasonably estimable. The Company’s assessment of contingencies involves judgments about future events which are inherently unpredictable. The Company records anticipated recoveries under existing insurance contracts when collection is reasonably assured.
(u) Pensions and Other Post Employment Benefits
     In connection with the acquisition of PLIVA, the Company acquired and maintains defined benefit plans and other post-retirement benefits for employees of PLIVA. The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. The benefit is discounted to determine its present value. Discount rates are based on the market yields of high-quality corporate bonds in the country concerned. The funded status for each plan is recognized in the Company’s consolidated balance sheets.
     For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Company has no further payment obligations. The regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.
(v) Restructuring
     When recording acquisitions, the Company may review the associated operations and implement plans to restructure and integrate. For restructuring charges associated with a business acquisition that are identified in connection with an acquisition, the related costs are recorded as additional goodwill as they are considered to be liabilities assumed in the acquisition. All other restructuring charges, all integration costs and any charges related to our pre-existing businesses impacted by an acquisition are included the appropriate operating expense line item of our consolidated statement of operations.

(w) New Accounting Pronouncements
     In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosure about fair value measurements. The statement is effective for fiscal years beginning after November 15, 2007. Although the Company will continue to evaluate the application of SFAS 157, the Company does not currently believe that the adoption of SFAS 157 will have a material effect on its consolidated financial statements.
     In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), The Fair Value Option for Financial Assets and Financial Liabilities, providing companies with an option to report selected financial assets and liabilities at fair value. The statement’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The statement requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which they have chosen to use fair value on the face of the balance sheet. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Although the Company will continue to evaluate the application of SFAS 159, the Company does not currently believe that the adoption of SFAS 159 will have a material effect on its consolidated financial statements.
     In June 2007, the Emerging Issues Task Force (“EITF”) issued EITF Issue 07-3 (“EITF 07-3”), Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities. EITF 07-3 addresses the diversity that exists with respect to the accounting for the non-refundable portion of a payment made by a research and development entity for future research and development activities. The EITF concluded that an entity must defer and capitalize non-refundable advance payments made for research and development activities and expense these amounts as the related goods are delivered or the related services are performed. EITF 07-3 is effective for interim or annual reporting periods in fiscal years beginning after December 15, 2007. The adoption of EITF 07-3 will not have a material effect on the Company’s consolidated financial statements.
     In December 2007, the FASB issued SFAS No. 141(R) (“SFAS 141(R)”), Business Combinations (revised), replacing SFAS No. 141 (“SFAS 141”) Business Combinations. This new statement requires additional assets and assumed liabilities to be measured at fair value when acquired in a business combination as compared to the original pronouncement. SFAS 141(R) also requires liabilities related to contingent consideration to be re-measured to fair value each reporting period, acquisition-related costs to be expensed and not capitalized and acquired in-process research and development to be capitalized as an indefinite lived intangible asset until completion of project or abandonment of project. SFAS 141(R) requires prospective application for business combinations consummated in fiscal years beginning on or after December 15, 2008. This statement does not allow for early adoption. The Company is currently evaluating the impact of the adoption of this statement on its consolidated financial statements.
     In December 2007, the FASB issued SFAS No. 160 (“SFAS 160”), Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51 (“ARB No. 51”). This amendment of ARB No. 51 requires noncontrolling interest in subsidiaries initially to be measured at fair value and then to be classified as a separate component of equity. This statement is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008. This statement does not allow for early adoption, however, application of SFAS 160 disclosure and presentation requirements is retroactive. The Company is currently evaluating the impact of the adoption of this statement on its consolidated financial statements.
     In December 2007, the EITF issued EITF Issue No. 07-1 (“EITF 07-1”), Accounting for Collaborative Arrangements. EITF 07-1 affects entities that participate in collaborative arrangements for the development and commercialization of intellectual property. The EITF affirmed the tentative conclusions reached on (1) what constitutes a collaborative arrangement, (2) how the parties should present costs and revenues in their respective income statements, (3) how the parties should present cost-sharing payments, profit-sharing payments, or both in their respective income statements, and (4) disclosure in the annual financial statements of the partners. EITF 07-1 should be applied as a change in accounting principle through retrospective application to all periods presented for collaborative arrangements existing as of the date of adoption. EITF 07-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of the adoption of this statement on its consolidated financial statements.
(2) Acquisitions and Business Combinations
Year Ended December 31, 2007
O.R.C.A. pharm GmbH
     On September 5, 2007, the Company acquired 100% of the outstanding shares of O.R.C.A. pharm GmbH (“ORCA”), a privately-owned specialty pharmaceutical company focused on the oncology market in Germany. In accordance with SFAS 141, Business Combinations, the Company used the purchase method to account for this transaction. Under the purchase method of accounting, the assets acquired and liabilities assumed from ORCA are recorded at the date of acquisition, at their respective fair values. The adjusted purchase price is $43,580 and includes cash paid of $32,128, minimum future payments of $11,306 due in 2008 and 2009, and $146 of accrued transaction fees. The Company may also be required to pay up to an additional $6,458 based on the achievement of defined performance milestones for 2007 and 2008. The operating results of ORCA are included in the consolidated financial statements subsequent to the September 5, 2007 acquisition date. As part of the preliminary purchase price allocation the Company has assigned fair values as follows:

Inventory	$3,442
Products acquired	29,327
Goodwill	9,034
Other assets	5,880
Liabilities	(4,103)

Total	$43,580

     The above purchase price allocation is preliminary and is based on the information that was available as of the acquisition date to estimate the fair value of assets acquired and liabilities assumed. Management believes the available information provides a reasonable basis for allocating the purchase price but the Company is awaiting additional information necessary to finalize the purchase price allocation. The Company expects to finalize the valuation and complete the purchase price allocation as soon as possible but no later than one year from the acquisition date. Under the guidance of SFAS 141, this acquisition is being treated as an immaterial acquisition. As an immaterial acquisition, pro-forma financial statements are not required to be presented.
Products Acquired from Hospira, Inc.
     On February 6, 2007, the Company acquired four generic injectible products from Hospira, Inc., which are Morphine, Hydromorphone, Nalbuphine and Deferoxamine. The Company entered into a supply agreement with Hospira covering all four products, and a product development agreement for Deferoxamine. The product acquisitions resulted from a Federal Trade Commission ordered divestiture of these products in connection with Hospira’s acquisition of Mayne Pharma Ltd.
     The Company recorded intangible assets in the amount of $12,000 related to the acquisition of the four products. The defined territory for these products includes all markets in the United States and its territories. These product rights are recorded as other intangible assets on the consolidated balance sheets and will be amortized based on estimated product sales over an estimated useful life of 10 years.
Six Months Ended December 31, 2006
PLIVA d.d.
     On October 24, 2006, the Company’s wholly owned subsidiary, Barr Laboratories Europe B.V. (“Barr Europe”), completed the acquisition of PLIVA, headquartered in Zagreb, Croatia. Under the terms of the cash tender offer, Barr Europe made a payment of $2,377,773 based on an offer price of HRK 820 (Croatian Kuna (“HRK”)) per share for all shares tendered during the offer period. Subsequent to the close of the offer period, Barr Europe purchased an additional 390,809 shares on the Croatian stock market for $58,309. The table below represents a reconciliation from October 24, 2006 to December 31, 2007:

			%
Period	Shares	Cost	Acquired
Shares tendered October 24, 2006	17,056,977	$2,377,773	96.4%
Shares purchased October 25 to December 31, 2006	149,953	21,937	0.6%
Transaction costs	—	29,700	0.0%

Total as of December 31, 2006	17,206,930	2,429,410	97.0%

Shares purchased January 1, 2007 to December 31, 2007	240,856	36,372	1.1%
Transaction costs	—	664	0.0%

Total as of December 31, 2007	17,447,786	$2,466,446	98.1%

     In accordance with SFAS 141, Business Combinations, the Company used the purchase method of accounting to account for this transaction. Under the purchase method of accounting, the assets acquired and liabilities assumed from PLIVA were recorded at their respective fair values.
     The fair values of the assets acquired and liabilities assumed net of cash acquired of $193,751 for PLIVA share purchases were as follows:

Adjusted
Assets
and Liabilities
Assumed
Current assets (excluding cash and inventories)	$350,919
Inventories (1)	351,438
Property, plant & equipment (2)	752,397
Identifiable intangible assets (3)	999,921
Other non-current assets, including deferred tax assets	121,088
In-process research & development (4)	385,077
Goodwill (5)	200,229

Total assets acquired	3,161,069

Current liabilities, excluding restructuring	(346,732)
Restructuring costs (6)	(27,619)
Deferred tax liabilities	(285,964)
Other non-current liabilities, including long-term debt (7)	(189,241)

Total liabilities assumed	(849,556)

Total minority interest	(38,818)

Net assets acquired	$2,272,695

Plus: cash acquired	193,751

Total Purchase price	$2,466,446

     (1) The fair value of acquired inventory was determined as follows:
•	Raw materials — valued at current replacement cost.

•	Work in progress — valued at the expected selling price of the inventory less the cost to complete, cost of disposal and reasonable profit on the selling effort of the acquiring entity.

•	Finished & merchandised goods — valued at expected selling price less the cost of disposal and a reasonable profit for the selling effort.
     (2) Fixed assets were valued at replacement cost, unless there was a known plan to dispose of an asset. Assets to be disposed of were valued at prevailing market rates, less cost to sell, or for no value, if to be abandoned.
     (3) Components of the fair value of acquired intangible assets are as follows:

		Weighted-average
		amortization period
		(Years)
Trade names	$75,600	Indefinite
Existing products and product rights	797,644	10
Land usuage rights	88,053	99
Other intangible assets	38,624	6

Total identifiable intangible assets	$999,921

     In valuing the trade names and related trademarks, the Company applied the relief-from-royalty method. The fair value of the existing products was determined based on the excess cash flow method, a form of the income approach. Other intangibles consist primarily of active pharmaceutical ingredient (“API”) intangible assets, contractual royalty payments, and contractual milestone payments. The fair value of API intangible assets was determined using the relief from royalty method. The fair value of contractual milestone and royalty payments were estimated using an income approach through a discounted cash flow analysis on a payment-by-payment basis.
(4) The fair value of the acquired in-process research and development (“IPR&D”) was based on the excess cash flow method on a project-by-project basis. This amount was written-off upon acquisition as research and development expense because the acquired products had not received approval from the applicable regulators, were incomplete and had no alternative future use.
(5) 100% of the goodwill has been assigned to the Company’s generic pharmaceuticals operating segment. None of the goodwill is deductible for income tax purposes.
(6) Included in accrued liabilities and other liabilities on the consolidated balance sheet are restructuring costs that impacted goodwill. These exit costs are associated with involuntary termination benefits for PLIVA employees and costs to exit certain activities of PLIVA and were recorded as a liability in conjunction with recording the initial purchase price (See Note 18).
(7) Debt was recorded at quoted market prices or management’s best estimate of fair value based on prevailing borrowing rates of PLIVA.
     As the acquisition was structured as a purchase of equity, the amortization of purchase price assigned to assets in excess of PLIVA’s historic tax basis will not be deductible for income tax purposes. The Company has finalized the valuation and completed the purchase price allocation for the PLIVA acquisition for the shares acquired to date.
Shire PLC Product Acquisition and Development Agreement
     On August 14, 2006, the Company entered into an arrangement with Shire PLC (“Shire”) consisting of a product acquisition and supply agreement for Adderall IR® tablets, a product development and supply agreement for six proprietary products and a settlement and licensing agreement relating to the resolution of two pending patent cases involving Shire’s Adderall XR®.
     Under the terms of the product acquisition agreement, the Company recorded an intangible asset in the amount of $63,000 related to the acquisition of Adderall IR. This product right will be amortized based on product sales over an estimated useful life of 15 years.

     In addition, under the terms of the product development agreement, the Company received an upfront non-refundable payment of $25,000 and could receive, based on future incurred research and development costs and milestones, an additional $140,000 over the next eight years subject to annual caps of $30,000. In exchange for its funding commitment, Shire obtained a royalty free license to the products identified in the product development agreement in its defined territory (which is generally defined to include all markets other than North America, Central Europe, Eastern Europe and Russia). The Company recognizes revenue under the product development arrangement described above, including the $25,000 upfront payment, as it performs the related research and development. These amounts will be reflected in the “alliance and development revenue” line item in the Company’s consolidated statement of operations as costs are incurred over the life of the agreement. Included in other liabilities at December 31, 2007 is $22,422 of deferred revenue related to the above mentioned payments under the product development agreement. The Company also entered into purchase and supply agreements with Shire in conjunction with the product acquisition and product development agreements.
     The settlement and licensing agreement relating to Adderall XR grants the Company certain rights to launch a generic version of Adderall XR. The license is royalty-bearing and exclusive during the Company’s FDA granted six-month period of exclusivity and is non-exclusive and royalty-free thereafter.
Fiscal 2006 Acquisitions
FEI Women’s Health, LLC
     On November 9, 2005, the Company acquired all of the outstanding equity interests of FEI Women’s Health, LLC (“FEI”). FEI is the owner of the ParaGard® T 380A (Intrauterine Copper Contraceptive) IUC, which is approved for continuous use for the prevention of pregnancy for up to 10 years.
     In accordance with SFAS 141, Business Combinations, the Company used the purchase method of accounting to account for this transaction. Under the purchase method of accounting, the assets acquired and liabilities assumed from FEI were recorded at the date of acquisition, at their respective fair values. The purchase price plus acquisition costs exceeded the fair values of acquired assets and assumed liabilities. This resulted in the recognition of goodwill in the amount of $29,921. The total purchase price, including acquisition costs of $5,112 less cash acquired of $4,372, was $289,730. The consolidated financial statements issued after completion of the acquisition reflect these values. The operating results of FEI are included in the consolidated financial statements subsequent to the November 9, 2005 acquisition date.
     The fair values of the assets acquired and liabilities assumed on November 9, 2005 were as follows:

Current assets (excluding cash)	$30,876
Property and equipment	1,955
Intangible asset — ParaGard T 380A IUC	256,000
Goodwill	29,921
Other assets	4,677

Total assets acquired	$323,429

Current liabilities	10,780
Other liabilities	22,919

Total liabilities assumed	33,699

Net assets acquired	$289,730

     The purchase price has been allocated based on the fair value of assets acquired and liabilities assumed as of the date of acquisition.
     In accordance with the requirements of SFAS 142, Goodwill and Other Intangible Assets, the goodwill associated with the acquisition will not be amortized. The ParaGard T 380A IUC intangible asset will be amortized based on estimated product sales over its estimated 20-year life. Goodwill and the intangible asset resulting from this acquisition have been allocated to our proprietary reporting unit.

Products from Organon Ltd., Organon USA Inc. and Savient Pharmaceuticals, Inc.
     On June 15, 2005, the Company entered into a non-binding Letter of Intent with Organon (Ireland) Ltd., Organon USA Inc. (“Organon”) and Savient Pharmaceuticals, Inc. (“Savient”) to acquire the New Drug Application (“NDA”) for Mircette®, obtain a royalty-free patent license to promote Mircette in the United States and dismiss all pending litigation between the parties in exchange for a payment by the Company of $152,750. At the time the Letter of Intent was signed, because the proposed transaction included, as one of its components, a payment in settlement of litigation, it was presumed under GAAP to give rise to a “probable loss,” as defined in SFAS 5, Accounting for Contingencies. Based on valuations of the assets the Company acquired and total estimated payments, the Company recorded a charge of $63,238 as of June 30, 2005 to reflect the litigation settlement.
     On December 2, 2005, the Company and Organon finalized the agreement that gave the Company exclusive rights to Mircette. The agreement also terminated the ongoing patent litigation regarding the Company’s generic version of Mircette, which is marketed under the trade name Kariva®. The agreement called for the Company to pay Organon $139,000 and Savient $13,750. Based on final valuations of the asset, the Company has recorded an intangible asset in the amount of $88,700 and recorded an additional charge of $813 for the difference between the estimated amounts recorded as a probable loss at June 30, 2005 and the final loss amount. The Company also incurred approximately $1,800 of additional legal and accounting costs related to the transaction. Additionally, the Company was reimbursed $11,000 from a third party for partial reimbursement of the Company’s recorded charge on this transaction. This reimbursement was reflected as a reduction of selling, general and administrative expenses.
(3) Discontinued Operations
     Since its acquisition of PLIVA on October 24, 2006, the Company has been evaluating PLIVA’s operations and has, as a result, divested certain non-core operations including its operations in Spain and Italy, and its animal health and veterinary business operated by Veterina d.d. (“Veterina”).
     On September 28, 2007, the Company sold 100% of the outstanding shares in Pliva Pharma, S.p.A., its Italian subsidiary, for $4,001. This resulted in a loss on the sale of $36.
     On October 5, 2007, the Company sold 100% of the ordinary shares in Veterina through a public offering in Croatia, for $35,827. This resulted in a gain on the sale of $1,790.
     On December 28, 2007, the Company sold 100% of the outstanding shares in PLIVA Pharma Iberia S.A., its Spain subsidiary, for $15,245, including installment payments of $13,678 payable during 2008. This resulted in a loss on the sale of $2,365.
     The Company’s operations in Spain and Italy were part of the generic pharmaceuticals segment. The Company’s Veterina business was a separate operating segment, which did not meet the quantitative thresholds for separate disclosure and, as such, was included in “other” in Note 20 below.
     The following combined amounts of the Company’s operations in Spain and Italy, and the Veterina business have been segregated from continuing operations and included in discontinued operations, net of taxes, and loss on sale of discontinued operations in the consolidated statement of operations, as shown below:

	Year Ended				Transition
	December 31, 2007				Period
	Italy	Spain	Veterina	Total	Italy	Spain	Veterina	Total
Revenues
Generics	$8,302	$24,232	$—	$32,534	$2,803	$3,370	$—	$6,173
Other	—	—	24,519	24,519	—	—	5,466	5,466

Total net revenues of discontinued operations	$8,302	$24,232	$24,519	$57,053	$2,803	$3,370	$5,466	$11,639

Gain (loss) before income taxes and minority interest	$(1,428)	$(8,239)	$(3,512)	$(13,179)	$(2,012)	$(396)	$488	$(1,920)

Gain (loss) on sale of discontinued operations	(36)	(2,365)	1,790	(611)	—	—	—	—
Income tax benefit	—	—	15	15	—	—	125	125

Gain (loss) from discontinued operations- net of tax	$(1,464)	$(10,604)	$(1,707)	$(13,775)	$(2,012)	$(396)	$613	$(1,795)

     The following combined amounts of assets and liabilities related to the operations in Spain and Italy, and the Veterina business have been segregated and included in assets and liabilities of discontinued operations on the Company’s consolidated balance sheet as of December 31, 2006:

December 31,
2006
Marketable securities	$16
Accounts receivable, net	21,929
Other receivables, net	10,756
Inventories	26,141
Prepaid expenses and other current assets	46

Current assets of discontinued operations	58,888

Property, plant and equipment, net	5,781
Deferred income taxes	2,378
Other intangible assets, net	2,677
Other assets	109

Long-term assets of discontinued operations	10,945

Assets of discontinued operations	$69,833

Accounts payable	$18,761
Accrued liabilities	12,299
Current portion of long-term debt and capital lease obligations	254

Current liabilities of discontinued operations	31,314

Long-term debt and capital lease obligations	1,738
Deferred tax liabilities	636
Other liabilities	207

Long-term liabilities of discontinued operations	2,581

Liabilities of discontinued operations	$33,895

(4) Derivative Instruments
Interest Rate Risk
     The Company’s interest-bearing investments, loans and borrowings are subject to interest rate risk. The Company invests and borrows primarily on a variable-rate basis. Depending upon market conditions, the Company may fix the interest rate it either pays or receives by entering into fixed-rate investments and borrowings or through the use of derivative financial instruments.
     During 2007, as reflected in the table below, the Company entered into pay-fixed, receive-floating interest rate swap agreements effectively converting $800,000 of variable-rate debt under unsecured senior credit facilities to fixed-rate debt. The objective of the hedge is to manage the variability of cash flows in the interest payments related to the portion of the variable-rate debt designated as being hedged. With the hedge in place, the sole source of variability to the Company is the interest payments it receives based on changes in LIBOR. The swaps are accounted for in accordance with SFAS 133.
     Derivative financial instruments are measured at fair value and are recognized as assets or liabilities on the balance sheet, with changes in the fair value of the derivatives recognized in either net income (loss) or other comprehensive income (loss), depending on the timing and designated purpose of the derivative. When the Company pays interest on the portion of the debt designated as hedged, the gain or loss on the swap designated as hedging the interest payment will be reclassified from accumulated other comprehensive income into interest expense.
     These derivative instruments are designated as cash flow hedges with the related gains or losses recorded in other comprehensive income (net of tax) with an offsetting amount included in other non-current liabilities. The losses are $10,868 and $0 for the twelve months ended December 31, 2007 and the Transition Period, respectively. The Company estimates that approximately $5,192 of the net losses at December 31, 2007 will be realized into earnings over the next twelve months for the transactions that are expected to occur over that period.
     The terms of the interest rate swap agreements that are still in effect as of December 31, 2007 are shown in the following table:

Notional
Principal Amount	Start Date	Maturity Date	Receive Variable Rate	Pay Fixed Rate
$175,000	Mar-30-07	Jun-30-08	90 day LIBOR	5.253%
$125,000	Jun-30-07	Jun-30-10	90 day LIBOR	5.4735%
$100,000	Jun-30-07	Jun-30-10	90 day LIBOR	5.3225%
$100,000	Sept-30-07	Sept-30-10	90 day LIBOR	4.985%
$100,000	Sept-30-07	Sept-30-09	90 day LIBOR	4.92875%
$100,000	Sept-30-07	Mar-31-09	90 day LIBOR	4.755%
$100,000	Sept-30-07	Sept-30-09	90 day LIBOR	4.83%
     Foreign Exchange Risk
     The Company seeks to manage potential foreign exchange risk from foreign subsidiaries by matching each such subsidiary’s revenues and costs in its functional currency. Similarly, the Company seeks to manage the foreign exchange risk relating to assets and liabilities of its foreign subsidiaries by matching the assets and liabilities in the subsidiary’s functional currency. When this is not practical, the Company uses foreign exchange forward contracts or options to manage its foreign exchange risk.
     In connection with the PLIVA acquisition, the Company assumed foreign exchange forward contracts hedging economically forecasted transactions occurring at various dates through 2007 that were denominated in foreign currencies. At December 31, 2007, none of the Company’s remaining foreign exchange derivatives were eligible for hedge accounting, resulting in their changes in fair value being reported in other income (expense) as a loss of $9,451.
     All foreign exchange derivative instruments described above are measured at fair value and are reported as assets or liabilities on the balance sheet. Changes in the fair value are reported in earnings or other comprehensive income depending upon whether the risk management instrument is classified as a formal hedge pursuant to the guidelines outlined by SFAS 133. Economically, the gains or losses realized on these instruments at maturity are intended to offset the losses or gains of the transactions which they are hedging.
     The table below summarizes the respective fair values of the derivative instruments described above at December 31, 2007 and 2006, respectively:

	December 31, 2007		December 31, 2006
	Assets	Liabilities	Assets	Liabilities
Interest rate swap	$—	$(17,316)	$1,267	$(443)
Forward rate agreements	—	(39)	997	(163)
Foreign exchange forward contracts	—	(193)	383	(106)

Total	$—	$(17,548)	$2,647	$(712)

(5) Accounts Receivable, net
     The components of accounts receivable are as follows:

	December 31,	December 31,
	2007	2006
Trade accounts receivable	$741,092	$738,824
Other trade receivables	12,808	15,080

Subtotal	753,900	753,904
Less: allowances	257,264	242,768

Accounts receivable, net	$496,636	$511,136

(6) Inventories
     The components of inventory are as follows:

	December 31,	December 31,
	2007	2006
Raw materials and supplies	$187,220	$160,384
Work-in-process	77,098	67,798
Finished goods	236,889	198,088

Total inventories	$501,207	$426,270

(7) Property, plant and equipment, net
     The major categories of the Company’s property, plant and equipment are as follows:

	December 31,	December 31,
	2007	2006
Land	$107,216	$56,543
Buildings and improvements	597,051	526,034
Machinery and equipment	621,788	532,553
Leasehold improvements	14,174	12,726
Construction in progress	100,765	73,233

	1,440,994	1,201,089
Less: accumulated depreciation and amortization	325,090	196,671

Total plant, property and equipment, net	$1,115,904	$1,004,418

     Depreciation expense was $127,727, $35,061, $16,966, $35,850 and $31,591 for the year ended December 31, 2007, for the six-months ended December 31, 2006 and 2005 (unaudited) and the fiscal years ended June 30, 2006 and 2005, respectively.
(8) Investments in Marketable Securities, Debt and Equity Method Investments
     Investments in Marketable Securities and Debt
     Trading Securities
     The fair value of marketable securities classified as trading at December 31, 2007 and 2006 was $3,674 and $3,718, respectively, which is included as a component of current marketable securities. Net gains (losses) for the year ended December 31, 2007 and the Transition Period were $980 and $(572), respectively, which are included as a component of other income (expense). Of such amount, $(36) is unrealized and relates to securities still held at December 31, 2007.
     Available-for-Sale Securities
     Available-for-sale equity securities include amounts invested in connection with the Company’s excess 401(k) and other deferred compensation plans of $11,759 and $10,293 at December 31, 2007 and 2006, respectively.
     Available-for-sale investments are carried at fair value; however equity securities that do not have readily determinable fair values, are measured at cost adjusted for impairment. The aggregate carrying values of equity securities that do not have readily determinable fair values were $298 and $150 at December 31, 2007 and 2006, respectively.
     Available-for-sale debt securities at December 31, 2007, includes $218,850 in market auction debt securities, $16,315 in commercial paper, $42,707 in municipal bonds, $2,559 in corporate bonds and $7,032 federal agency issues. The market auction debt securities and commercial paper have maturity dates ranging from January 2, 2008 to March 6, 2008. The municipal and corporate bonds and federal agency issues have maturity dates ranging from January 1, 2008 to February 1, 2010.
     Included within the Company’s available-for-sale debt securities are market auction securities debt securities restricted to highly rated municipal securities. The Company’s typical practice has been to continue to own the respective securities or liquidate the holdings by selling those securities at par value at the next auction, which generally ranges from 7 to 35 days after purchase. The market auction debt securities investments are investment grade (A rated and above) municipal securities and are insured against loss of principal and interest by bond insurers whose AAA ratings are under review.
     Subsequent to December 31, 2007, the recent uncertainties in the credit markets have prevented the Company and other investors from liquidating holdings of market auction debt securities in recent auctions because the amount of market auction debt securities submitted for sale has exceeded the amount of purchase orders. On December 31, 2007, the Company held $218,850 in market auction debt securities.
     In 2008, the Company decided to liquidate its holdings in market auction debt securities and not reinvest in market auction debt securities in order to intentionally reduce exposure to these instruments. As of February 29, 2008 the Company had $42,975 in market auction debt securities. All of these securities have not been liquidated due to failed auctions and $14,850 of the failed market auction debt securities are associated with the Company’s balances at December 31, 2007. Of this amount, $2,000 has a future redemption date and the Company will receive cash for par value in March 2008. Despite these failed auctions, there have been no defaults on the underlying securities, and interest income on these holdings continues to be received on scheduled interest payment dates. As a result, the Company now earns premium interest rates on the failed auction investments. If the issuers of these securities are unable to successfully close future auctions and their credit ratings deteriorate, the Company may be required to adjust the carrying value of these investments.

     Based on the Company’s ability to access its cash and other short-term investments, its expected operating cash flows and its other sources of cash, the Company does not anticipate that the lack of liquidity on these investments will affect its ability to operate the business as usual.
     The realized gains (losses) from the sale of available-for-sale investments for the year ended December 31, 2007 and 2006 were $2 and $(17), respectively. The amortized cost, gross unrealized gains and losses recorded as a component of other comprehensive income, and estimated market values for available-for-sale securities at December 31, 2007 and 2006 are as follows:

	Available for Sale
		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
December 31, 2007	Cost	Gains	(Losses)	Value
Debt securities	$287,766	$120	$(423)	$287,463
Equity securities	12,424	1,086	(282)	13,228

	$300,190	$1,206	$(705)	$300,691

December 31, 2006
Debt securities	$668,239	$—	$(534)	$667,705
Equity securities	10,914	68	—	10,982

	$679,153	$68	$(534)	$678,687

     Held-to-Maturity Securities
     The amortized costs of held-to-maturity securities at December 31, 2007 and 2006 were $178 and $303, respectively.
     The Company did not sell or purchase any held-to-maturity investments or transfer any securities between available-for-sale and held-to-maturity during the year ended December 31, 2007 and the Transition Period. The cost of investments sold is determined by the specific identification method.
     The following table summarizes the contractual maturities of held-to-maturity debt securities at December 31, 2007:

Maturities
Less than one year	$143
One to two years	15
Two to five years	20

Total	$178

     Equity Method Investments
     Medika d.d.
     Through the acquisition of PLIVA, the Company acquired an ownership interest in Medika d.d (“Medika”), which is a wholesaler that supplies pharmacies, hospitals and other health institutions with a wide range of medical merchandise. As of December 31, 2007, the Company held a 24.7% ownership interest in Medika, which equated to a $28,430 fair value based on the closing bid price for Medika shares quoted on the Zagreb Stock Exchange on such date.
     This investment is accounted for under the equity method whereby the Company recognizes its proportionate shares of Medika’s profit or loss. The Company eliminates unrealized profits relating to the sale of goods to Medika from the Generics segment. As of December 31, 2007 and 2006, the Company had carrying values of $16,970 and $14,411, respectively.

     Venture Funds
     The Company has made investments in two separate venture capital funds, Commerce Health Ventures, L.P. and New Spring Ventures, L.P., as part of its continuing efforts to identify new products, technologies and licensing opportunities. These investments are accounted for under the equity method whereby the Company recognizes its proportionate share of each venture’s profit or loss. As of December 31, 2007 and 2006, the Company had carrying values of $9,556 and $8,866, respectively, in Commerce Health Ventures, L.P., and $10,356 and $9,788, respectively, in New Spring Ventures, L.P.
     On January 15, 2008, the Company made a commitment to invest up to $30,000 in a new venture fund, NewSpring Health Capital II L.P. Investments made will also be accounted for under the equity method. Payments related to this commitment are payable when capital calls are made. The first capital call payment was made in January 2008 in the amount of $1,250.
(9) Goodwill and Other Intangible Assets
     Goodwill at December 31, 2007 and 2006 was as follows:

	Generic	Proprietary
	Pharmaceuticals	Pharmaceuticals	Total
Goodwill balance at June 30, 2006	$—	$47,920	$47,920

Acquisition of PLIVA d.d.	223,379	—	223,379
Currency translation effect	5,150	—	5,150

Goodwill balance at December 31, 2006	$228,529	$47,920	$276,449

Additional acquisition of PLIVA shares	8,663	—	8,663
PLIVA goodwill adjustments	(32,452)	—	(32,452)
Currency translation effect	25,042	—	25,042
Goodwill on acquisition of ORCA	3,660	—	3,660
ORCA goodwill adjustments	4,593	—	4,593

Goodwill balance at December 31, 2007	$238,035	$47,920	$285,955

     PLIVA goodwill adjustments during the purchase price allocation period include the following purchase price allocation and valuation revisions made based on additional information available to modify the Company’s initial estimates for certain assets and liabilities.

Current assets (excluding cash)	$(6,686)
Property, plant & equipment	(41,157)
Other non-current assets	1,326
Current liabilities (1)	9,387
Deferred tax liabilities	(3,712)
Other liabilities	8,390

Total PLIVA goodwill adjustments	$(32,452)

(1)	The initial PLIVA opening balance sheet reflected an accrued liability of $1,500 relating to a potential obligation owing by PLIVA to certain former employees in connection with their allegations of invention rights relating to the process for manufacturing Azithromycin. Upon a Croatian court’s entry of a judgment in favor of the former employees in June 2007, the Company allocated an additional $12,500 as an accrued liability relating to this matter. PLIVA is appealing the decision, and believes it has strong grounds for full or partial reversal on appeal. PLIVA’s obligation to pay any amount to the former employees will not arise unless and until the decision in favor of the former employees is affirmed on appeal.
     Intangible assets at December 31, 2007 and 2006 consist of the following:

	December 31,			December 31,
	2007			2006
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount
Finite-lived intangible assets:
Product licenses	$45,350	$20,554	$24,796	$45,350	$15,624	$29,726
Product rights	1,456,348	218,133	1,238,215	1,301,940	64,788	1,237,152
Land use rights	105,652	1,103	104,549	88,053	166	87,887
Other	42,875	16,411	26,464	38,624	95	38,529

Total amortized finite-lived intangible assets	1,650,225	256,201	1,394,024	1,473,967	80,673	1,393,294

Indefinite-lived intangible assets — tradenames:	89,398	—	89,398	78,199	—	78,199

Total identifiable intangible assets	$1,739,623	$256,201	$1,483,422	$1,552,166	$80,673	$1,471,493

     As a result of the ORCA acquisition, the Company recorded intangible assets in the amount of $29,327 representing the fair value for trade names, existing products and product rights, and other intangible assets acquired during the year ended December 31, 2007.
     In February 2007, the Company acquired four generic injectible products from Hospira, Inc., which are Morphine, Hydromorphone, Nalbuphine and Deferoxamine. The product acquisitions resulted from an FTC-ordered divestiture of these products in connection with Hospira’s acquisition of Mayne Pharma Ltd. The Company recorded product rights intangible assets in the amount of $12,000 related to the acquisition of the four products.
     As a result of the PLIVA acquisition, the Company recorded intangible assets in the amount of $983,856 representing the fair value for trade names, existing products and product rights, land usage rights and other intangible assets acquired during the six-month period ended December 31, 2006.
     Under the terms of the product acquisition agreement with Shire plc, the Company recorded a product right intangible asset in the amount of $63,000 related to the acquisition of Adderall IR during the six-month period ended December 31, 2006.
     As a result of the FEI acquisition during the second quarter of fiscal 2006, the Company recorded an intangible asset in the amount of $256,000 in recognition of the fair value for the ParaGard IUC product rights acquired.
     In December 2005, the Company finalized an agreement that gave the Company exclusive rights to Mircette. The agreement also terminated the ongoing patent litigation regarding the Company’s generic version of Mircette, which is marketed under the trade name Kariva. Based on final valuations of the asset, the Company recorded a product right intangible asset in the amount of $88,700.
     The annual estimated amortization expense for the next five years on finite lived intangible assets is as follows:

Years Ending December 31,
2008	$165,698
2009	$148,734
2010	$141,418
2011	$132,474
2012	$124,425
     The Company’s product licenses, product rights, land use rights and other finite lived intangible assets have weighted average useful lives of approximately 10, 17, 99 and 10 years, respectively. Amortization expense associated with these acquired intangibles was $160,686, $37,192, $8,273, $25,784 and $13,354 for the year ended December 31, 2007, the six-months ended December 31, 2006 and 2005 (unaudited), and fiscal years ended June 30, 2006 and 2005, respectively. During the six months ended December 31, 2006 the Company revised the presentation of amortization expense to include this item within cost of sales instead of selling, general and administrative expense. The presentation for the six-months ended December 31, 2005 (unaudited) and fiscal years 2006 and 2005 was reclassified to conform to that of the six-months ended December 31, 2006.
     Included in the finite-lived intangible assets table above are product rights to over 200 intangible assets acquired by the Company over the past five years. The following table disaggregates the values of these product rights into therapeutic categories as of December 31, 2007:

	December 31, 2007
				Weighted
	Gross		Net	Average
	Carrying	Accumulated	Carrying	Amortization
	Amount	Amortization	Amount	Period
Therapeutic Category

Contraception	$383,427	$70,594	$312,833	18
Antibiotics, antiviral & anti-infectives	233,860	34,661	199,199	10
Cardiovascular	228,205	34,761	193,444	10
Psychotherapeutics	185,978	25,003	160,975	12
Other (1)	424,878	53,114	371,764	10
Total product rights	$1,456,348	$218,133	$1,238,215

(1)	Other includes numerous therapeutic categories, none of which exceeds 10% of the aggregate net book value of product rights.
(10) Accrued Liabilities
     Accrued liabilities consist of the following:

	December 31,	December 31,
	2007	2006
Payroll, taxes & benefits	$60,569	$53,304
Profit splits due to third parties	40,550	23,505
Legal contingencies	30,256	—
Restructuring	23,007	24,600
Taxes	13,486	21,971
Medicaid obligations	12,938	16,069
Managed care rebates	6,482	8,288
Interest	4,377	29,979
Cash settled share based compensation	—	14,679
Derivatives — Interest swaps	17,316	—
Other	81,113	79,007

Total accrued liabilities	$290,094	$271,402

(11) Debt
     A summary of debt is as follows:

	December 31,	December 31,
	2007	2006
Credit facilities (a)	$1,800,000	$2,415,703
Note due to WCC shareholders (b)	6,500	6,500
Obligation under capital leases (c)	2,488	2,819
Fixed rate bonds (d)	112,902	101,780
Dual-currency syndicated credit facility (e)	24,035	86,287
Euro commercial paper program (f)	78,217	26,334
Dual-currency term loan facility (g)	25,000	25,000
Multi-currency revolving credit facility (h)	28,760	13,167
Other	1,855	79

	2,079,757	2,677,669
Less: current installments of debt and capital lease obligations	298,065	742,192

Total long-term debt	$1,781,692	$1,935,477

(a)	In connection with the closing of the PLIVA acquisition, on October 24, 2006, the Company entered into unsecured senior credit facilities (the “Credit Facilities”) and drew $2,000,000 under a five-year term facility and $415,703 under a 364-day term facility, both of which bear interest at variable rates of LIBOR plus 75 basis points (5.58% at December 31, 2007). The Company is obligated to repay the outstanding principal amount of the five-year term facility in 18 consecutive quarterly installments of $50,000, with the first payment having been made on March 30, 2007, with the balance of $1,100,000 due at maturity in October 2011. The five-year term facility had an outstanding principal balance of $1,800,000 at December 31, 2007. The 364-day term facility was repaid it in full during 2007. The Credit Facilities include customary covenants, including financial covenants limiting the total indebtedness of the Company on a consolidated basis.

(b)	In February 2004, the Company acquired all of the outstanding shares of Women’s Capital Corporation (“WCC”). In connection with that acquisition, the Company issued a four-year, $6,500 promissory note to WCC’s former shareholders. The note bears a fixed interest rate of 2%. The entire principal amount and all accrued interest was due and paid in full on February 25, 2008.

(c)	The Company has certain capital lease obligations for machinery, equipment and buildings in the United States and the Czech Republic.
     The Company’s debt includes the following liabilities incurred by PLIVA. Debt incurred prior to the acquisition on October 24, 2006 was recorded at fair value based on the prevailing market prices on the acquisition date, pursuant to the provisions of SFAS 141 (Euro to U.S. dollar equivalents are based on the exchange rate in effect at December 31, 2007):

(d)	In May 2004, PLIVA issued Euro denominated fixed rate bonds with a face value of EUR 75,000 ($110,197). The bonds mature in 2011 and bear interest at 5.75%, payable semiannually. At the time of the PLIVA acquisition, the aggregate fair value of the bonds was EUR 77,478 ($113,838). The premium over face value of EUR 2,478 ($3,641) is being amortized over the remaining life of the bonds. The amortization for the year ended December 31, 2007 was EUR 538 ($790). The facility includes customary covenants.

(e)	On October 28, 2004, PLIVA entered into a dual-currency syndicated term loan facility pursuant to which the lenders agreed to provide the borrowers up to $250,000, available to be drawn in either US dollars or Euros. The facility has a five-year term and bears interest at a variable rate based on LIBOR or Euribor plus 70 basis points. At December 31, 2007, there was $19,760 outstanding with an effective interest rate of 5.6000% and EUR 2,910 ($4,275) outstanding with an effective interest rate of 5.2900%. The facility includes customary covenants.

(f)	In December 1998, PLIVA initiated, and in June 2003 updated, a commercial paper program that provides for an aggregate amount of Euro denominated financing not to exceed EUR 250,000 ($367,323) and bears interest at a variable interest rate. As of December 31, 2007, there was EUR 54,666 ($78,217) outstanding at an effective interest rate of 6.2650%.

(g)	September 9, 2006, PLIVA entered into a dual currency term loan facility pursuant to which the lender agreed to provide the borrowers up to $25,000, available to be drawn in either US dollars or Euros at a variable rate based on LIBOR or Euribor plus a negotiated margin. On September 7, 2007, the facility was amended and extended for an additional two-year term. At December 31, 2007, there was $25,000 outstanding with an effective interest rate of 6.15063%. The facility includes customary covenants.

(h)	In June 2005, PLIVA entered into a EUR 30,000 multi-currency revolving credit facility ($44,079). The facility was maturing on December 31, 2007 and on December 14, 2007 was amended and extended for an additional two-year term. It bears interest at a variable rate based on LIBOR, Euribor or another relevant reference rate plus a negotiated margin. At December 31, 2007, there was EUR 20,000 ($28,760) outstanding with an effective interest rate of 5.739%. The facility includes customary covenants.
     Principal maturities of existing long-term debt and amounts due on capital leases for the period set forth in the table below are as follows:

Twelve Months Ending December 31,	Total
2009	$266,505
2010	200,484
2011	1,310,673
2012	451
2013	414
Thereafter	460

Total principal maturities and amounts due on long term debt and capital obligations	$1,778,987
Premium on fixed rate bond (see (d) above)	2,705

Total long term debt and capital lease obligations	$1,781,692

(12) Accumulated Other Comprehensive Income
     Comprehensive income is defined as the total change in shareholders’ equity during the period other than from transactions with shareholders. For the Company, comprehensive income is comprised of net income, unrealized gains (losses) on securities classified for SFAS 115 purposes as “available for sale”, unrealized gains (losses) on pension and other post employment benefits and foreign currency translation adjustments.
     Accumulated other comprehensive income, as reflected on the balance sheet consists of the following:

	December 31,	December 31,
	2007	2006
Beginning Balance	$76,600	$(377)
Cumulative unrealized gain (loss) on marketable securities, net of tax benefit of $108	744	105
Cumulative net (loss) on derivative financial instruments designated as cash flow hedges, net of tax benefit of $6,448	(10,868)	—
Cumulative net unrealized gain on pension and other post employment benefits, net of tax of $304	667	22
Cumulative net unrealized gain on currency translation adjustments	210,730	76,850

Net unrecognized gain (loss)	201,273	76,977

Accumulated other comprehensive income	$277,873	$76,600

(13) Related-party Transactions
Dr. Bernard C. Sherman and Jack M. Kay
     The Company purchases bulk pharmaceutical materials and sells certain pharmaceutical products and bulk pharmaceutical materials to companies owned or controlled by Dr. Bernard C. Sherman. Dr. Sherman was a member of the Company’s Board of Directors until October 24, 2002 and is the principal stockholder of Sherman Delaware, Inc., which owned approximately 5% of the Company’s outstanding common stock at December 31, 2007.
     In addition, Jack M. Kay, a former member of the Board of Directors, is president of Apotex, Inc., one of the companies owned or controlled by Dr. Sherman. The Company entered into an agreement with Apotex, Inc. to share litigation and related costs in connection with the Company’s Fluoxetine (generic Prozac) patent challenge. Under this agreement certain costs were shown as a reduction to operating expenses while other costs were included as cost of sales. Separately, the Company receives a royalty on one of its products marketed and sold by Apotex, Inc. in Canada.
     In August 2007, upon approval from the Therapeutic Products Directorate of Health Canada, the Company received the first approval of a generic oral contraceptive for Canadian consumers. Under the terms of an agreement with Apotex, the Company will manufacture the product, Portia, and Apotex will market and sell the product in Canada. Apotex will pay the Company a royalty from those sales.
     In connection with the PLIVA acquisition, the FTC required Barr and PLIVA, as a condition to approving the acquisition, to divest certain products that the FTC viewed as overlapping and potentially anti-competitive if held within the combined company. Following this directive, the Company sold two of its products to Apotex, Inc. for $5,200.
     The table below sets forth information regarding transactions with companies owned or controlled by Dr. Sherman.

			Six-Months
	Year Ended		Ended
	December 31,	Transition	December 31,	Year Ended June 30,
	2007	Period	2005	2006	2005
			(unaudited)
Purchases from the Sherman Companies	$5,732	$3,916	$1,634	$4,931	$5,575

Sales to the Sherman Companies	$20,912	$6,915	$6,774	$15,802	$10,149

Recovery of shared litigation costs included in operating expenses	$665	$—	$—	$13	$77

Profit split (income) expense charged to cost of goods	$(1,239)	$(283)	$(333)	$(586)	$1,027

Alliance revenue	$666	$238	$349	$557	$216

     One member of the Company’s Board of Directors is a partner at a law firm utilized by the Company for certain patent and litigation services. Expenses related to these services were $ 0, $59, $346, $1,026 and $124 for the year ended December 31, 2007, the six-months ended December 31, 2006 and 2005 (unaudited), and the fiscal years ended June 30, 2006 and 2005, respectively. As of December 31, 2007 and 2006, amounts owed to the law firm totaled approximately $0 and $0, respectively.
     The Company has an equity investment in Medika d.d. and sells products to Medika primarily through its Generics segment. The following transactions were carried out with Medika d.d. for the twelve months ended December 31, 2007 and for the period from October 25, 2006 to December 31, 2006:

	Year Ended
	December 31,	Transition
Medika d.d.	2007	Period
Sales of goods and services:	$44,470	$6,532
Year-end receivables:	$25,899	$27,079
Purchases of goods and services:	$15	$5
Year-end liabilities:	$—	$1
(14) Income Taxes
     A summary of the components of income tax expense is as follows:

	Year End		Six-Months Ended
	December 31,	Transition	December 31,	Year Ended June 30,
	2007	Period	2005	2006	2005
			(unaudited)
Current:
Federal	$107,792	$63,000	$64,859	$135,362	$101,355
State	10,990	7,090	9,609	16,370	6,482
Foreign	17,202	(241)	—	—	—

	$135,984	$69,849	$74,468	$151,732	$107,837

Deferred:
Federal	$(9,863)	$(17,226)	$24,389	$30,780	$4,441
State	1,173	(1,531)	2,650	3,959	2,610
Foreign	(62,748)	(16,462)	—	—	—

	(71,438)	(35,219)	27,039	34,739	7,051

Total	$64,546	$34,630	$101,507	$186,471	$114,888

     The provision for income taxes differs from amounts computed by applying the statutory federal income tax rate to earnings before income taxes due to the following:

	Year Ended		Six-Months Ended
	December 31,	Transition	December 31,	Fiscal Year Ended June 30,
	2007	Period	2005	2006	2005
			(unaudited)
Federal income taxes at statutory rate	$72,743	$(106,498)	$97,872	$183,032	$115,457
State income taxes, net of federal income tax effect	7,922	3,369	7,968	14,099	9,092
Tax credits	(5,500)	(5,500)	(2,000)	(2,778)	(6,900)
Foreign tax rate differential	(3,372)	139,394	—	—	—
Domestic Manufacturers Deduction (IRC Section 199)	(3,840)	(1,110)	(1,957)	(3,661)	—
Tax-exempt income	(7,501)	(3,465)	(2,954)	(5,654)	(3,771)
Change in valuation allowance	—	5,353	—	—	—
Other, net	4,094	3,087	2,578	1,433	1,010

Total	$64,546	$34,630	$101,507	$186,471	$114,888

     During the three months ended September 30, 2007, the German government enacted new tax legislation reducing the statutory corporate tax rate from 39% to 30%, effective January 1, 2008. The change, included in the foreign tax rate differential, reduced the Company’s deferred tax liability and income tax provision by approximately $9,575 during the September quarter.
     Included in the Transition Period foreign tax rate differential is $80,624 related to the non-cash charge for the write-off of foreign in-process research and development arising from the acquisition of PLIVA.
     In accordance with APB 23, incremental taxes have not been provided on undistributed earnings of our international subsidiaries as it is our intention to permanently reinvest these earnings in the respective businesses. At December 31, 2007, the Company has not provided for U.S. or foreign income or withholding taxes that may be imposed on a distribution of such earnings. The amount of unremitted earnings and unrecognized deferred tax liabilities for temporary differences related to investments in these non-U.S. subsidiaries is not practicable to estimate.
     The temporary differences that give rise to deferred tax assets and liabilities as of December 31, 2007 and 2006 are as follows:

	December 31,	December 31,
	2007	2006
Deferred tax assets:
Net operating losses	$99,161	$70,386
Receivable reserves	39,155	47,189
Inventory	18,422	2,420
Warrants issued	12,250	13,997
Deferred revenue	24,024	14,043
Stock compensation	16,747	9,400
Investments	6,556	184
Restructuring reserve	7,671	9,408
Other	21,426	25,101

Total deferred tax assets	245,412	192,128

Deferred tax liabilities:
Plant and equipment	(69,374)	(61,784)
Intangibles/goodwill	(213,249)	(200,002)
Other	(4,205)	(4,444)

Total deferred tax liabilities	(286,828)	(266,230)
Less valuation allowance	(39,623)	(34,954)

Net deferred tax liability	$(81,039)	$(109,056)

     At December 31, 2007, the Company had cumulative regular U.S., state and foreign net operating loss carryforwards of approximately $51,456, $161,493 and $273,875, respectively, which will expire in the years 2009 to 2025. At December 31, 2006, as a result of certain acquisitions, the Company had cumulative regular U.S., state and foreign net operating loss carryforwards of approximately $94,209, $163,281 and $133,944, respectively, which will expire in the years 2007 to 2025. There is an annual limitation on the utilization of the U.S. net operating loss carryforward, which is calculated under Internal Revenue Code Section 382.
     The Company has established a valuation allowance to reduce the deferred tax asset recorded for certain net operating loss carryforwards because, based on available evidence, it is more-likely-than-not that the deferred tax asset will not be realized. The valuation allowance will be reduced when the Company determines that the deferred income tax assets are more likely than not to be realized. In 2007, the Company increased the valuation allowance by $4,669, net of decreases, primarily due to an increase in foreign deferred tax assets (principally net operating losses where realization is not more-likely-than-not) that was partially offset by a revaluation of domestic deferred tax assets, including net operating losses, of which $6,400 reduced goodwill. In 2006, in conjunction with the acquisition of PLIVA, the Company added $34,193 to the valuation allowance, primarily related to net operating loss carryforwards in various jurisdictions. Any portion of this valuation allowance for such deferred tax assets that are subsequently recognized will be allocated to reduce goodwill or other intangible assets.
     In June 2006, the FASB issued FIN No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes— an interpretation of FASB Statement 109. FIN 48 establishes a single model to address accounting for uncertain tax positions. On January 1, 2007, the Company adopted FIN 48 and, as a result, recorded a $4,500 increase in its net liability for unrecognized tax positions. The entire increase was recorded as an adjustment to the opening balance of goodwill relating to the PLIVA acquisition. The total amount of gross unrecognized tax benefits was $25,000 as of

January 1, 2007, and $25,700 as of December 31, 2007. Included in the balance at December 31, 2007 was $15,400 of tax positions that, if recognized, would positively affect the Company’s effective tax rate. The Company does not believe that the amount of the liability for unrecognized tax benefits will materially change during the next 52-week period.
     Upon adoption of FIN 48, the Company elected an accounting policy to classify accrued interest and related penalties relating to unrecognized tax benefits in interest expense. Previously, the Company’s policy was to classify interest and penalties in its income tax provision. The Company had $2,300 accrued for interest and penalties at December 31, 2007.
     Listed below is a reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2007:

Balance at January 1, 2007	$25,000
Additions based on tax positions related to current year	5,207
Additions for tax positions of prior years	2,452
Reductions for tax positions of prior years	(1,245)
Settlements	(6,254)
Increase/(decrease) related to foreign currency	540

Balance at December 31, 2007	$25,700

     The Company is currently being examined by the IRS for its December 31, 2006 and subsequent tax years. Prior periods have either been examined or are no longer subject to examination. Examinations in several state jurisdictions are currently in progress for tax years 2004 to 2006. The foreign jurisdictions with significant operations currently being examined are Croatia for 2004 and 2005 (tax years that remain subject to examination are 2003 and 2006) and Czech Republic for 2003 to 2005 (tax year that remains subject to examination is 2006). Although the Company’s operations in Germany, Poland and Hungary are not currently being examined, the tax years that remain subject to examination in Germany are 2004-2006, in Poland 2001-2006 and in Hungary 2002-2006.
(15) Stock-Based Compensation
     The Company adopted SFAS 123(R), effective July 1, 2005. SFAS 123(R) requires the recognition of the fair value of stock-based compensation in net earnings. The Company has four stock-based employee compensation plans, two stock-based non-employee director compensation plans and an employee stock purchase plan. Stock-based awards granted to date consist of stock options, stock-settled stock appreciation rights and the employee stock purchase plan. Stock options and stock-settled stock appreciation rights are granted to employees at exercise prices equal to the fair market value of the Company’s stock at the dates of grant. Generally, stock options and stock appreciation rights granted to employees fully vest ratably over the three years from the grant date and have a term of 10 years. Annual stock options granted to directors generally become exercisable on the date of the first annual shareholders’ meeting immediately following the date of grant. The Company recognizes stock-based compensation expense over the requisite service period of the individual grants, which generally equals the vesting period. The Company has issued and expects to continue to issue, new registered shares under Registration Statements on Form S-8 to satisfy option and stock appreciation right exercises.
     The Company elected to utilize the modified prospective transition method for adopting SFAS 123(R). Under this method, the provisions of SFAS 123(R) apply to all awards granted or modified after the date of adoption. In addition, the unrecognized expense of awards not yet vested at the date of adoption, determined under the original provisions of SFAS 123, are recognized in net earnings in the periods after the date of adoption.
     Prior to July 1, 2005, the Company accounted for these plans under the intrinsic value method described in APB Opinion 25 and related interpretations. The Company, applying the intrinsic value method, did not record stock-based compensation cost in net earnings because the exercise price of its stock options equaled the market price of the underlying stock on the measurement date.
     The Company recognized stock-based compensation expense for the year ended December 31, 2007 in the amount of $27,750. The Company also recorded related tax benefits for the year ended December 31, 2007 in the amount of $9,334. The effect on net income from recognizing stock-based compensation for the year ended December 31, 2007 was $18,416 or $0.17 per basic and diluted share.
     The Company recognized stock-based compensation expense for the six-month period ended December 31, 2006 in the amount of $13,926. The Company also recorded related tax benefits for the six-month period ended December 31, 2006 in the amount of $4,261. The effect on net income from recognizing stock-based compensation for the six-month period ended December 31, 2006 was $9,665, or $0.09 per basic and diluted share.
     The Company recognized stock-based compensation expense for the six months ended December 31, 2005 (unaudited) in the amount of $13,894, and recorded tax related benefits during the same period in the amount of $3,383. The effect on net income from recognizing stock-based compensation for the six-months ended December 31, 2006 was $10,511, or $0.10 per basic share and diluted share.
     The Company recognized stock-based compensation expense for fiscal 2006 in the amount of $27,092, and recorded related tax benefits during the same period in the amount of $7,320. The effect on net income from recognizing stock-based compensation for fiscal 2006 was $19,772, or $0.19 per basic share and $0.18 per diluted share.
     SFAS 123(R) requires the Company to present pro-forma information for periods prior to the adoption as if it had accounted for all stock-based compensation under the fair value method of that statement. For purposes of pro- forma disclosure, the estimated fair value of the awards at the date of grant is amortized to expense over the requisite service period, which generally equals the vesting period. The following table illustrates the effect on net earnings and earnings per share as if the Company had applied the fair value recognition provisions of SFAS 123(R) to its stock-based employee compensation for the period indicated:

Fiscal
Year Ended
(in thousands, expect per share data)	June 30, 2005
Net earnings, as reported	$214,988
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	20,178

Pro-forma net earnings	$194,810

Earnings per share:
Basic — as reported	$2.08

Basic — pro-forma	$1.89

Diluted — as reported	$2.03

Diluted — pro-forma	$1.84

     For all of the Company’s stock-based compensation plans, the fair value of each grant was estimated at the date of grant using the Black-Scholes option-pricing model. Black-Scholes utilizes assumptions related to volatility, the risk-free interest rate, the dividend yield (which is assumed to be zero, as the Company has not paid any cash dividends) and employee exercise behavior. Expected volatilities utilized in the model are based mainly on the historical volatility of the Company’s stock price and other factors. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect in the period of grant. The model incorporates exercise and post-vesting forfeiture assumptions based on an analysis of historical data. The expected life of the fiscal 2006 grants is derived from historical and other factors.

	Year ended		Fiscal Years Ended
	December 31,	Transition	June 30,
	2007	Period	2006	2005
Average expected term (years)	4.0	5.0	5.0	3.3
Weighted average risk-free interest rate	4.39%	5.09%	3.76%	2.40%
Dividend yield	0%	0%	0%	0%
Volatility	26.40%	32.12%	36.85%	48.22%
Weighted average grant date fair value	$14.49	$18.17	$18.57	$12.90
     As of December 31, 2007, the aggregate intrinsic value of awards outstanding and exercisable was $109,096 and $98,263, respectively. As of December 31, 2006, the aggregate intrinsic value of awards outstanding and exercisable was $123,479 and $107,399, respectively. As of December 31, 2005 (unaudited), the aggregate intrinsic value of awards outstanding and exercisable was $164,390 and $130,702. In addition, the aggregate intrinsic value of awards exercised during the year ended December 31, 2007 were $33,306, during the six-month period ended December 31, 2006 and 2005 (unaudited) were $6,573 and $67,216, respectively, and for the fiscal years ended June 30, 2006 and 2005 were $99,304 and $29,961, respectively. The total remaining unrecognized compensation cost related to unvested awards amounted to $38,713 at December 31, 2007 and is expected to be recognized over the next three years. The weighted average remaining requisite service period of the unvested awards was 22 months. The following is a summary of the total fair value of awards that vested during the periods set forth below:

Period	Vested Awards
Year ended December 31, 2007	$29,317
Six-month period ended December 31, 2006	$26,229
Six-month period ended December 31, 2005 (unaudited)	$23,922
Fiscal year ended June 30, 2006	$24,732
Fiscal year ended June 30, 2005	$22,647
  Employee Stock Compensation Plans
     The Company has four employee stock compensation plans: the Barr Pharmaceuticals, Inc. 2007 Stock and Incentive Award Plan (the “2007 Stock Plan”); the Barr Pharmaceuticals, Inc. 2002 Stock and Incentive Award Plan (the “2002 Stock Plan”); the Barr Pharmaceuticals, Inc. 1993 Stock Incentive Plan (the “1993 Stock Plan”); and the Barr Pharmaceuticals Inc. 1986 Option Plan (the “1986 Option Plan”), which were approved by the shareholders and which authorize the granting of options to officers and employees to purchase the Company’s common stock. These plans also authorize the granting of other awards based on Company common stock to officers and employees, including but not limited to stock appreciation rights, unrestricted stock, restricted stock, performance unit and performance share awards. On May 17, 2007, all shares available for grant under the 2002 Stock Plan were transferred to the 2007 Stock Plan and all subsequent grants have been made under the 2007 Stock Plan. On February 20, 2003, all shares available for grant in the 1993 Stock Plan were transferred to the 2002 Stock Plan and all subsequent grants were made under the 2002 Stock Plan until May 17, 2007. Effective June 30, 1996, options were no longer granted under the 1986 Option Plan. For the twelve months ended December 31, 2007, the six months ended December 31, 2006 and 2005 (unaudited) and fiscal 2006 and 2005, there were no options that expired under the 1986 Option Plan.
     Until fiscal 2006, all awards granted under the 1993 Stock Plan and the 2002 Stock Plan were either non-qualified stock options (“NQSOs”) or tax-qualified incentive stock options (“ISOs”). All options outstanding on October 24, 2001 became fully exercisable upon completion of the Duramed merger. Options granted after October 24, 2001 become fully exercisable over periods as short as one year and as long as five years from the date of grant, provided there is no interruption of the optionee’s employment, and subject to acceleration of exercisability in the event of the death of the optionee or a change in control as defined in the plan under which the options were granted. Options granted to date under the 1993 Stock Plan, the 2002 Stock Plan and the 2007 Stock Plan expire ten years after the date of grant except in case of earlier termination of employment, in which case the options generally expire on such termination or within defined periods of up to one year thereafter, depending on the circumstances of such termination, but in no event more than ten years after the date of grant.
     During fiscal 2006, the Company began to grant employees stock-settled stock appreciation rights (“SSARs”) rather than stock options, and to grant certain employees tax-qualified incentive stock options (“ISOs”) in tandem with alternative stock-settled SARs (“Tandem ISOs/SSARs”). Each Tandem ISO/SAR gives the employee the right to either exercise the ISO with respect to one share of stock or exercise the SSAR with respect to one share of stock, but not both. Employees must pay the option exercise price in order to exercise an ISO, but they do not pay any exercise price in order to exercise a SSAR. Upon exercise of a SSAR, the employee receives the appreciation on one share of Company common stock between the date of grant of the SSAR and the date of exercise of the SSAR. The appreciation is paid in the form of Company common stock valued at fair market value on the date of the SSAR exercise. Upon exercise of a stock option the Company receives proceeds equal to the exercise price per share for each option exercised. In contrast, the Company does not receive cash proceeds when a SSAR is exercised.
     In addition, the Company has options outstanding under the terms of various former Duramed plans. These include the 1986 Stock Option Plan (the “Duramed 1986 Plan”), the 1988 Stock Option Plan (the “1988 Plan”), the 1997 Stock Option Plan (the “1997 Plan”), and the 2000 Stock Option Plan (the “2000 Plan”). All outstanding options under the Duramed plans, with the exception of options held by certain senior executives of Duramed, became exercisable as of October 24, 2001, the effective date of the merger. Barr assumed such options under the same terms and conditions as were applicable under the Duramed stock option plans under which the options were granted. The number of options and related exercise prices have been adjusted to a Barr equivalent number of options and exercise price pursuant to the merger. Subsequent to October 24, 2001, additional options are no longer granted under these Duramed plans.
     As a result of the acquisition on October 24, 2006 of PLIVA, the employee base of the Company expanded more than four-fold to over 8,900 employees. Consistent with the Company’s intent to continue to make use of equity-based incentives to attract, retain and motivate qualified employees and officers for the Company and its affiliates, the Company’s stockholders approved the 2007 Stock Plan to provide for the issuance of up to an additional 5,500,000 shares of Common Stock.
     A summary of the option activity under the Company’s employee stock compensation plans as of December 31, 2007, and changes during the year then ended, the changes during the six-month period ended December 31, 2006 and the year ended June 30, 2006 is presented below:

			Weighted-
			Average
	Number of	Weighted-	Remaining	Aggregate
	Option/SARs	Average	Contractual	Intrinsic
	Awards	Exercise Price	Life	Value
Outstanding at June 30, 2005	8,221,058	$28.96
Granted	1,620,000	48.04
Forfeited	(138,019)	42.59
Exercised	(2,710,082)	22.21

Outstanding at June 30, 2006	6,992,957	$35.72	6.82	$87,667
Granted	1,601,500	48.81
Forfeited	(152,093)	43.11
Exercised	(241,761)	31.44

Outstanding at December 31, 2006	8,200,603	$38.27	6.94	$109,767
Granted	1,666,550	51.53
Forfeited	(357,728)	48.54
Exercised	(1,057,377)	28.42

Outstanding at December 31, 2007	8,452,048	$41.73	6.76	$100,561

Available for grant (25,567,188 authorized)	5,813,802
Exercisable as of December 31, 2007	5,412,715	$36.88	5.59	$89,729

Non-vested as of December 31, 2007	3,039,333	$50.37		$10,832

Expected to vest as of December 31, 2007	8,257,651	$36.88		$98,248

     Available for grant and authorized amounts are for the 2007 Stock Plan only, because as of May 17, 2007 employee stock options are no longer granted under the 2002 Stock Plan or any plan other than the 2007 Stock Plan.
Non-Employee Directors’ Stock Option Plans
     During fiscal year 1994, the shareholders approved the Barr Pharmaceuticals, Inc. 1993 Stock Option Plan for Non-Employee Directors (the “1993 Directors’ Plan”). On October 24, 2002, the shareholders approved the Barr Pharmaceuticals, Inc. 2002 Stock Option Plan for Non-Employee Directors (the “2002 Directors’ Plan”). On

February 20, 2003, all shares available for grant under the 1993 Directors’ Plan were transferred to the 2002 Directors’ Plan and all subsequent grants have been made under the 2002 Directors’ Plan.
     All options granted under the 1993 Directors’ Plan and the 2002 Directors’ Plan have ten-year terms and are exercisable at an option exercise price equal to the market price of the common stock on the date of grant. Options granted under the 2002 Directors’ Plan when a director is first elected to the Board of Directors generally become exercisable ratably on each of the first three annual shareholders’ meetings immediately following the date of grant of the options. Other options granted under the 1993 Directors’ Plan and the 2002 Directors’ Plan become exercisable on the date of the first annual shareholders’ meeting immediately following the date of grant of the option. Options become exercisable on the applicable date provided there has been no interruption of the optionee’s service on the Board of Directors before that date and subject to acceleration of exercisability in the event of the death of the optionee or a change in control as defined in the plan under which the option was granted.
     A summary of the option activity under the Company’s stock option plans for non-employee directors as of December 31, 2007, and changes during the year then ended, the changes during the six-month period ended December 31, 2006 and the year ended June 30, 2006 is presented below:

			Weighted-
			Average
		Weighted-	Remaining	Aggregate
	Number of	Average	Contractual	Intrinsic
	Options	Exercise Price	Life	Value
Outstanding at June 30, 2006	630,021	$25.68
Granted	60,000	57.35
Forfeited	—	—
Exercised	(37,368)	12.40

Outstanding at June 30, 2006	652,653	$29.35	5.21	$12,816
Granted	50,000	48.84
Forfeited	—	—
Exercised	(32,968)	5.11

Outstanding at December 31, 2006	669,685	$32.00	5.33	$13,410
Granted	25,000	54.25
Forfeited	(10,000)	57.35
Exercised	(187,498)	19.49

Outstanding at December 31, 2007	497,187	$37.33	5.42	$8,214

Available for Grant (2,798,438 authorized)	781,469
Exercisable at December 31, 2007	472,187	$36.43	5.21	$8,214

     Available for grant and authorized amounts are for the 2002 Directors’ Plan only, because as of June 30, 2003, options are no longer granted to non-employee directors under the 1993 Directors’ Plan or any plan other than the 2002 Directors’ Plan.
     PLIVA Stock Based Compensation Plans
     The Company assumed certain stock compensation plans in relation to its acquisition of PLIVA. PLIVA has two stock option plans (settled in PLIVA equity shares), one for its key employees and the other for management board members, and two cash settled stock appreciation rights plans, one for its key employees and the other for management board members.
     For the period from January 1, 2007 to December 31, 2007, the Company did not recognize any expense for stock-based compensation under these PLIVA plans as all remaining unrecognized expense of stock-based awards was accelerated at the change of control date at which time the stock appreciation rights and options became fully vested. There were no additional grants during this period nor were any previous grants modified. As of December 31, 2007, there were no outstanding stock options under this plan.

Employee Stock Purchase Plan
     In accordance with the Company’s 1993 Employee Stock Purchase Plan (the “Purchase Plan”) employees are offered an inducement to acquire an ownership interest in the Company. The Purchase Plan permits eligible employees to purchase, through regular payroll deductions, an aggregate of 1,518,750 shares of common stock. Shares are offered for purchase under the Purchase Plan in offering periods generally of six months’ duration, at a purchase price equal to 85% of the fair market value of such shares at the beginning of the offering period or at the end of the offering period, whichever is lower. In November 2005, the Board of Directors adopted an amendment to the Purchase Plan to increase the number of shares by 1,000,000 bringing the aggregate number of shares of Common Stock, which may be purchased by employees under the Purchase Plan to 2,518,750. Under the Purchase Plan, 119,950 shares of common stock were purchased during the year ended December 31, 2007, 53,744 shares of common stock were purchased during the six-months ended December 31, 2006, and 98,075 and 159,620 shares of common stock were purchased during the years ended June 30, 2006 and 2005, respectively.
     Warrants
     During 1999, in conjunction with an amendment to a financing agreement, the Company granted to a bank warrants to purchase 63,410 shares of the Company’s common stock at an exercise price of $22.19. These warrants vested immediately. In December 1999, the financing agreement was amended to reset the exercise price of 50% of the warrants to $15.62 per share. During 2000, based on an antidilutive clause in the agreement, the number of warrants was adjusted to 66,340. The price of 33,426 warrants was adjusted to $21.05 and the remaining 32,918 warrants were repriced to $15.03. In November 2001 and January 2002 a total of 57,294 of the warrants were exercised. As of December 31, 2007, warrants for 9,046 shares were outstanding and remain exercisable until July 2009.
(16) Savings and Retirement
     The Company provides a number of defined contribution plans to its employees. Additionally, in connection with the acquisition of PLIVA, the Company assumed and maintains certain pension and other post employment benefit plans, which include defined pension benefit obligations of $12,081 and other post employment benefit obligations of $822. Both plans were unfunded at the time of acquisition.
     Defined Benefit Pension Plan and Other Post Employment Benefits
     The Company has a defined benefit plan in Germany and a benefit plan for disability and other post employment benefits in Poland. Eligibility for participation in these plans is based on completion of a specified period of continuous service or date of hire. Benefits are generally based on the employees’ years of credited service and average compensation in the years preceding retirement. The defined benefit plan and other post employment benefit plans were unfunded at December 31, 2007 and 2006. The Company recognizes the funded status of each defined benefit plan and other post-retirement plans on the balance sheet. The measurement date for the Company’s pension plan is December 31.

     Of the total $12,903 recorded as unfunded pension and post employment liability at December 31, 2007, $162 is current and $12,741 is non-current. The Company has recorded a deferred tax asset of $304 relating to the $1,012 balance held in accumulated other comprehensive income.
     Net defined benefit plan gains currently included in accumulated other comprehensive income of $0 are expected to be recognized as a component of net periodic benefit cost during 2008.
     The Company recognized the following amounts for its defined benefit pension plan and post employment benefits on the December 31, 2007 and 2006 balance sheet:

	Year Ended		Transition
	December 31, 2007		Period
		Post		Post
	Pension	Employment	Pension	Employment
Changes in benefit obligations:	Benefits	Benefits	Benefits	Benefits
Benefit obligations at beginning of year	$11,101	$552	$—	$—
Benefit obligations assumed from PLIVA	—	—	10,517	518
Service costs	235	38	42	6
Interest cost	518	30	92	3
Actuarial gains	(905)	72	(33)	—
Benefits paid	(208)	—	(49)	(5)
Exchange rate changes	1,265	122	508	30
Deferred compensation	75	8	24	—

Benefit obligations at end of year	$12,081	$822	$11,101	$552

Fair value of plan assets at end of year	$—	$—	$—	$—

Funded status of the plan at end of year	$(12,081)	$(822)	$(11,101)	$(552)

Amounts recognized in accumulated other comprenhesive income (loss) consists of:
Net gain	$(1,012)	$—	$(33)	$—
Total amount recognized	$(1,012)	$—	$(33)	$—

Plans with underfunded or non-funded accumulated benefit obligation:
Projected benefit obligation	$12,081	$822	$11,101	$552
Accumulated benefit obligation	$12,081	$822	$11,101	$552
     Components of Net Periodic Benefit Expense
     The net periodic benefit expense during the year ended December 31, 2007 and the six-month period ended December 31, 2006 consists of the following components:

	Year Ended		Transition
	December 31, 2007		Period
		Post		Post
	Pension	Employment	Pension	Employment
	Benefits	Benefits	Benefits	Benefits
Service cost	$235	$38	$42	$6
Interest cost on benefit obligations	518	30	92	3

Subtotal	753	68	134	9
Deferred compensation	75	8	24	—

Total net periodic benefit cost	$828	$76	$158	$9

     Key Assumptions
     The principal actuarial weighted average assumptions used to determine net periodic benefit cost during the year ended December 31, 2007 and the six-month period ended December 31, 2006 are as follows:

	Year Ended		Transition
	December 31, 2007		Period
		Post		Post
	Pension	Employment	Pension	Employment
	Benefits	Benefits	Benefits	Benefits
Discount rate	5.25%	5.5%	4.50%	4.98/3.76%
Future salary increase	2.75%	N/A	2.75%	N/A
Future pension increase	2.00%	N/A	1.25%	N/A
     Discount rates are based on the market yields of high-quality corporate bonds in the respective country.
     Benefit Payments
     The expected future cash flows to be paid by the Company in respect to the defined benefit pension plan and post-employment plans at December 31, 2007 were as follows.

Expected Future	Pension	Employment
Benefit Payments	Benefits	Benefits
2008	$345	$163
2009	359	55
2010	479	81
2011	486	43
2012	494	30
2013-17	2,773	555
     The expected contribution to the defined benefit pension plan and post-employment plans for 2008 is $345, equal to the expected benefit payments as both plans are unfunded.
Defined Contribution Plans
     The Company’s defined contribution plans generally establish amounts to be paid by the Company on behalf of the employees and in certain situations the opportunity for employees to contribute in accordance with the specified plan guidelines. Qualifying employees are eligible for participation based on the specific guidelines in the respective countries. Where allowed by the plan, voluntary contributions by employees are typically limited to a monetary threshold.
     In the United States the Company has a savings and retirement plan (the “401(k) Plan”) which is intended to qualify under Section 401(k) of the Internal Revenue Code. Employees are eligible to participate in the 401(k) Plan on the first of the month following their date of hire. Participating employees may contribute up to a maximum of 60% of their pre-tax earnings, subject to applicable Internal Revenue Code limits, including an annual limit on pre-tax contributions of $15,500 in 2007 ($20,500 in the case of participants age 50 or above). The Company is required, pursuant to the terms of its collective bargaining agreement, to provide to union employees covered by such agreements a minimum matching contribution of 100% of the first 2% of pre or post tax employee contributions to the 401(k) Plan. The Company may, at its discretion, make matching employer contributions equal to a percentage of the amount contributed by an employee to the 401(k) Plan up to a 10% maximum of such employee’s compensation. For the year ended December 31, 2007, the six-month period ended December 31, 2006 and 2005 (unaudited), and fiscal years ended June 30, 2006 and 2005, the Company chose to make matching employer contributions of 100% of the first 10% of pre or post tax employee contributions to the 401(k) Plan (pre-tax “catch-up” contributions available to participants age 50 and above were not matched). Participants are always fully vested with respect to their own contributions and any investment return thereon. Participants become fully vested in the Company’s contributions and related earnings at 20% each full year of employment until 100% vested after five full years of employment.
     The Company’s contributions to the 401(k) Plans and other defined contribution plans were $11,188 for the year ended December 31, 2007, $5,260 and $4,102 for the six-month period ended December 31, 2006 and 2005 (unaudited), respectively, and $9,089 and $7,650 for the fiscal years ended June 30, 2006 and 2005, respectively.
     The Company has a non-qualified plan (“Excess Plan”) that enables certain executives whose contributions to the 401(k) Plan are limited by the Internal Revenue Code to defer amounts under the Excess Plan that they are unable to contribute to the 401(k) Plan as a result of the Internal Revenue Code limits. The Company credits the executives with the matching employer contributions they would have received under the 401(k) Plan if the Internal Revenue Code limits did not prevent them from contributing the amounts deferred under the Excess Plan to the 401(k) Plan. As of December 31, 2007 and 2006, the Company had an asset and matching liability for the Excess Plan of $10,653 and $9,565, respectively. The Company made contributions of $675, $636, $561, $667 and $556 during the year ended December 31, 2007, the six-month period ended December 31, 2006 and 2005 (unaudited), and fiscal years ended June 30, 2006 and 2005, respectively.
     In October 2003, the Board of Directors approved the Barr Pharmaceuticals, Inc. Non-Qualified Deferred Compensation Plan (the “Plan”). The Plan provides for executives whose contributions to the 401(k) Plan are limited by the Internal Revenue Code with the opportunity to defer, in whole or in part, the portion of their salary or bonus for a particular calendar year that they are unable to defer through the 401(k) Plan or the Excess Plan. As of December 31, 2007 and 2006, the Company had an asset and matching liability for the Plan of $1,106 and $728, respectively. The Company made contributions of $13, $14, $15, $15 and $15 during the year ended December 31, 2007, the six-month period ended December 31, 2006 and 2005 (unaudited), and fiscal years ended June 30, 2006 and 2005, respectively.

(17) Other Income (Expense), net
     A summary of other income (expense), net is as follows:

	Year Ended		Six-Months Ended
	December 31,	Transition	December 31,	Year Ended June 30,
	2007	Period	2005	2006	2005
			(unaudited)
Net foreign exchange gain	$10,618	$2,943	$—	$—	$—
Distribution upon insurance termination	3,219	—	—	—	—
Gain (loss) in venture funds	1,178	(384)	(283)	5,223	(796)
Proceeds from insurance settlement	—	—	—	—	4,600
Gain on treasury lock derivatives	3,515	(75,554)	—	10,300	—
Other income (expense)	2,183	51	(310)	1,645	59

Total other income (expense), net	$20,713	$(72,944)	$(593)	$17,168	$3,863

     During the six-month period ended December 31, 2006, the Company sold a currency option, which it had previously purchased to hedge its foreign exchange risk related to its acquisition of PLIVA, in a series of transactions for an aggregate amount of $12,554 in cash, resulting in a loss of $46,646 recorded as other expense. Also during the six-month period ended December 31, 2006, the Company entered into forward exchange contracts in order to hedge its foreign exchange risk related to the PLIVA transaction, and to secure the necessary currency needed to finalize the PLIVA transaction. These contracts were settled and are no longer outstanding. A loss of $22,695 was recorded as other expense.
(18) Restructuring Charges
     Management’s plans for the restructuring of the Company’s operations as a result of its acquisition of PLIVA are completed. As of December 31, 2007, certain elements of the plan have been recorded as a cost of the acquisition.
     Through December 31, 2007, the Company has recorded restructuring costs primarily associated with severance costs and the costs of vacating certain duplicative PLIVA facilities in the U.S. Certain of these costs were recognized as liabilities assumed in the acquisition. The components of the restructuring costs capitalized as a cost of the acquisition are as follows and are included in the generic pharmaceuticals segment:

	December 31,			December 31,
	2006	Payments	Additions	2007
Involuntary termination of PLIVA employees	$8,277	$7,266	$328	$1,339
Lease termination costs	10,201	177	—	10,024

	$18,478	$7,443	$328	$11,363

     Lease termination costs represent costs incurred to exit duplicative activities of PLIVA. Severance includes accrued severance benefits and costs associated with change-in-control provisions of certain PLIVA employment contracts.
     In addition, in connection with its restructuring of PLIVA’s U.S. operations, the Company incurred $8,237 of severance and retention bonus expense in the year ended December 31, 2007. Cost of sales and selling, general and administrative were charged $7,005 and $1,232, respectively, for these expenses.

(19) Commitments and Contingencies
Leases
     The Company is party to various leases that relate to the rental of office facilities and equipment. The Company believes it will be able to extend its material leases, if necessary. The table below shows the future minimum rental payments, exclusive of taxes, insurance and other costs under non-cancelable long-term lease commitments as of December 31, 2007:

	Years Ended December 31,
	2008	2009	2010	2011	2012	Thereafter
Operating leases	$16,994	$15,094	$13,579	$11,830	$10,651	$34,352
Capital leases	910	622	266	260	267	163

Minimum lease payments	$17,904	$15,716	$13,845	$12,090	$10,918	$34,515

     Rent expense was $17,889 for the year ended December 31, 2007, $4,266 and $1,686 for the six-months ended December 31, 2006 and 2005 (unaudited), respectively, and $3,698 and $4,305 for the fiscal years ended June 30, 2006 and 2005, respectively.
     Capital commitments
     The purchase obligations for property, plant and equipment, inventory and intangible assets as contracted with suppliers but not delivered at December 31, 2007 are approximately $122,800.
Investment in Venture Funds
     During the second quarter of fiscal 2004, the Company made investments, as a limited partner, in two separate venture capital funds as part of its continuing efforts to identify new products, technologies and licensing opportunities. The Company has committed up to a total of $15,000 for each of these funds over five- and 10-year periods, as defined by each fund. During the year ended December 31, 2007, the Company made an additional investment of $1,500 into these funds. During the six-months ended December 31, 2006 the Company did not make any additional investments in these funds. As of June 30, 2006 and June 30, 2005, the Company had invested $6,550 and $5,941, respectively, in these funds. The Company accounts for these investments using the equity method of accounting.
Employment Agreements
     The Company has entered into employment agreements with certain key employees. The current terms of these agreements expire at various dates, subject to certain renewal provisions.
Product Liability Insurance
     The Company’s insurance coverage at any given time reflects market conditions, including cost and availability, existing at the time it is written, and the decision to obtain insurance coverage or to self-insure varies accordingly. If the Company were to incur substantial liabilities that are not covered by insurance or that substantially exceed coverage levels or accruals for probable losses, there could be a material adverse effect on our financial statements in a particular period.
     The Company maintains third-party insurance that provides coverage, a portion of which is subject to specified co-insurance requirements, for the cost of product liability claims arising during the current policy period, which began on October 1, 2007 and ends on September 30, 2008, up to an aggregate amount of $75,000. For claims related to products distributed in North America, the Company has retained liability for the first $25,000 of costs incurred while claims related to products distributed outside of North America are subject to per claim and aggregate retentions of $1,000 and $5,000, respectively.

     In addition to the above programs, the Company also has obtained extended reporting periods under previous policies for certain claims asserted during the current policy period where those claims relate to remote and prior occurrences. The applicable retentions and dates of occurrence under the previous policies vary by policy.
     The Company has been incurring significant legal costs associated with its hormone therapy litigation (see below). To date, the majority of these costs have been covered under an extended reporting period policy that provides up to $30,000 of coverage for defense costs and an additional $30,000 of coverage for defense costs and indemnity payments. As of December 31, 2007, there was approximately $47,000 of combined coverage remaining under these policy limits. Once the coverage from this extended reporting period policy has been exhausted, future legal and settlement costs will be covered by a combination of retained liabilities and other third-party insurance layers.
Indemnity Provisions
     From time-to-time, in the normal course of business, the Company agrees to indemnify its suppliers, customers and employees concerning product liability and other matters. For certain product liability matters, the Company has incurred legal defense costs on behalf of certain of its customers under these agreements. No amounts have been recorded in the financial statements for probable losses with respect to the Company’s obligations under such agreements.
     In September 2001, Barr filed an ANDA for the generic version of Sanofi-Aventis’ Allegra® tablets. Sanofi-Aventis has filed a lawsuit against Barr claiming patent infringement. A trial date for the patent litigation has not been scheduled. In June 2005, the Company entered into an agreement with Teva Pharmaceuticals USA, Inc. which allowed Teva to manufacture and launch Teva’s generic version of Allegra during the Company’s 180-day exclusivity period, in exchange for Teva’s obligation to pay the Company a specified percentage of Teva’s operating profit, as defined, earned on sales of the product. The agreement between Barr and Teva also provides that each company will indemnify the other for a portion of any patent infringement damages they might incur, so that the parties will share any such damage liability in proportion to their respective share of Teva’s operating profit of generic Allegra.
     On September 1, 2005, Teva launched its generic version of Allegra. The Company, in accordance with FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others recorded a liability of $4,057 to reflect the fair value of the indemnification obligation it has undertaken.
Litigation Settlement
     On October 22, 1999, the Company entered into a settlement agreement with Schein Pharmaceutical, Inc. (now part of Watson Pharmaceuticals, Inc.) relating to a 1992 agreement regarding the pursuit of a generic conjugated estrogens product. Under the terms of the settlement, Schein relinquished any claim to rights in Cenestin in exchange for a payment of $15,000 made to Schein in 1999. An additional $15,000 payment is required under the terms of the settlement if Cenestin achieves total profits, as defined, of greater than $100,000 over any rolling five-year period prior to October 22, 2014. The Company believes that it is probable that this payment will be earned at some point during the next two years, most likely during 2008. As a result, the Company has recorded a contingent liability as of December 31, 2007 in the amount of $13,723, representing an estimated pro-rata amount of the liability incurred as of December 31, 2007.
Litigation Matters
     The Company is involved in various legal proceedings incidental to its business, including product liability, intellectual property and other commercial litigation and antitrust actions. The Company records accruals for such contingencies to the extent that it concludes a loss is probable and the amount can be reasonably estimated. Additionally, the Company records insurance receivable amounts from third party insurers when appropriate.
     Many claims involve highly complex issues relating to patent rights, causation, label warnings, scientific evidence and other matters. Often these issues are subject to substantial uncertainties and therefore, the probability of loss and an estimate of the amount of the loss are difficult to determine. The Company’s assessments are based on estimates that it, in consultation with outside advisors, believe are reasonable. Although the Company believes it has substantial defenses in these matters, litigation is inherently unpredictable. Consequently, the Company could in the future incur judgments or enter into settlements that could have a material adverse effect on its results of operations, cash flows or financial condition in a particular period.
     Summarized below are the more significant matters pending to which we are a party. As of December 31, 2007, our reserve for the liability associated with claims or related defense costs for these matters is not material.
     Patent Matters
     Fexofenadine Hydrochloride Suit
     In June 2001, the Company filed an ANDA seeking approval from the FDA to market fexofenadine hydrochloride tablets in 30 mg, 60 mg and 180 mg strengths, the generic equivalent of Sanofi-Aventis’ Allegra tablet products for allergy relief. The Company notified Sanofi-Aventis pursuant to the provisions of the Hatch-Waxman Act and, in September 2001, Sanofi-Aventis filed a patent infringement action in the U.S. District Court for the District of New Jersey — Newark Division, seeking to prevent the Company from marketing this product until after the expiration of various U.S. patents, the last of which is alleged to expire in 2017.
     After the filing of the Company’s ANDA, Sanofi-Aventis listed an additional patent on Allegra in the Orange Book. The Company filed appropriate amendments to its ANDAs to address the newly listed patent and, in November 2002, notified Merrell Pharmaceuticals, Inc., the patent holder, and Sanofi-Aventis pursuant to the provisions of the Hatch-Waxman Act. Sanofi-Aventis filed an amended complaint in November 2002 claiming that the Company’s ANDA infringes the newly listed patent.
     On March 5, 2004, Sanofi-Aventis and AMR Technology, Inc., the holder of certain patents licensed to Sanofi-Aventis, filed an additional patent infringement action in the U.S. District Court for the District of New Jersey — Newark Division, based on two patents that are not listed in the Orange Book.
     In June 2004, the court granted the Company summary judgment of non-infringement as to two patents. On March 31, 2005, the court granted the Company summary judgment of invalidity as to a third patent. Discovery is proceeding on the five remaining patents at issue in the case. No trial date has been scheduled.
     On August 31, 2005, the Company received final FDA approval for its fexofenadine tablet products. As referenced above, pursuant to the agreement between the Company and Teva, the Company selectively waived its 180 days of generic exclusivity in favor of Teva, and Teva launched its generic product on September 1, 2005.
     On September 21, 2005, Sanofi-Aventis filed a motion for a preliminary injunction or expedited trial. The motion asked the court to enjoin the Company and Teva from marketing their generic versions of Allegra tablets, 30 mg, 60 mg and 180 mg, or to expedite the trial in the case. The motion also asked the court to enjoin Ranbaxy Laboratories, Ltd. and Amino Chemicals, Ltd. from the commercial production of generic fexofenadine raw material. The preliminary injunction hearing concluded on November 3, 2005. On January 30, 2006, the Court denied the motion by Sanofi-Aventis for a preliminary injunction or expedited trial. Sanofi-Aventis appealed the Court’s denial of its motion to the United States Court of Appeals for the Federal Circuit. On November 8, 2006, the Federal Circuit affirmed the District Court’s denial of the motion for preliminary injunction.
     On May 8, 2006, Sanofi-Aventis and AMR Technology, Inc. served a Second Amended and Supplemental Complaint based on U.S. Patent Nos. 5,581,011 and 5,750,703 (collectively, “the API patents”), asserting claims against the Company for infringement of the API (active pharmaceutical ingredient) patents based on the sale of the Company’s fexofenadine product and for inducement of infringement of the API patents based on the sale of Teva’s fexofenadine product. On June 22, 2006, the Company answered the complaint, denied the allegations, and asserted counterclaims for declaratory judgment that the asserted patents are invalid and/or not infringed and for damages for violations of the Sherman Act, 15 U.S.C. §§ 1.2.
     On November 14, 2006, Sanofi-Aventis sued the Company and Teva in the U.S. District Court for the Eastern District of Texas, alleging that Teva’s fexofenadine hydrochloride tablets infringe a patent directed to a certain crystal form of fexofenadine hydrochloride, and that the Company induced Teva’s allegedly infringing sales. On November 21, 2006, Sanofi-Aventis filed an amended complaint in the same court, asserting that the Company’s fexofenadine hydrochloride tablets infringe a different patent directed to a different crystal form of fexofenadine hydrochloride. On January 12, 2007, the Company moved to dismiss the suit against Barr Pharmaceuticals, answered the complaint on behalf of Barr Laboratories, denied the allegations against it, and moved to transfer the action to the U.S. District Court for New Jersey. On September 27, 2007, the U.S. District Court for the Eastern District of Texas granted the Company’s motion to transfer the case to the U.S. District for New Jersey and denied Barr Pharmaceutical, Inc.’s motion to dismiss as moot.
     Sanofi-Aventis also has brought a patent infringement suit against Teva in Israel, seeking to have Teva enjoined from manufacturing generic versions of Allegra tablets and seeking damages.
     If the Company and/or Teva are unsuccessful in the Allegra litigation, the Company potentially could be liable for a portion of Sanofi-Aventis’ lost profits on the sale of Allegra, which could potentially exceed the Company’s profits earned from its arrangement with Teva on generic Allegra.
     Product Liability Matters
     Hormone Therapy Litigation
     The Company has been named as a defendant in approximately 5,080 personal injury product liability cases brought against the Company and other manufacturers by plaintiffs claiming that they suffered injuries resulting from the use of certain estrogen and progestin medications prescribed to treat the symptoms of menopause. The cases against the Company involve our Cenestin products and/or the use of the Company’s medroxyprogesterone acetate product, which typically has been prescribed for use in conjunction with Premarin or other hormone therapy products. All of these products remain approved by the FDA and continue to be marketed and sold to customers. While the Company has been named as a defendant in these cases, fewer than a third of the complaints actually allege the plaintiffs took a product manufactured by the Company, and the Company’s experience to date suggests that, even in these cases, a high percentage of the plaintiffs will be unable to demonstrate actual use of a Company product. For that reason, approximately 4,624 of such cases have been dismissed (leaving approximately 456 pending) and, based on discussions with the Company’s outside counsel, more are expected to be dismissed.
     The Company believes it has viable defenses to the allegations in the complaints and is defending the actions vigorously.
     Antitrust Matters
     Ciprofloxacin (Cipro®) Antitrust Class Actions
     The Company has been named as a co-defendant with Bayer Corporation, The Rugby Group, Inc. and others in approximately 38 class action complaints filed in state and federal courts by direct and indirect purchasers of Ciprofloxacin (Cipro) from 1997 to the present. The complaints allege that the 1997 Bayer-Barr patent litigation settlement agreement was anti-competitive and violated federal antitrust laws and/or state antitrust and consumer protection laws. A prior investigation of this agreement by the Texas Attorney General’s Office on behalf of a group of state Attorneys General was closed without further action in December 2001.
     The lawsuits include nine consolidated in California state court, one in Kansas state court, one in Wisconsin state court, one in Florida state court, and two consolidated in New York state court, with the remainder of the actions pending in the U.S. District Court for the Eastern District of New York for coordinated or consolidated pre-trial proceedings (the “MDL Case”). On March 31, 2005, the Court in the MDL Case granted summary judgment in the Company’s favor and dismissed all of the federal actions before it. On June 7, 2005, plaintiffs filed notices of appeal to the U.S. Court of Appeals for the Second Circuit. On November 2, 2007, the Company and the other defendants filed a motion for summary affirmance, based on the Second Circuit’s decision in the Company’s favor in the Tamoxifen antitrust case. On November 7, 2007, the Second Circuit transferred the appeal involving certain parties to the United States Court of Appeals for the Federal Circuit, while retaining jurisdiction over the appeals of the other parties in the case. Briefing on the merits is now proceeding in the Federal Circuit. Merits briefing has not been scheduled or commenced in the Second Circuit, pending a ruling on the defendants’ motion for summary affirmance.
     On September 19, 2003, the Circuit Court for the County of Milwaukee dismissed the Wisconsin state class action for failure to state a claim for relief under Wisconsin law. The Court of Appeals reinstated the complaint on

May 9, 2006 and the Wisconsin Supreme Court affirmed that decision on July 13, 2007, while not addressing the underlying merits of the plaintiffs’ case. The matter was returned to the trial court for further proceedings, and the trial court has stayed the case.
     On October 17, 2003, the Supreme Court of the State of New York for New York County dismissed the consolidated New York state class action for failure to state a claim upon which relief could be granted and denied the plaintiffs’ motion for class certification. An intermediate appellate court affirmed that decision, and plaintiffs have sought leave to appeal to the New York Court of Appeals.
     On April 13, 2005, the Superior Court of San Diego, California ordered a stay of the California state class actions until after the resolution of any appeal in the MDL Case. Plaintiffs have moved to lift the stay. The court has not ruled on the motion but has scheduled a further status hearing for March 7, 2008.
     On April 22, 2005, the District Court of Johnson County, Kansas similarly stayed the action before it, until after any appeal in the MDL Case.
     The Florida state class action remains at a very early stage, with no status hearings, dispositive motions, pre-trial schedules, or a trial date set as of yet.
     The Company believes that its agreement with Bayer Corporation reflects a valid settlement to a patent suit and cannot form the basis of an antitrust claim. Based on this belief, the Company is vigorously defending itself in these matters.
     Ovcon Antitrust Proceedings
     The Company has entered into settlements with the FTC, the State Attorneys General (as described below) and the class representatives of the indirect purchasers. Only the claims of the direct purchasers remain active in the litigation.
     Under the FTC settlement, the FTC agreed to dismiss its case against the Company, and the Company agreed to refrain from entering into exclusive supply agreements in certain non-patent challenge situations where the Company is an ANDA holder and the party being supplied is the NDA holder. The settlement was entered and the FTC’s lawsuit against the Company was dismissed with prejudice on November 27, 2007.
     Under the State Attorneys General Settlement, the states agreed to dismiss their claims against the Company in exchange for a cash payment of $5,900 and commitments by the Company not to engage in certain future conduct similar to the commitments contained in the FTC settlement. The State Attorneys General Settlement was finalized on February 25, 2008.
     In the actions brought on behalf of the indirect purchasers, the Company reached court-approved settlements with the class representatives of the certified class of indirect purchasers on behalf of the class. The settlements require the Company to pay $1,750 to funds established by plaintiffs’ counsel and to donate branded drug products to, among others, charitable organizations and university health centers.
     In the actions brought on behalf of the direct purchasers, on October 22, 2007, the Court granted plaintiffs’ motion to certify a class on behalf of all entities that purchased Ovcon-35 directly from Warner Chilcott (or its affiliated companies) from April 22, 2004.
     In November, 2007, the Company and the direct purchasers filed cross motions for summary judgment. No ruling has been made on the motions and no trial date has been set.
     During 2007, the Company recorded charges in the amount of $15,250 related to these and other settlement offers in the Ovcon litigation.

     Provigil Antitrust Proceedings
     To date, the Company has been named as a co-defendant with Cephalon, Inc., Mylan Laboratories, Inc., Teva Pharmaceutical Industries, Ltd., Teva Pharmaceuticals USA, Inc., Ranbaxy Laboratories, Ltd., and Ranbaxy Pharmaceuticals, Inc. (the “Provigil Defendants”) in ten separate complaints filed in the U.S. District Court for the Eastern District of Pennsylvania. These actions allege, among other things, that the agreements between Cephalon and the other individual Provigil Defendants to settle patent litigation relating to Provigil® constitute an unfair method of competition, are anticompetitive and restrain trade in the market for Provigil and its generic equivalents in violation of the antitrust laws. These cases remain at a very early stage and no trial dates have been set.
     The Company was also named as a co-defendant with the Provigil Defendants in an action filed in the U.S. District Court for the Eastern District of Pennsylvania by Apotex, Inc. The lawsuit alleges, among other things, that Apotex sought to market its own generic version of Provigil and that the settlement agreements entered into between Cephalon and the other individual Provigil Defendants constituted an unfair method of competition, are anticompetitive and restrain trade in the market for Provigil and its generic equivalents in violation of the antitrust laws. The Provigil Defendants have filed motions to dismiss, and briefing has taken place with respect to these motions.
     The Company believes that it has not engaged in any improper conduct and is vigorously defending these matters.
     Medicaid Reimbursement Cases
     The Company, along with numerous other pharmaceutical companies, have been named as a defendant in separate actions brought by the states of Alabama, Alaska, Hawaii, Idaho, Illinois, Iowa, Kentucky, Massachusetts, Mississippi, South Carolina and Utah, the City of New York, and numerous counties in New York. In each of these matters, the plaintiffs seek to recover damages and other relief for alleged overcharges for prescription medications paid for or reimbursed by their respective Medicaid programs, with some states also pursuing similar allegations based on the reimbursement of drugs under Medicare Part B or the purchase of drugs by a state health plan (for example, South Carolina).
     In the Massachusetts case, the parties reached a settlement under which the Company denied any wrongdoing and the case was dismissed on October 9, 2007.
     The Iowa and New York cases, with the exception of the actions filed by Erie, Oswego, and Schenectady Counties in New York, are currently pending in the U.S. District Court for the District of Massachusetts. In the Iowa case, briefing on the defendants’ motions to dismiss is underway. In the consolidated New York cases, discovery is underway, but no trial dates have been set. The Erie, Oswego, and Schenectady County cases were filed in state courts in New York, again with no trial dates set.
     The Alabama, Illinois, and Kentucky cases were filed in state courts, removed to federal court, and then remanded back to their respective state courts. Discovery is underway. The Alabama trial court has completed the trial of a different defendant, with the remaining defendants to be tried thereafter but with the sequencing not yet known. The Kentucky trial court has scheduled the first trial to begin next year on May 19, 2009, but has not yet determined which defendant(s) will be tried.
     The State of Mississippi case was filed in Mississippi state court on October 25, 2005 Discovery was underway, but that case, along with the Illinois case and the actions brought by Erie, Oswego, and Schenectady Counties in New York, were removed to federal court on the motion of a co-defendant. Remand motions were granted on September 17, 2007, and thus the cases have returned to their respective state courts of origin, again with no trial dates set.
     The State of Hawaii case was filed in state court in Hawaii on April 26, 2007 removed to the United States District Court for the District of Hawaii, and remanded to state court. Discovery is underway. No trial date has been set.
     The State of Alaska case was filed in state court in Alaska on October 6, 2006. Discovery is underway. No trial date has been set.
     The State of South Carolina cases consist of two complaints, one brought on behalf of the South Carolina Medicaid Agency and the other brought on behalf of the South Carolina State Health Plan. Both cases were filed in state court in South Carolina on January 16, 2007. Briefing on the defendants’ motions to dismiss is underway. No trial date has been set.
     The State of Idaho case was filed in state court in Idaho on January 26, 2007. Discovery is underway. No trial date has been set. The State of Utah case was filed in state court in Utah on September 21, 2007. Defendants removed the case to federal court and moved to transfer the action to the U.S. District Court for the District of Massachusetts. The State has opposed both removal and transfer. No trial date has been set.
     The Company believes that it has not engaged in any improper conduct and is vigorously defending these matters.
     Breach of Contract Action
     On October 6, 2005, plaintiffs Agvar Chemicals Inc., Ranbaxy Laboratories, Inc. and Ranbaxy Pharmaceuticals, Inc. filed suit against the Company and Teva Pharmaceuticals USA, Inc. in the Superior Court of New Jersey. In their complaint, plaintiffs seek to recover damages and other relief, based on an alleged breach of an alleged contract requiring the Company to purchase raw material for its generic Allegra product from Ranbaxy, prohibiting the Company from launching its generic Allegra product without Ranbaxy’s consent and prohibiting the Company from entering into an agreement authorizing Teva to launch Teva’s generic Allegra product. In an amended complaint, plaintiffs further asserted claims for fraud and negligent misrepresentation. The court has entered a scheduling order providing for the completion of discovery by December 8, 2008, but has not yet set a date for trial. The Company believes there was no such contract, fraud or negligent misrepresentation and is vigorously defending this matter.
     Other Litigation
     As of December 31, 2007, the Company was involved with other lawsuits incidental to its business, including patent infringement actions, product liability, and personal injury claims. Management, based on the advice of legal counsel, believes that the ultimate outcome of these other matters will not have a material adverse effect on our consolidated financial statements.
     Government Inquiries
     On July 11, 2006, the Company received a request from the FTC for the voluntary submission of information regarding the settlement agreement reached in the matter of Cephalon, Inc. v. Mylan Pharmaceuticals, Inc., et al., U.S. District Court for the District of New Jersey. The FTC is investigating whether the Company and the other parties to the litigation have engaged in unfair methods of competition in violation of Section 5 of the Federal Trade Commission Act by restricting the sale of Modafinil products. In its request letter, the FTC stated that neither the request nor the existence of an investigation indicated that Barr or any other company had violated the law.
     On February 13, 2008, the FTC filed an action against Cephalon in the U.S. District Court for the District of Columbia, claiming that Cephalon engaged in unfair methods of competition by entering into separate settlement agreements with the Company and three other generic companies concerning the Modafinil patent litigation. The Company was not named as a defendant in the litigation.
     The Company believes that its settlement agreement is in compliance with all applicable laws and intends to cooperate with the FTC’s investigation in this matter.
     On October 3, 2006, the FTC notified the Company it was investigating a patent litigation settlement reached in matters pending in the U.S. District Court for the Southern District of New York between Barr and Shire PLC concerning Shire’s Adderall XR product. On June 20, 2007, the Company received a Civil Investigative Demand, seeking documents and data. The Company is cooperating with the agency in its investigation.
(20) Segment Reporting
     The Company operates in two reportable business segments: generic pharmaceuticals and proprietary pharmaceuticals.
     Generic Pharmaceuticals
     Generic pharmaceutical products are therapeutically equivalent to a brand name product and are marketed primarily to wholesalers, retail pharmacy chains, mail order pharmacies and group purchasing organizations. Products sold in the U.S. are approved for distribution by the FDA through the ANDA process. Products sold outside the U.S. are subject to similar approval processes in the jurisdictions where they are sold. The Company also distributes, from time to time, product manufactured for the Company by the brand name company. Ciprofloxacin is an example of a distributed product that is included in the generic pharmaceuticals segment.
     The Company also includes in its generic segment revenue and gross profit from the sale of its developed and manufactured API to third parties.
     During the year ended December 31, 2007, one customer accounted for 15% of generic product sales. In the six-months ended December 31, 2006, two customers accounted for 17% and 11% of generic product sales. In the six-months ended December 31, 2005 (unaudited), three customers accounted for 20%, 16% and 15%. In fiscal year 2006, four customers accounted for 22%, 13%, 12% and 10% of generic product sales. In fiscal year 2005, five customers accounted for 15%, 15%, 13%, 12%, and 10% of generic product sales.
     Proprietary Pharmaceuticals
     Proprietary pharmaceutical products are generally patent-protected products marketed directly to health care professionals. These products are approved by the FDA primarily through the New Drug Application process. Barr’s proprietary segment also includes products whose patents have expired but continue to be sold under trade names to capitalize on prescriber and customer loyalties and brand recognition.
     During the year ended December 31, 2007, three customers accounted for 32%, 25% and 16% of proprietary product sales. In the six-months ended December 31, 2006, three customers accounted for 36%, 16% and 15% of proprietary product sales. In the six-months ended December 31, 2005 (unaudited), three customers accounted for 27%, 12% and 12% of proprietary product sales. In fiscal year 2006, three customers accounted for 30%, 15% and 11% of proprietary product sales. In fiscal year 2005, three customers accounted for 26%, 20% and 11% of proprietary product sales.
     Other
     The Other category includes alliance and development revenues and revenue from certain non-core operations.
     Alliance revenue include payments the Company receives based on sales or profits under agreements it has with third party partners. Development revenues primarily include reimbursements and fees the Company earns from the development of the Adenovirus vaccine. The Company’s non-core operations include its diagnostics, disinfectants, dialysis, infusions business.
     The accounting policies of the segments are the same as those described in Note 1. The Company evaluates the performance of its operating segments based on net revenues and gross profit. The Company does not report depreciation expense, total assets and capital expenditures by segment as such information is neither used by management nor accounted for at the segment level. Net product sales and gross profit information for the Company’s operating segments consisted of the following:

Twelve-months ended
December 31, 2007								% of
	Generic	%	Proprietary	%	Other	%	Consolidated	revenue

Revenues:
Product sales	$1,895,883	76%	$438,253	17%	$—	0%	$2,334,136	93%
Alliance and development revenue	—	—%	—	—%	121,858	5%	121,858	5%
Other revenue	—	—%	—	—%	44,588	2%	44,588	2%

Total revenues	$1,895,883	76%	$438,253	17%	$166,446	7%	$2,500,582	100%

		Margin		Margin		Margin		Margin
Gross Profit:		%		%		%		%
Product sales	$887,042	47%	$300,135	68%	$—	—%	$1,187,177	51%
Alliance and development revenue	—	—%	—	—%	121,858	100%	121,858	100%
Other revenue	—	—%	—	—%	20,448	46%	20,448	46%

Total gross profit	$887,042	47%	$300,135	68%	$142,306	85%	$1,329,483	53%

Transition Period								% of
December 31, 2006	Generic	%	Proprietary	%	Other	%	Consolidated	revenue

Revenues:
Product sales	$630,408	70%	$200,943	22%	$—	0%	$831,351	92%
Alliance and development revenue	—	—%	—	—%	65,882	7%	65,882	7%
Other revenue	—	—%	—	—%	7,531	1%	7,531	1%

Total revenues	$630,408	70%	$200,943	22%	$73,413	8%	$904,764	100%

		Margin		Margin		Margin		Margin
Gross Profit:		%		%		%		%
Product sales	$323,768	51%	$144,761	72%	$—	—%	$468,529	56%
Alliance and development revenue	—	—%	—	—%	65,882	100%	65,882	100%
Other revenue	—	—%	—	—%	1,030	14%	1,030	14%

Total gross profit	$323,768	51%	$144,761	72%	$66,912	91%	$535,441	59%

Six-months ended								% of
December 31, 2005 (unaudited)	Generic	%	Proprietary	%	Other	%	Consolidated	revenue

Revenues:
Product sales	$416,262	65%	$140,381	22%	$—	—%	$556,643	88%
Alliance and development revenue	—	—%	—	—%	79,313	12%	79,313	12%
Other revenue	—	—%	—	—%	—	—%	—	—%

Total revenues	$416,262	65%	$140,381	22%	$79,313	12%	$635,956	100%

		Margin		Margin		Margin		Margin
Gross Profit:		%		%		%		%
Product sales	$277,966	67%	$106,610	76%	$—	—%	$384,576	69%
Alliance and development revenue	—	—%	—	—%	79,313	100%	79,313	100%
Other revenue	—	—%	—	—%	—	—%	—	—%

Total gross profit	$277,966	67%	$106,610	76%	$79,313	100%	$463,889	73%

Fiscal year ended								% of
June 30, 2006	Generic	%	Proprietary	%	Other	%	Consolidated	revenue

Revenues:
Product sales	$838,820	64%	$330,963	25%	$—	0%	$1,169,783	89%
Alliance and development revenue	—	0%	—	0%	144,682	11%	144,682	11%
Other revenue	—	0%	—	0%	—	0%	—	0%

Total revenues	$838,820	64%	$330,963	25%	$144,682	11%	$1,314,465	100%

		Margin		Margin		Margin		Margin
Gross Profit:		%		%		%		%
Product sales	$552,793	66%	$239,088	72%	$—	—%	$791,881	68%
Alliance and development revenue	—	—%	—	—%	144,682	100%	144,682	100%
Other revenue	—	—%	—	—%	—	—%	—	—%

Total gross profit	$552,793	66%	$239,088	72%	$144,682	100%	$936,563	71%

Fiscal year ended								% of
June 30, 2005	Generic	%	Proprietary	%	Other	%	Consolidated	revenue

Revenues:
Product sales	$751,388	72%	$279,284	27%	$—	0%	$1,030,672	98%
Alliance and development revenue	—	0%	—	0%	16,727	2%	16,727	2%
Other revenue	—	0%	—	0%	—	0%	—	0%

Total revenues	$751,388	72%	$279,284	27%	$16,727	2%	$1,047,399	100%

		Margin		Margin		Margin		Margin
Gross Profit:		%		%		%		%
Product sales	$486,533	65%	$226,705	81%	$—	—%	$713,238	69%
Alliance and development revenue	—	—%	—	—%	16,727	100%	16,727	100%
Other revenue	—	—%	—	—%	—	—%	—	—%

Total gross profit	$486,533	65%	$226,705	81%	$16,727	100%	$729,965	70%

     Geographic Information
     The Company’s principal operations are in the United States and Europe. United States and Rest of World (“ROW”) sales are classified based on the geographic location of the customers. The table below presents revenues by geographic area based upon geographic location of the customer:
     Product sales by geographic area

			Six-Months
	Year Ended		Ended	Fiscal Year Ended
	December 31,	Transition	December 31,	June 30,
	2007	Period	2005	2006	2005
	(unaudited)
United States	$1,663,071	$696,328	$552,883	$1,163,148	$1,023,657
ROW	671,065	135,023	3,760	6,635	7,015

Total product sales	$2,334,136	$831,351	$556,643	$1,169,783	$1,030,672

     The Company operates in more than 30 countries outside the United States. No single foreign country contributes more than 10% to consolidated product sales.
     The table listed below represents the Company’s long-lived assets by geographical location.

     Long-Lived Assets by Geographical Location

	2007	2006
United States	$312,118	$278,529
ROW	803,786	725,889

Total	$1,115,904	$1,004,418

Product sales by therapeutic category
     The Company’s generic and proprietary pharmaceutical segment net product sales are represented in the following therapeutic categories for the following periods:

			Six
	Year Ended		Months Ended	Fiscal Year Ended
	December 31,	Transition	December 31,	June 30,
	2007	Period	2005	2006	2005
			(unaudited)
Contraception	$725,926	$368,310	$289,025	$622,382	$565,626
Psychotherapeutics	261,822	63,158	32,719	71,930	83,121
Cardiovascular	271,215	76,325	48,142	103,350	110,328
Antibiotics, antiviral & anti-infectives	241,495	75,386	28,379	59,366	44,300
Other (1)	833,678	248,172	158,378	312,755	227,297

Total	$2,334,136	$831,351	$556,643	$1,169,783	$1,030,672

(1)	Other includes numerous therapeutic categories, none of which individually exceeds 10% of consolidated product sales.

(21) Quarterly Data (unaudited)
     A summary of the quarterly results of operations is as follows:

	Three Month Period Ended
	Mar. 31	Jun. 30 (1)	Sept. 30	Dec. 31 (1)
Year Ended December 31, 2007:
Total revenues	$596,548	$633,956	$601,385	$668,693
Gross Profit	295,502	357,669	334,054	342,258
Net earnings	11,572	45,345	38,925	32,508
Earnings per common share — basic (2)	$0.11	$0.42	$0.37	$0.30

Earnings per common share — diluted (2)	$0.11	$0.41	$0.36	$0.30

Price range of Common Stock
High	$56.66	$55.10	$57.25	$58.38
Low	$45.77	$45.41	$49.49	$50.59

	Three Month Period Ended
	Sept. 30	Dec. 31
Six Months Ended December 31, 2006
Total revenues	$332,370	$572,394
Gross Profit	242,792	292,649
Net earnings (loss)	52,761	(390,916)
Earnings (loss) per common share — basic (2)	$0.50	$(3.67)

Earnings (loss) per common share — diluted (2)	$0.49	$(3.67)

Price range of Common Stock
High	$59.25	$53.89
Low	$44.60	$47.82

	Three Month Period Ended
	Sept. 30	Dec. 31	Mar. 31	Jun. 30
Year Ended June 30, 2006
Total revenues	$310,439	$325,517	$326,841	$351,668
Gross Profit	227,269	236,621	228,334	244,339
Net earnings	83,243	94,884	76,096	82,254
Earnings per common share — basic (2)	$0.80	$0.91	$0.72	$0.77

Earnings per common share — diluted (2)	$0.78	$0.88	$0.70	$0.76

Price range of Common Stock
High	$55.08	$63.60	$70.25	$64.51
Low	$45.00	$53.53	$60.83	$47.24

(1)	Gross margin and net income for the quarter ended December 31, 2007 include the effects of recording immaterial cost of sales that related to the quarter ended June 30, 2007 that were inadvertently not reflected in the reported results for that earlier period. As a result, gross margin and net income for the quarter ended June 30, 2007 were overstated by $12,400 and $7,400, respectively, and gross margin and net income for the quarter ended December 31, 2007 are understated by the same respective amounts. The Company’s financial position at December 31, 2007 and its results of operations and cash flows for the 2007 year are unaffected by this adjustment.

(2)	The sum of the individual quarters may not equal the full year amounts due to the effects of the market prices in the application of the treasury stock method. During its three most recent fiscal years, the Company did not pay any cash dividends.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-131387, 333-130534 and 333-155927 on Form F-3, 333-153497 on Form F-4 and 333-153503 and 333-155926 on Form S-8 of Teva Pharmaceutical Industries Limited, of our report dated February 29, 2008 relating to the financial statements of Barr Pharmaceuticals, Inc. as of December 31, 2007 and 2006 and for the year ended December 31, 2007, the six month period ended December 31, 2006 and the years ended June 30, 2006 and 2005 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standard No. 123(R), Share-Based Payment), appearing in this Form 6-K of Teva Pharmaceutical Industries Limited dated December 5, 2008.
/s/ Deloitte & Touche LLP
Parsippany, New Jersey
December 5, 2008

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statements No. 333-131387, 333-130534 and 333-155927 on Form F-3, 333-153497 on Form F-4 and No. 333-153503 and 333-155926 on Form S-8 of Teva Pharmaceutical Industries Limited of our report dated March 1, 2007, with respect to the consolidated balance sheet of PLIVA d.d. (a subsidiary of Barr Pharmaceuticals, Inc.) as of December 31, 2006, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the period from October 25, 2006 through December 31, 2006, before the effects of any retrospective adjustments for the discontinued operations, which report appears in this Form 6-K of Teva Pharmaceutical Industries Limited.
/s/ KPMG Hungária Kft.
Budapest, Hungary
December 5, 2008

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED (Registrant)
By:	/s/ Eyal Desheh
	Name:	Eyal Desheh
	Title:	Chief Financial Officer

Date: December 5, 2008